Eisai Co., Ltd.
6-10, Koishikawa 4-chome Bunkyo-ku, Tokyo 112 JAPAN
Telephone : (03) 3817- Fax : (03) 3811-
[redacted]

07027877

November.6, 2007

Securities and Exchange Commission
Headquarters
100 F Street, NE Washington, DC 20549
Office of Investor Education and Assistance

SUPPL

EISAI CO., LTD. (File No. 82-4015)

Dear Sir/Madam:

Enclosed please find materials submitted pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

In order to confirm receipt of the enclosed materials, would you kindly stamp the attached copy of this letter and return it in the enclosed pre-addressed, postage-paid envelope.

Thank you for your attention to this matter.

Very truly yours,

PROCESSED
NOV 19 2007
THOMSON
FINANCIAL

Hidehiro Miyake

Hidehiro Miyake
Finance Group, Director
Finance & Accounting Department
Eisai Co., Ltd.

11/14

Eisai Co., Ltd.
4-6-10 Koishikawa, Bunkyo-ku, Tokyo 112-8088 , Japan
Phone: 03- 3817-5120 Fax: 03-3811-3077

Eisai is a Human Health Care Corporation striving for innovative solutions in prevention, cure and care for the health and well-being of people worldwide. We combine our talents to understand and meet the needs of patients and their families to enhance the quality of life.

FOR IMMEDIATE RELEASE
October 30, 2007

Eisai Co., Ltd.

Eisai Announces Change in Regulatory Submission Strategy of E2007 for Parkinson's Disease

Eisai Co., Ltd. (Headquarters: Tokyo, President & CEO: Haruo Naito) announced today that the Company has decided to change the regulatory submission timing of E2007 (generic name: perampanel), which is under clinical investigation worldwide aiming to be the first oral AMPA receptor antagonist available for conditions including Parkinson's disease, neuropathic pain, epilepsy, migraine prophylaxis and multiple sclerosis. Eisai originally planned to file E2007 for approval in the U.S. and Europe for Parkinson's disease as the first indication within fiscal year 2007 but will do so in the fourth quarter of fiscal year 2008.

E2007, a new chemical entity developed by Eisai, has the novel mechanism of action of selectively antagonizing AMPA-type glutamate receptors. It is believed to show promise in the treatment of various neurologic diseases because AMPA receptors are widely distributed in nerves.

Eisai is conducting three Phase III studies (Studies 301, 302 and 309), primarily in the U.S. and Europe, for Parkinson's disease. The 30-week Study 301, which compared E2007 to placebo as an add-on therapy to levodopa for patients who have idiopathic Parkinson's disease, has been completed and analysis of its results is ongoing.

According to the currently available analysis results, E2007, compared with placebo, did not show a significant difference in the primary endpoint of reduction in "off" time (time when Parkinson's symptoms return as the effect of levodopa wears off). However, the study did show that E2007 was well tolerated and no significant safety issues were observed.

Preclinical study results demonstrated that E2007 prolonged both levodopa's duration of action and the time Parkinsonian symptoms were improved while improving the dyskinesia caused by levodopa. Additionally, the results of Study 204, Phase II POC (proof of concept) study, showed that E2007 reduced the "off" time in a significant dose-related manner. These results indicate that E2007 shows promise in the treatment of Parkinson's disease by prolonging levodopa's duration of action.

Eisai has decided to proceed with detailed analyses of Study 301 results (e.g. dose of levodopa, effects of concomitant drugs, etc.) and utilize the findings in planning the analyses to be performed for currently ongoing Studies 302 and 309 to clarify the efficacy and safety of E2007. Eisai plans to complete Studies 301, 302 and 309 under this policy and submit applications for E2007 in the U.S. and Europe in the fourth quarter of fiscal year 2008.

Concurrently, other clinical trials to investigate the efficacy and safety of E2007 for various indications, including neuropathic pain and epilepsy, are ongoing. Eisai plans to submit the E2007 application for neuropathic pain in fiscal year 2010, following the submission for Parkinson's disease.

Eisai remains committed to treating patients with cerebral and neurologic diseases and to increasing their quality of life through development of various new pharmaceuticals in addition to E2007.

Contacts:

Corporate Communications Department

Eisai Co., Ltd.
TEL: +81-3-3817-5036

Reference Data

1. AMPA Receptors and E2007

Glutamic acid is a common neurotransmitter used in central neuronal cells. It is known that excessive stimulation by glutamic acid causes excessive inflow of calcium ions into cells, resulting in central nerve cell death. AMPA receptors, one type of three ion-channel-type glutamate receptors, are believed to be engaged in almost all neuronal transmissions at excitatory synapses.

E2007 selectively antagonizes AMPA receptors and inhibits neuronal cell death. This mechanism was studied mainly by researchers at Eisai's London Research Laboratories and published in the UK's peer reviewed journal "Nature Medicine". (L. Steinman, Nature Medicine 6(1) 15-16, 2000)

2. Preclinical Studies of E2007 for Parkinson's Disease

1) Effects of E2007 on preclinical Parkinson's model

In a study designed to compare effects of E2007 and levodopa in MPTP (1-Methyl 4-phenyl 1,2,3,6-tetrahydropyridine), E2007 did not affect levodopa's maximum effect on Parkinson's disease symptoms, however, it significantly both prolonged levodopa's effective time and improved the severity of dyskinesia.

Presented at International Congress of Parkinson's Disease and Movement Disorders on November 2, 2006

2) Effects of E2007 on rotational behavior of levodopa

E2007 prolonged levodopa's duration of action in a preclinical study for 6OHDA-hemi-parkinsonian model.

Presented at International Congress of Parkinson's Disease and Movement Disorders on November 2, 2006.

3. Clinical Studies of E2007 for Parkinson's Disease

1) Study 204

Placebo control Phase II POC (proof of concept) Study

Target:	Parkinon's disease patients with motor fluctuations and dyskinesia on levodopa (maintenance dose).
Purpose:	Proof of concept
Treatment groups:	E2007 0.5mg, 1mg, 2mg or placebo
Duration:	12 weeks
Primary endpoint:	"Off" time change

Results:

- E2007 showed significant difference in reduction in "Off" time in a statistically significant dose-related manner. E2007 did not show significant difference between each dose and the placebo group in reduction of "Off" time. However, the E2007 2mg arm showed significant difference in efficacy.
- E2007 was well tolerated and no significant safety issues were observed.
- Worsening of dyskinesia was not observed.

2) Study 301

Placebo control Phase III studies

Target:	Add-on therapy in idiopathic PD patients with levodopa therapy with motor fluctuations of a "wearing off" type
Purpose:	To compare the efficacy of 2mg and 4mg of E2007 and placebo on motor function
Treatment groups:	E2007 2mg, 4 mg or Placebo
Duration:	30 weeks
Primary endpoint:	"Off" time change

3) Study 302

Placebo control Phase III studies

Target:	Add-on therapy in idiopathic PD patients with levodopa therapy with motor fluctuations of a "wearing off" type
Purpose:	To compare the efficacy of 2mg and 4mg of E2007 and placebo on motor function
Treatment groups:	E2007 2mg, 4 mg or Placebo
Duration:	20 weeks
Primary endpoint:	"Off" time change

4) Study 309

Placebo and entacapone control Phase III study

Target:	Add-on therapy in idiopathic PD patients with levodopa therapy with motor fluctuations of a "wearing off" type
Purpose:	To compare the efficacy of 4mg of E2007, placebo and entacapone on motor function
Treatment groups:	E2007 4mg, placebo or 200mg entacapone
Duration:	18 weeks
Primary endpoint:	"Off" time change

Securities Code: 4523

2007.9
Reference Data

Semiannual Period Ended September 30, 2007

DRAMATIC LEAP PLAN 2011

October 30, 2007

Eisai Co., Ltd.

For Inquiry:

Corporate Communications Department
TEL 81-3-3817-5120 FAX 81-3-3811-3077
http://www.eisai.co.jp/eir/

Contents

* All amounts are rounded to their nearest specified unit.
* Currency exchange rate utilized in the reference data are noted in the table below.
* All amounts of overseas profit and loss are converted into yen values based upon the average exchange rates for the periods shown in the table below.

Currency Exchange Rates

	US (¥/US$)	EU (¥/EURO)	UK (¥/£)
(Apr. 2006 - Sep. 2006) Interim Period Average Rate	115.37	145.97	213.45
(Sep. 30, 2006) Interim Period End Rate	117.90	149.77	221.10
(Apr. 2006 - Mar. 2007) Fiscal Year Average Rate	117.02	150.09	221.58
(Mar. 31, 2007) Fiscal Year End Rate	118.05	157.33	231.73
(Apr. 2007 - Sep. 2007) Interim Period Average Rate	**119.32**	**162.29**	**238.98**
(Sep. 30, 2007) Interim Period End Rate	**115.43**	**163.38**	**234.23**
(Oct. 2007 - Mar. 2008) Second Half Forecast Rate	**115.00**	**150.00**	**220.00**

Forward-looking Statements and Risk Factors

Materials and information provided in this financial disclosure may contain "forward-looking statements" based on current expectations, forecasts, estimates, business goals and assumptions that are subject to risks and uncertainties, which could cause actual outcomes and results to differ materially from these statements. Risks and uncertainties include general industry and market conditions, and general domestic and international economic conditions such as interest rate and currency exchange fluctuations.

Certain risk particularly apply with respect to the Company-related forward-looking statements. Risk factors associated with our business include, but are not limited to, challenges arising out of global expansion, uncertainties in new drug development, risks related to strategic alliances with partners, healthcare cost-containment measures, intensified competition and litigation with generic drugs, risks related to intellectual property rights, possible incidence of adverse events, compliance with laws and regulations, litigations, closure or shutdown of factories, safety issues of raw materials used, risks related to outsourcing, environmental issues, risks related to IT security and information management, conditions in the financial markets, and foreign exchange fluctuations. The risk factors mentioned above are based on the analysis made by Eisai Co., Ltd. as of the date this document was published.

I. Consolidated Financial Highlights

1. Statements of Income Data

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sep.	Interim 2007	Interim 2008	Interim YoY %	Full 2007	Full 2008 est.
Net sales	319.4	**362.8**	113.6	674.1	739.0
Cost of sales	53.2	**54.6**	102.6	109.3	110.5
R&D expenses	52.2	**63.8**	122.2	108.3	127.0
SG&A expenses	164.3	**187.3**	114.0	351.2	384.5
Operating income	49.6	**57.1**	114.9	105.3	117.0
Ordinary income	51.7	**59.6**	115.1	110.5	121.0
Net income	32.5	**39.4**	121.0	70.6	78.5
			Inc./(Dec.)		
Earnings per share (EPS, yen)	113.8	**138.5**	24.7	247.8	275.5
Dividend per share (DPS, yen)	55.0	**65.0**	10.0	120.0	130.0

* "Cost of sales" includes "Provision for sales returns-net".

2. Balance Sheets Data

(billions of yen)

	2007 31-Mar	2007 30-Sep	Inc./(Dec.)
Total assets	792.1	**817.6**	25.5
Equity	562.7	**575.1**	12.4
Shareholders' Equity	552.5	**564.3**	11.8
Shareholders' Equity/Total assets (%)	69.7	**69.0**	(0.7)

3. Capital Expenditures and Depreciation/Amortization

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sep.	Interim 2007	Interim 2008	Interim Inc./(Dec.)	Full 2007	Full 2008 est.
Capital expenditures	10.7	**81.5**	70.8	52.0	107.0
Property, plant and equipment	8.0	**13.6**	5.6	23.2	35.0
Intangible assets	2.7	**67.9**	65.1	28.8	72.0
Depreciation/Amortization	12.3	**15.4**	3.1	26.8	33.0

* Capital expenditures include the increase of asset by acquisition of Morphotek, Inc. (Property, plant and equipment: 0.6billions of yen, Intangible assets: 60.3 billions of yen)
* "Depreciation/Amortization" value includes amortization for "Intangible assets".

4. Statements of Cash Flows Data

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sep.	Interim 2007	Interim 2008	Interim Inc./(Dec.)	Full 2007
Net cash provided by operating activities	36.6	**41.7**	5.1	81.2
Net cash used in investing activities	(21.2)	**(52.6)**	(31.4)	(55.2)
Net cash used in financing activities	(25.1)	**(18.8)**	6.3	(40.6)
Cash and cash equivalents at end of period	175.0	**141.0**	(34.0)	171.1
Free cash flows	22.4	**(21.3)**	(43.8)	28.6

* "Free cash flows" = "Net cash provided by operating activities" - "Capital expenditures (including acquisition)"

II. Consolidated Statements of Income

1. Consolidated Statements of Income

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sep.	2007	Sales %	**2008**	Sales %	YoY %	Inc./Dec.
Net sales	319.4	100.0	**362.8**	100.0	113.6	43.4
Cost of sales	53.3	16.7	**54.7**	15.1	102.7	1.4
Provision for sales returns-net	(0.1)	(0.0)	**(0.1)**	(0.1)		(0.1)
Gross profit	266.2	83.3	**308.2**	85.0	115.8	42.1
R&D expenses	52.2	16.4	**63.8**	17.6	122.2	11.6
SG&A expenses	164.3	51.4	**187.3**	51.6	114.0	23.0
Operating income	49.6	15.5	**57.1**	15.7	114.9	7.4
Non-operating income	3.1	1.0	**3.3**	0.9		0.2
Non-operating expenses	1.0	0.3	**0.8**	0.2		(0.2)
Ordinary income	51.7	16.2	**59.6**	16.4	115.1	7.8
Special gain	0.3	0.1	**2.3**	0.6		2.0
Special loss	0.7	0.2	**1.1**	0.3		0.4
Income before income taxes and minority interests	51.3	16.1	**60.7**	16.7	118.3	9.4
Income taxes-current	22.9	7.2	**25.4**	7.0	110.7	2.4
Income taxes-deferred	(4.4)	(1.4)	**(4.4)**	(1.2)		(0.0)
Minority interests in net income	0.3	0.1	**0.4**	0.1		0.1
Net income	32.5	10.2	**39.4**	10.8	121.0	6.8

<Explanations>

Net sales
<Increase Factor>
Increase in sales of *Aricept* and *Aciphex/Pariet*

R&D expenses
<Increase Factor>
Advanced in clinical studies

Special gain
<Increase Factor>
Profit by sales of investment securities

2. Financial Results by Operating Segment

2-1 Consolidated Net Sales by Operating Segment (by Geographical Segment)

(billions of yen)

Years Ended/Ending March 31	Interim		Full
Interim Apr. - Sep.	2007	**2008**	2007
Net sales to customers	319.4	**362.8**	674.1
Pharmaceuticals	308.9	**351.4**	652.9
Japan	134.2	**147.0**	273.2
North America	138.4	**163.7**	302.3
Europe	26.0	**26.7**	53.7
Asia and others	10.3	**14.0**	23.7
Other	10.5	**11.4**	21.2
Japan	9.3	**10.4**	19.0
Overseas	1.2	**1.0**	2.1

* Net sales for each segment are those to external customers.
* Major areas and countries included in each region:
 1. North America: The U.S. and Canada
 2. Europe: The United Kingdom, France, Germany, etc.
 3. Asia and others: East Asia, South-East Asia, and Latin America, etc. (excluding Japan)

2-2 Consolidated Operating Income by Operating Segment

(billions of yen)

Years Ended/Ending March 31	Interim		Full
Interim Apr. - Sep.	2007	**2008**	2007
Operating income	49.6	**57.1**	105.3
Pharmaceuticals	50.7	**58.2**	108.1
Other	0.9	**1.0**	1.7
Eliminations and corporate	(2.0)	**(2.1)**	(4.5)

3. Geographical Segment Information

3-1 Consolidated Net Sales by Geographical Segment

(billions of yen)

Years Ended/Ending March 31	Interim		Full
Interim Apr. - Sep.	2007	**2008**	2007
Net sales to customers	319.4	**362.8**	674.1
Japan	143.5	**157.4**	292.2
North America	139.1	**164.2**	303.4
Europe	26.5	**27.3**	54.8
Asia and others	10.3	**14.0**	23.7
Overseas sales	175.9	**205.4**	381.9
Overseas sales (%)	55.1	**56.6**	56.7

* Net sales for each region are those to external customers.

3-2 Consolidated Operating Income by Geographical Segment

(billions of yen)

Years Ended/Ending March 31	Interim		Full
Interim Apr. - Sep.	2007	**2008**	2007
Operating income	49.6	**57.1**	105.3
Japan	34.1	**45.8**	72.8
North America	13.3	**9.7**	28.8
Europe	2.0	**0.9**	4.1
Asia and others	1.8	**3.1**	4.0
Eliminations and corporate	(1.6)	**(2.5)**	(4.4)

4. Overseas Sales

(billions of yen)

Years Ended/Ending March 31	Interim		Full
Interim Apr. - Sep.	2007	**2008**	2007
Net sales	319.4	**362.8**	674.1
Overseas sales	189.3	**222.2**	410.8
North America	143.4	**169.5**	312.0
Europe	34.1	**37.0**	72.2
Asia and others	11.8	**15.8**	26.5
Overseas sales (%)	59.3	**61.2**	60.9

* Major areas and countries included in each region:
  1. North America: The U.S. and Canada
  2. Europe: The United Kingdom, France, Germany, etc.
  3. Asia and others: East Asia, South-East Asia, and Latin America, etc. (excluding Japan)

5. Global Product Sales (Independent and Co-promotion)

5-1 *ARICEPT* Sales by Geographical Area

Years Ended/Ending March 31 Interim Apr. - Sep. Area		Interim 2007	Interim **2008**	Full 2007
Japan	¥ Billions	23.9	**30.0**	49.7
U.S.	¥ Billions	72.7	**89.5**	162.2
	[U.S. $ Millions]	[631]	**[750]**	[1,386]
Europe	¥ Billions	16.8	**17.3**	34.5
UK	¥ Billions	0.7	**0.6**	1.2
	[UK £ Millions]	[3]	**[3]**	[6]
France	¥ Billions	12.4	**12.9**	25.8
	[Euro Millions]	[85]	**[79]**	[172]
Germany	¥ Billions	3.6	**3.8**	7.4
	[Euro Millions]	[25]	**[23]**	[50]
Asia	¥ Billions	2.8	**4.0**	6.6
Total	¥ Billions	116.2	**140.9**	252.9

* Sales forecast for Eisai sales territories for the year ending March 2008 is ¥294.0 billion.

5-2 *ACIPHEX/PARIET* Sales by Geographical Area

Years Ended/Ending March 31 Interim Apr. - Sep. Area		Interim 2007	Interim **2008**	Full 2007
Japan	¥ Billions	14.6	**18.3**	30.7
U.S.	¥ Billions	60.4	**66.4**	126.9
	[U.S. $ Millions]	[524]	**[556]**	[1,084]
Europe	¥ Billions	6.0	**4.6**	12.1
UK	¥ Billions	2.0	**1.5**	3.3
	[UK £ Millions]	[9]	**[6]**	[15]
Germany	¥ Billions	0.9	**0.9**	2.5
	[Euro Millions]	[6]	**[5]**	[17]
Italy	¥ Billions	3.1	**2.3**	6.3
	[Euro Millions]	[21]	**[14]**	[42]
Asia	¥ Billions	2.3	**3.0**	4.6
Total	¥ Billions	83.4	**92.2**	174.3

* Sales forecast for Eisai sales territories for the year ending March 2008 is ¥184.0 billion.

5-3 *ZONEGRAN* Sales by Geographical Area

Years Ended/Ending March 31 Interim Apr. - Sep. Area		Interim 2007	Interim **2008**	Full 2007
U.S.	¥ Billions	1.6	**1.4**	3.1
	[U.S. $ Millions]	[14]	**[12]**	[27]
Europe, Asia	¥ Billions	0.7	**1.6**	1.8
Total	¥ Billions	2.3	**3.0**	4.9

<Reference>

Eisai Inc. (U.S.) / Pharmaceutical production/sales

Years Ended/Ending March 31 Interim Apr. - Sep.		Interim 2007	Interim 2008	Full 2007
Net sales	¥ Billions	139.8	**166.1**	305.6
	[U.S. $ Millions]	[1,212]	**[1,392]**	[2,612]
Operating income	¥ Billions	12.4	**10.7**	27.1
	[U.S. $ Millions]	[107]	**[90]**	[231]
Net income	¥ Billions	8.6	**7.5**	19.3
	[U.S. $ Millions]	[74]	**[63]**	[165]
Operating income before royalty deduction	¥ Billions	33.3	**41.5**	72.9
	[U.S. $ Millions]	[288]	**[348]**	[623]

Eisai China Inc. / Pharmaceutical production/sales

Years Ended/Ending March 31 Interim Apr. - Sep.		Interim 2007	Interim 2008	Full 2007
Net sales	¥ Billions	3.1	**4.7**	8.9
	[Chinese RMB Millions]	[213]	**[302]**	[606]
Operating income	¥ Billions	0.4	**1.1**	1.4
	[Chinese RMB Millions]	[28]	**[71]**	[97]
Net income	¥ Billions	0.3	**1.0**	1.2
	[Chinese RMB Millions]	[23]	**[66]**	[84]

* Interim period of Eisai China Inc. ends on June 30, and therefore, it prepares provisional financial statement of account at the date of consolidated financial settlement from the annual announcement for the fiscal year ended March 2007. Consequently, figures for "Interim FY2006" and "Interim FY2007" above indicate six-month results from January to June, 2006 and six-month results from April to September 2007, while "Annual 2007" shows 15-month result from January 2006 to March 2007.

* Average rate of Japanese yen to Chinese RMB

January 1, 2006 to June 30, 2006	14.40 yen/Chinese RMB
April 1, 2007 to September 30, 2007	15.66 yen/Chinese RMB
January 1, 2006 to March 31, 2007	14.75 yen/Chinese RMB

Eisai Korea Inc. / Pharmaceutical Sales

Years Ended/Ending March 31 Interim Apr. - Sep.		Interim 2007	Interim 2008	Full 2007
Net sales	¥ Billions	3.7	**4.5**	7.5
	[Korean Won Billions]	[30]	**[35]**	[60]
Operating income	¥ Billions	0.5	**0.7**	1.1
	[Korean Won Billions]	[4]	**[5]**	[9]
Net income	¥ Billions	0.4	**0.5**	0.8
	[Korean Won Billions]	[3]	**[4]**	[6]

* Average rate of Japanese yen to Korean Won

April 1, 2006 to September 30, 2006	0.1217 yen/Korean won
April 1, 2007 to September 30, 2007	0.1289 yen/Korean won
April 1, 2006 to March 31, 2007	0.1243 yen/Korean won

6. SG&A Expenses

6-1 R&D Expenses

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sep.	Interim 2007	Interim **2008**	Full 2007	Full 2008 est.
Net sales	319.4	**362.8**	674.1	739.0
R&D expenses	52.2	**63.8**	108.3	127.0
Ratio of R&D expenses to net sales (%)	16.4	**17.6**	16.1	17.2

6-2 SG&A Expenses

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sep.	Interim 2007	Interim **2008**	Full 2007	Full 2008 est.
Net sales	319.4	**362.8**	674.1	739.0
SG&A expenses	164.3	**187.3**	351.2	384.5
Personnel expenses	34.0	**37.2**	72.2	-
Marketing expenses	107.5	**123.1**	230.6	-
Administrative expenses and others	22.7	**27.0**	48.4	-
Ratio of SG&A expenses to net sales (%)	51.4	**51.6**	52.1	52.0

6-3 SG&A Expenses (Including R&D Expenses)

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sep.	Interim 2007	Interim **2008**	Full 2007	Full 2008 est.
Net sales	319.4	**362.8**	674.1	739.0
SG&A expenses (including R&D expenses)	216.5	**251.2**	459.5	511.5
Ratio of SG&A expenses including R&D expenses to net sales (%)	67.8	**69.3**	68.2	69.2

7. Personnel Information (Consolidated)

(persons)

	2006 31-Mar	2007 31-Mar	2007 **30-Sep**
Total	9,081	9,649	**9,996**
Japan	5,144	5,334	**5,506**
U.S.	1,787	1,975	**2,040**
Europe	650	765	**814**
Asia	1,500	1,575	**1,636**

1. Consolidated Balance Sheets <Assets>

(billions of yen)

	2007				Change	Inc./
	31-Mar	%	30-Sep	%	%	(Dec.)
Current assets:						
Cash and cash in banks	89.8		**66.9**			(22.9)
Notes and accounts receivable-trade	162.2		**166.2**			4.0
Short-term investments	90.3		**84.6**			(5.7)
Inventories	52.8		**53.4**			0.7
Deferred tax assets	33.2		**34.4**			1.2
Other	13.4		**15.7**			2.3
Allowance for doubtful receivables	(0.4)		**(0.4)**			(0.0)
Total current assets	441.2	55.7	**420.9**	51.5	95.4	(20.4)
Fixed assets:						
Property, plant and equipment:						
Buildings and structures	74.4		**73.4**			(1.1)
Machinery, equipment and vehicles	24.6		**23.2**			(1.4)
Land	18.0		**21.7**			3.6
Construction in progress	4.9		**7.3**			2.4
Other	11.9		**11.9**			0.0
Total property, plant and equipment	133.8	16.9	**137.5**	16.8	102.7	3.6
Intangible assets:						
Sales rights	46.0		**48.4**			2.4
Core technology	-		**56.5**			56.5
Other	16.6		**16.8**			0.2
Total Intangible assets	62.6	7.9	**121.6**	14.9	194.3	59.0
Investments and other assets:						
Investment securities	111.9		**88.4**			(23.5)
Deferred tax assets	32.6		**37.9**			5.3
Other	10.7		**12.1**			1.3
Allowance for doubtful accounts	(0.7)		**(0.6)**			0.1
Total investments and other assets	154.5	19.5	**137.7**	16.8	89.1	(16.8)
Total fixed assets	350.9	44.3	**396.8**	48.5	113.1	45.9
Total assets	792.1	100.0	**817.6**	100.0	103.2	25.5

<Explanations>

Cash and cash in banks
<Decrease Factor>
Company acquisition expenses

Core technology
<Increase Factor>
Company acquisition

Investment securities
<Decrease Factors>
Decrease in fair market value of investment securities
Sales of investment securities

2. Consolidated Balance Sheets <Liabilities and Equity>

(billions of yen)

	2007 31-Mar	%	30-Sep	%	Change %	Inc./ (Dec.)	<Explanations>
Current liabilities:							
Notes and accounts payable-trade	19.3		**17.3**			(2.0)	
Short-term borrowings	0.2		**-**			(0.2)	
Accounts payable-other/accrued expenses etc.	109.3		**110.1**			0.8	
Income taxes payable	22.0		**23.9**			1.8	
Reserve for sales rebates	35.1		**33.9**			(1.1)	
Other	5.8		**6.5**			0.7	
Total current liabilities	191.8	24.2	**191.8**	23.5	100.0	(0.0)	
Long-term liabilities:							
Deferred tax liabilities	0.1		**16.8**			16.7	**Deferred tax liabilities** <Increase Factor> Company acquisition
Liability for retirement benefits	31.8		**28.1**			(3.7)	
Retirement allowances for directors	1.3		**1.4**			0.0	
Other	4.4		**4.5**			0.1	
Total long-term liabilities	37.6	4.8	**50.8**	6.2	134.9	13.1	
Total liabilities	229.4	29.0	**242.5**	29.7	105.7	13.1	
Owners' equity:							
Common stock	45.0		**45.0**			-	
Capital surplus	55.2		**55.2**			-	
Retained earnings	469.6		**490.8**			21.2	
Treasury stock	(42.2)		**(42.1)**			0.1	
Total owners' equity	527.6	66.6	**548.9**	67.1	104.0	21.3	
Net unrealized gain and translation adjustments:							
Net unrealized gain on available-for-sale securities	19.9		**12.3**			(7.5)	**Net unrealized gain on available-for-sale securities** <Decrease Factor> Decrease in fair market value of investment securities
Deferred hedge gains and loses	-		**0.1**			0.1	
Foreign currency translation adjustments	5.0		**2.9**			(2.0)	
Total net unrealized gain and translation adjustments	24.8	3.1	**15.4**	1.9	61.9	(9.5)	
Stock acquisition rights	0.3	0.0	**0.6**	0.1	188.7	0.3	
Minority interests	9.9	1.3	**10.3**	1.2	103.4	0.3	
Total equity	562.7	71.0	**575.1**	70.3	102.2	12.4	
Total liabilities and equity	792.1	100.0	**817.6**	100.0	103.2	25.5	

3. Stock Information

3-1 Issued Stock and Shareholder Information

As of September 30, 2007

Total Number of Authorized Shares (shares)	Number of Shares Outstanding (shares)	[Number of Treasury Stock] (shares)	Number of Shareholders (persons)	Average Number of Shares per Shareholder (shares)
1,100,000,000 shares	296,566,949 shares	[12,404,381 shares]	51,497	5,759

* Number of shares of outstanding includes number of treasury stocks.

3-2 Top 10 Shareholders

As of September 30, 2007

Name	Shares (1,000 shares)	%
The Master Trust Bank of Japan, Ltd. (Trust Account)	16,029	5.41
Nippon Life Insurance Company	15,327	5.17
Saitama Resona Bank, Limited	12,398	4.18
Japan Trustee Services Bank, Ltd. (Trust Account)	12,147	4.10
The Chase Manhattan Bank N.A. London S.L. Omnibus Account	10,501	3.54
Nomura Securities Co., Ltd.	6,512	2.20
Mizuho Corporate Bank, Ltd.	5,630	1.90
Eisai Employee Shareholding Association	5,566	1.88
Sumitomo Life Insurance Company	5,000	1.69
The Naito Foundation	4,207	1.42

* Treasury stock (12,404 thousands shares, 4.18%) is excluded as it has no voting rights.
* Number of shares less than one thousand has been omitted.

3-3 Number of Shareholders by Category

(persons)

	2007 31-Mar	%	**2007 30-Sep**	%	Inc./(Dec.)
Financial Institutions	190	0.4	**219**	0.4	29
Securities Companies	63	0.2	**65**	0.1	2
Other Japanese Corporations	1,081	2.5	**1,122**	2.2	41
Corporations Outside Japan, etc.	541	1.3	**483**	1.0	(58)
Individuals and Others	40,974	95.6	**49,608**	96.3	8,634
Total	42,849	100.0	**51,497**	100.0	8,648

3-4 Number of Shares Held by Category

(1,000 shares)

	2007 31-Mar	%	**2007 30-Sep**	%	Inc./(Dec.)
Financial Institutions	114,782	38.7	**117,825**	39.7	3,042
Securities Companies	13,522	4.5	**13,805**	4.7	282
Other Japanese Corporations	22,799	7.7	**21,440**	7.2	(1,359)
Corporations Outside Japan, etc.	92,214	31.1	**84,635**	28.5	(7,578)
Treasury Stock	12,437	4.2	**12,404**	4.2	(33)
Individuals and Others	40,810	13.8	**46,456**	15.7	5,645
Total	296,566	100.0	**296,566**	100.0	-

* Number of shares less than one thousand has been omitted.

3-5 Breakdown of Shareholders Holding Size/Number of Shareholders

(persons)

	2007 31-Mar	%	2007 30-Sep	%	Inc./ (Dec.)
1 million shares and over	54	0.1	**52**	0.1	(2)
100,000 ~ 999,999 shares	178	0.4	**179**	0.3	1
10,000 ~ 99,999 shares	728	1.7	**751**	1.5	23
1,000 ~ 9,999 shares	9,878	23.1	**10,899**	21.2	1,021
100 ~ 999 shares	28,552	66.6	**36,051**	70.0	7,499
less than 100 shares	3,459	8.1	**3,565**	6.9	106
Total	42,849	100.0	**51,497**	100.0	8,648

3-6 Breakdown by Shareholder Holding Size/Number of Shares Held

(1,000 shares)

	2007 31-Mar	%	2007 30-Sep	%	Inc./ (Dec.)
1 million shares and over	188,110	63.4	**184,786**	62.3	(3,324)
100,000 ~ 999,999 shares	60,735	20.5	**60,687**	20.5	(47)
10,000 ~ 99,999 shares	19,568	6.6	**19,323**	6.5	(244)
1,000 ~ 9,999 shares	21,572	7.3	**23,463**	7.9	1,891
100 ~ 999 shares	6,443	2.2	**8,167**	2.8	1,724
less than 100 shares	136	0.0	**138**	0.0	1
Total	296,566	100.0	**296,566**	100.0	-

* Number of shares less than one thousand has been omitted.

IV. Consolidated Statements of Cash Flows

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sep.	Interim 2007	Interim 2008	Inc./(Dec.)
Operating activities:			
Income before income taxes and minority interests	51.3	**60.7**	9.4
Depreciation and amortization	12.3	**15.4**	3.1
Net decrease (increase) in notes and accounts receivables/payable-trade and inventories	(11.6)	**(7.6)**	4.0
Net increase (decrease) in accounts payable-other/accrued expenses etc.	5.4	**4.8**	(0.6)
Other	2.4	**(10.2)**	(12.6)
[Sub-total]	59.7	**63.0**	3.3
Interest paid/received	2.6	**3.1**	0.4
Income taxes paid	(25.8)	**(24.4)**	1.4
Net cash provided by operating activities	36.6	**41.7**	5.1
Investing activities:			
Capital expenditures (including acquisition)	(14.2)	**(63.1)**	(48.9)
Purchases/proceeds from sales of securities etc.	(6.0)	**11.4**	17.4
Other	(1.0)	**(1.0)**	(0.0)
Net cash used in investing activities	(21.2)	**(52.6)**	(31.4)
Financing activities:			
Dividends paid	(14.3)	**(18.5)**	(4.2)
Purchase of treasury stock	(11.1)	**-**	11.1
Other	0.2	**(0.3)**	(0.5)
Net cash used in financing activities	(25.1)	**(18.8)**	6.3
Foreign currency translation adjustments on cash and cash equivalents	1.4	**(0.5)**	(1.9)
Net increase (decrease) in cash and cash equivalents	(8.3)	**(30.1)**	(21.8)
Cash and cash equivalents at beginning of period	183.3	**171.1**	(12.2)
Cash and cash equivalents at end of period	175.0	**141.0**	(34.0)

<Explanations>

Other
<Decrease Factor>
Changes of other current assets

Capital expenditures (including acquisition)
<Increase Factor>
Company acquisition expenses

Purchases/proceeds from sales of securities etc.
<Increase Factor>
Sales of investment securities

Dividends paid
<Increase Factor>
Increase in Dividend per Share

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sep.	Interim 2007	Interim 2008	Inc./(Dec.)
Free Cash Flows	22.4	**(21.3)**	(43.8)

<Explanations>

* "Free cash flows" = "Net cash provided by operating activities" - "Capital expenditures (including acquisition)"

1. Consolidated Subsidiaries (46 companies)

1-1 Subsidiaries Outside Japan (34 companies)

As of September 30, 2007

Company Name	Location	Common Stock		Voting Rights	Description of Operations
		Unit: thousand			
Eisai Corporation of North America	New Jersey, USA	385,900	US$	100.00%	U.S. regional headquarters/holding company
Morphotek, Inc.	Pennsylvania, USA	355,000	US$	100.00%	Basic research/clincial research
Eisai Inc.	New Jersey, USA	151,600	US$	100.00%	Pharma. production/sales
Eisai Research Institute of Boston Inc.	Massachusetts, USA	115,300	US$	100.00%	Basic research,clincial trial process research/production
Eisai Medical Research Inc.	New Jersey, USA	1,000	US$	100.00%	Pharma. clinical research
Eisai Machinery U.S.A. Inc.	New Jersey, USA	1,000	US$	100.00%	Pharma. machinery sales
Eisai Europe Ltd.	London, U.K.	105,261	UKPS	100.00%	European regional headquarters/holding company
Eisai Ltd.	London, U.K.	15,548	UKPS	100.00%	Pharma. clinica/sales research
Eisai London Research Laboratories Ltd.	London, U.K.	12,000	UKPS	100.00%	Basic research
Eisai Manufacturing Ltd.	Hertfordshire, U.K.	2,000	UKPS	100.00%	-
Eisai GmbH	Frankfurt, FRG	7,669	EUR	100.00%	Pharma. sales
Eisai Machinery GmbH	Cologne, FRG	1,278	EUR	100.00%	Pharma. machinery production/sales
Eisai S.A.S.	Paris, France	19,500	EUR	100.00%	Pharma. production/sales
Eisai B.V.	Amsterdam, Netherlands	540	EUR	100.00%	Pharma. production/sales
Eisai Farmacêutica S.A.	Madrid, Spain	4,000	EUR	100.00%	Pharma. marketing
Eisai S.r.l.	Milan, Italy	3,500	EUR	100.00%	Pharma. sales
Eisai Pharma AG	Zurich, Switzerland	3,000	CHF	100.00%	Pharma. sales
Eisai AB	Stockholm, Sweden	10,000	SEK	100.00%	Pharma. sales
EF-Eisai Farmacêutica, Unipessoal Lda.	Lisbon, Portugal	4,000	EUR	100.00%	-
Eisai SA/NV	Brussels, Belgium	7,000	EUR	100.00%	-
P.T. Eisai Indonesia	Jakarta, Indonesia	5,000	US$	100.00%	Pharma. production/sales
Eisai Asia Regional Services Pte. Ltd.	Singapore, Singapore	26,400	S$	100.00%	Asia subsidiaries holding company
Eisai (Singapore) Pte. Ltd.	Singapore, Singapore	300	S$	100.00%	Pharma. sales
Eisai Clinical Research Singapore Pte. Ltd.	Singapore, Singapore	10	S$	100.00%	Pharma. clinical research
Eisai (Malaysia) Sdn. Bhd.	Petaling Jaya, Malaysia	470	M$	100.00%	Pharma. sales
Eisai (Thailand) Marketing Co., Ltd.	Bangkok, Thailand	11,000	Baht	49.90%	Pharma. production/sales
Eisai Taiwan Inc.	Taipei, Taiwan	270,000	NT$	100.00%	Pharma. production/sales
Eisai China Inc.	Suzhou, China	319,205	RMB	100.00%	Pharma. production/sales
Eisai (Hong Kong) Co., Ltd.	Hong Kong, China	500	HK$	100.00%	Pharma. sales
Eisai Korea Inc.	Seoul, Korea	3,512,000	Won	100.00%	Pharma. sales
HI-Eisai Pharmaceutical Inc.	Manila, Philippines	56,250	Peso	50.00%	Pharma. production/sales
Eisai Pharmaceuticals India Pte. Ltd.	Maharashtra, India	100,000	INR	100.00%	Pharma. production/sales
Eisai Pharmatechnology & Manufacturing Pte. Ltd.	Andhra Pradesh, India	104,000	INR	100.00%	-
Eisai Australia Pty. Ltd.	Sydney, Australia	1,000	A$	100.00%	-

* Fiscal year of Eisai's consolidated subsidiaries ends on March 31 excluding Eisai China Inc. (fiscal year ends on December 31). Eisai China Inc. conducted provisional financial settlement at the date of consolidated financial settlement.
* Eisai (Thailand) Marketing Co., Ltd., and HI-Eisai Pharmaceutical Inc., are concidered as Eisai's consolidated subsidiaries under the "controlling entity" standard though Eisai's voting rights for these companies are no more than 50%.
* MAB Acquisition Corporation (MAB) merged with Morphotek, Inc.(U.S.) in April 2007 with Morphotek, Inc. being the surviving company.
* Eisai SA/NV was established in Belgium in September 2007.
* Fractions figures in "Common Stock" are rounded down.

1-2 Subsidiaries in Japan (12 companies)

As of September 30, 2007

Company Name	Location	Common Stock	Equity (%) Ownership	Description of Operations
Sanko Junyaku Co., Ltd.	Tokyo	5,262 million yen	50.88%	Diagnostic product prod./sales
Sannova Co., Ltd.	Gunma Pref.	926 million yen	79.95%	Pharm. prod./sales
Elmed Eisai Co., Ltd.	Tokyo	450 million yen	100.00%	Pharm. sales
Eisai Food & Chemicals Co., Ltd.	Tokyo	101 million yen	100.00%	Food additives/chemicals sales
Eisai Machinery Inc.	Tokyo	100 million yen	100.00%	Pharm. machinery prod./sales
KAN Research Institute, Inc.	Hyogo Pref.	70 million yen	100.00%	Basic research
Eisai Distribution Co., Ltd.	Kanagawa Pref.	60 million yen	100.00%	Pharm. distribution
Eisai R&D Management Co., Ltd.	Tokyo	11 million yen	100.00%	Management of drug development/research
Sunplanet Co., Ltd.	Tokyo	455 million yen	84.95%	Administrative/Catering/Printing service/Real estate management
Clinical Supply Co., Ltd.	Gifu Pref.	80 million yen	84.80%	Medical devices prod./sales
Palma Bee'Z Research Institute Co., Ltd.	Tokyo	50 million yen	75.44%	Diagnostic product research
Eisai Seikaken Co., Ltd.	Tokyo	50 million yen	70.00%	Agro-chemical prod./sales

* Sanko Junyaku became a wholly-owned subsidiary of Eisai on October 1, 2007 following the delisting from JASDAQ on September 25 through a share exchange. The transaction will be in effect as of October 1, 2007. In acordance with the subsidiarizarion, Eisai's voting rights for Palma Bee'Z Research Institute Co., Ltd. increased to 100%.

* Fractions figures in "Common Stock" have been omitted.

2. Equity in Earnings in Associated Companies (1 company)

As of September 30, 2007

Company Name	Location	Common Stock	Equity (%) Ownership	Description of Operations
Bracco-Eisai Co., Ltd.	Tokyo	340 million yen	49.00%	Contrast media import/prod./sales

* Fiscal year of Bracco-Eisai Co., Ltd. ends on December 31.

* Fractions figures in "Common Stock" have been omitted.

VI. Financial Trend

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sep.		1999	2000	2001	2002	2003	2004	2005	2006	2007	**2008**
<Statements of Income Data>											
Net sales	Interim		148.1	174.9	211.0	234.4	247.8	261.0	282.6	319.4	**362.8**
		284.9	302.5	361.7	431.7	466.6	500.2	533.0	601.3	674.1	
Cost of sales	Interim		44.7	49.0	52.2	52.9	47.6	50.4	48.7	53.2	**54.6**
		87.1	91.6	98.5	101.5	102.6	97.2	98.5	104.5	109.3	
R&D expenses	Interim		23.7	22.6	24.7	27.9	33.5	37.5	44.4	52.2	**63.8**
		43.7	46.7	49.6	55.0	59.7	69.0	78.3	93.2	108.3	
SG&A expenses	Interim		60.3	72.3	95.1	113.3	125.7	131.5	144.3	164.3	**187.3**
		115.4	127.1	154.7	202.5	228.4	250.9	269.4	307.8	351.2	
Operating income	Interim		19.5	31.1	39.0	40.4	41.0	41.6	45.3	49.6	**57.1**
		38.6	37.1	59.0	72.7	75.9	83.1	86.8	95.7	105.3	
Ordinary income	Interim		19.4	31.9	40.2	40.1	40.7	43.2	47.1	51.7	**59.6**
		39.8	36.9	63.2	76.1	76.1	83.4	89.1	100.0	110.5	
Net income	Interim		2.7	8.9	20.0	22.2	24.9	27.6	30.2	32.5	**39.4**
		15.9	11.3	23.3	36.5	41.0	50.1	55.5	63.4	70.6	
<Statements of Cash Flows>											
Operating cash flows	Interim		22.0	43.2	33.1	19.6	45.8	40.8	39.9	36.6	**41.7**
		35.9	27.2	85.0	56.9	57.6	72.7	49.2	87.1	81.2	
Net cash used in investing activities	Interim		(0.7)	(28.8)	(1.2)	(18.0)	(15.3)	(21.5)	(14.1)	(21.2)	**(52.6)**
		(33.9)	(4.0)	(19.6)	(7.2)	(27.7)	(27.3)	(37.5)	(29.5)	(55.2)	
Net cash used in financing activities	Interim		(3.4)	(3.5)	(5.7)	(14.6)	(4.5)	(4.6)	(10.1)	(25.1)	**(18.8)**
		(10.0)	(15.4)	(17.7)	(39.1)	(19.8)	(21.4)	(16.7)	(21.8)	(40.6)	
Cash and	Interim		61.6	63.3	131.2	104.6	150.0	163.7	160.1	175.0	**141.0**
cash equivalents at end of period		46.9	52.6	106.3	121.8	127.3	146.1	142.4	183.3	171.1	
Free cash flows	Interim		13.6	36.8	22.8	5.3	36.0	16.6	20.7	22.4	**(21.3)**
		21.1	12.6	71.8	32.1	31.1	48.9	10.5	43.6	28.6	
<Balance Sheet Data>											
Common stock		44.9	44.9	44.9	44.9	45.0	45.0	45.0	45.0	45.0	**45.0**
Total assets		463.4	485.7	549.4	557.6	591.7	615.8	662.7	747.2	792.1	**817.6**
Shareholders' equity		308.6	329.4	345.9	362.1	388.2	419.5	459.6	519.2	552.5	**564.3**
<Capital Expenditures and Depreciation/Amortization>											
Capital expenditures		14.2	16.3	15.0	27.2	21.9	28.7	49.0	37.0	52.0	**81.5**
Depreciation/Amortization		13.0	15.1	15.0	15.3	18.0	18.5	22.4	25.0	26.8	**15.4**
<Managerial Indices>											(Interim)
Dividends On Equity (DOE, %)		2.1	2.0	2.0	2.4	2.5	2.6	3.7	5.3	6.4	
Return On Equity (ROE, %)		5.2	3.5	6.9	10.3	10.9	12.4	12.6	13.0	13.2	
Dividend payout ratio (%)		40.1	56.5	29.2	23.3	22.7	20.9	29.0	40.6	48.4	
Earnings Per Share (EPS, yen)		53.6	38.0	78.7	123.5	141.2	172.1	193.4	221.9	247.8	
Diluted EPS (yen)		53.1	37.7	77.9	122.3	139.9	172.1	193.3	221.6	247.5	
Return on sales ratio (%)		5.6	3.7	6.4	8.5	8.8	10.0	10.4	10.5	10.5	
Shareholders' Equity Ratio (%)		66.6	67.8	63.0	64.9	65.6	68.1	69.4	69.5	69.7	
Turnover ratio of total capital (Time)		0.6	0.6	0.7	0.8	0.8	0.8	0.8	0.9	0.9	
Return On Assets (ROA, %)		3.5	2.4	4.5	6.6	7.1	8.3	8.7	9.0	9.2	
Price-to-Book value Ratio (PBR, Time)		2.4	2.4	2.7	2.5	1.6	1.9	2.3	2.8	2.9	
Cash dividends per share (yen)		21.5	21.5	23.0	29.0	32.0	36.0	56.0	90.0	120.0	
Dividend payment (billions of yen)		6.4	6.4	6.8	8.5	9.3	10.4	16.0	25.7	34.1	
Treasury stock purchase (thousand of shares)					4,590	3,000	4,000	1,970	-	2,000	**-**
Treasury stock purchase (billions of yen)					13.9	9.2	11.4	6.1	-	11.1	**-**
Consolidated subsidiaries		34	35	34	36	33	34	38	40	45	**46**

* "Cost of sales" includes "Provision for sales returns-net".
* "Free cash flows" = "Net cash provided by operating activities" - "Capital expenditures (including acquisition)"
* Capital expenditures include the increase of asset by acquisition.
* "Depreciation/Amortization" value includes amortization for "Intangible assets".
* "Earnings Per Share" and "Diluted EPS" after FY2002 have been reclassified.
* The company's Interim financial results (consolidated) have been disclosed since FY2000. Interim results for FY1999 above are presented for reference.

1. Non-Consolidated Financial Highlights

1-1 Statements of Income Data

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sep.	Interim			Full	
	2007	**2008**	YoY %	2007	2008 est.
Net sales	170.1	**194.9**	114.6	351.6	388.0
Cost of sales	39.9	**39.1**	98.0	80.1	74.0
R&D expenses	51.7	**61.9**	119.6	106.4	124.5
SG&A expenses	48.1	**52.2**	108.4	100.2	107.0
Operating income	30.4	**41.7**	137.5	65.0	82.5
Ordinary income	30.7	**41.9**	136.4	65.7	83.0
Net income	20.1	**28.2**	139.9	42.8	54.6

* "Cost of sales" includes "Provision for sales returns-net".

1-2 Balance Sheets Data

(billions of yen)

	2007		Inc./
	31-Mar	**30-Sep**	(Dec.)
Total assets	573.7	**572.6**	(1.1)
Equity	467.5	**470.3**	2.7
Shareholders' Equity	467.2	**469.7**	2.4
Shareholders' Equity/Total assets (%)	81.4	**82.0**	0.6

1-3 Capital Expenditures and Depreciation/Amortization

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sep.	Interim			Full	
	2007	**2008**	Inc./ (Dec.)	2007	2008 est.
Capital expenditures	4.8	**9.4**	4.5	22.0	21.0
Property, plant and equipment	3.0	**3.9**	0.8	11.7	13.0
Intangible assets	1.8	**5.5**	3.7	10.3	8.0
Depreciation/Amortization	8.5	**8.5**	0.0	17.9	18.0

* "Depreciation/Amortization" value includes amortization for "Intangible assets".

1-4 Statements of Cash Flows Data

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sep.	Interim			Full
	2007	**2008**	Inc./ (Dec.)	2007
Net cash provided by operating activities	12.6	**22.4**	9.8	30.6
Net cash used in investing activities	(15.6)	**(14.4)**	1.2	(44.3)
Net cash used in financing activities	(25.0)	**(18.4)**	6.6	(40.3)
Cash and cash equivalents at end of period	72.5	**36.2**	(36.3)	46.5
Free cash flows	5.5	**10.0**	4.5	10.1

* "Free cash flows" = "Net cash provided by operating activities" - "Capital expenditures (including acquisition)"

2. Net Sales by Operating Segment

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sep.	Interim			Full	
	2007	**2008**	YoY %	2007	2008 est.
Net sales	170.1	**194.9**	114.6	351.6	388.0
Prescription pharmaceuticals	107.5	**117.0**	108.8	217.0	232.0
Pharmaceuticals exports	26.4	**30.5**	115.6	55.9	59.5
Consumer health care products	9.4	**9.5**	101.4	19.6	19.0
Other (Food additives/Chemicals, etc.)	0.6	**0.7**	108.5	1.2	1.5
Industrial property rights, etc. income	26.2	**37.3**	142.0	57.9	76.0

3. Exports by Geographical Area

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sep.	Interim			Full
	2007	**2008**	YoY %	2007
Net Sales	170.1	**194.9**	114.6	351.6
Exports	52.5	**67.6**	128.8	113.5
North America	36.5	**48.4**	132.6	78.6
Europe	12.7	**15.8**	124.7	28.5
Asia and others	3.2	**3.3**	102.0	6.5
Ratio of exports to sales (%)	30.8	**34.7**	-	32.3

* Major areas and countries included in each region:

1. North America: The U.S. and Canada
2. Europe: The United Kingdom, France, Germany, etc.
3. Asia and others: East Asia, South-East Asia, and Latin America, etc.

* Export sales includes revenues from industrial property rights, etc.

4. Prescription Pharmaceuticals

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sep. Description / *Product*	Interim 2007	Interim **2008**	Interim YoY %	Full 2007	Full 2008 est.
Alzheimer's type dementia treatment *ARICEPT*	23.9	**30.0**	125.7	49.7	60.0
Proton pump inhibitor *PARIET*	14.6	**18.3**	124.8	30.7	37.0
Peripheral neuropathy treatment *METHYCOBAL*	15.9	**16.2**	102.0	31.4	31.5
Gastritis/gastric ulcer treatment *SELBEX*	9.8	**9.4**	96.4	19.3	19.5
Osteoporosis treatment *ACTONEL*	3.9	**4.8**	125.3	7.5	9.5
Muscle relaxant *MYONAL*	4.1	**4.2**	100.3	8.2	8.0
Non-ionic contrast medium *IOMERON*	4.2	**4.1**	96.0	8.3	8.0
Osteoporosis treatment *GLAKAY*	3.9	**3.5**	90.2	7.5	7.0
Genetically engineered glucagon preparation *GLUCAGON G NOVO*	2.1	**2.0**	96.5	4.1	4.0
Long-acting isosorbide denigrate preparation *NITOROL-R*	2.0	**1.8**	88.3	3.9	3.0
Antiallergic agent *AZEPTIN*	1.1	**1.0**	86.6	2.6	2.0
Other	22.0	**21.7**	98.8	43.9	42.5
Prescription pharmaceuticals total	107.5	**117.0**	108.8	217.0	232.0

5. Exports by Products

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sep. *Product*	Interim 2007	Interim **2008**	Interim YoY %	Full 2007	Full 2008 est.
ARICEPT	11.3	**14.2**	125.7	23.1	26.0
ACIPHEX/PARIET	13.2	**12.9**	98.0	28.4	27.5
Other	2.0	**3.4**	174.6	4.4	6.0
Exports total	26.4	**30.5**	115.6	55.9	59.5

6. Consumer Health Care Products

(billions of yen)

Years Ended/Ending March 31 1Q Apr - Jun Description / *Product*	Interim 2007	Interim **2008**	Interim YoY %	Full 2007	Full 2008 est.
Vitamin B_2 preparation *CHOCOLA BB* Group	4.5	**4.7**	106.4	8.8	9.0
Active-type Vitamin B_{12} *NABOLIN* Group	1.0	**1.1**	111.9	1.9	2.0
JUVELUX / Natural Vitamin E preparation *Vitamin-E* Group	0.9	**0.8**	90.8	1.8	1.5
Stomach ache and heartburn treatment *SACLON* Group	0.9	**0.7**	85.4	1.8	1.0
Other	2.1	**2.1**	97.3	5.3	5.5
Consumer health care products total	9.4	**9.5**	101.4	19.6	19.0

7. Gross Profit/Manufacturing Cost

7-1 Breakdown of Cost of Sales

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sep.	Interim 2007	Interim **2008**	Full 2007
Net sales	170.1	**194.9**	351.6
Cost of sales	39.9	**39.2**	80.1
Beginning inventory (+)	12.3	**15.2**	12.3
Manufacturing cost (+)	21.7	**19.0**	42.0
Product purchase (+)	12.6	**13.1**	25.5
Account transfer (+)	7.0	**7.0**	15.6
Ending inventory (-)	13.7	**15.2**	15.2
COGS ratio to net sales (%)	23.5	**20.1**	22.8
Provision for sales returns-net	(0.0)	**(0.1)**	0.1
Gross profit	130.2	**155.8**	271.6

7-2 Breakdown of Manufacturing Cost

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sep.	Interim 2007	Interim **2008**	Full 2007
Total manufacturing cost	24.5	**22.1**	48.2
Raw materials	9.6	**7.7**	18.1
Labor cost	5.9	**5.5**	11.9
Expenses	9.0	**8.8**	18.3
Beginning inventory of semi-finished goods and work-in-process (+)	9.5	**9.4**	9.5
Ending inventory of semi-finished goods and work-in-process (-)	9.3	**9.4**	9.4
Account transfer (+)	(3.0)	**(3.0)**	(6.3)
Manufacturing cost	21.7	**19.0**	42.0

8. SG&A Expenses

8-1 R&D Expenses

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sep.	Interim		Full	
	2007	**2008**	2007	2008 est.
Net sales	170.1	**194.9**	351.6	388.0
R&D expenses	51.7	**61.9**	106.4	124.5
Overseas R&D expenses	26.1	**35.0**	53.6	-
[Ratio of overseas R&D expenses to R&D expenses] (%)	[50.4]	**[56.5]**	[50.4]	-
Ratio of R&D expenses to net sales (%)	30.4	**31.8**	30.3	32.1

8-2 SG&A Expenses

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sep.	Interim		Full	
	2007	**2008**	2007	2008 est.
Net sales	170.1	**194.9**	351.6	388.0
SG&A expenses	48.1	**52.2**	100.2	107.0
Personnel expenses	16.1	**15.8**	32.6	-
Marketing expenses	19.9	**22.7**	42.3	-
Administrative expenses and others	12.1	**13.7**	25.3	-
Ratio of SG&A expenses to net sales (%)	28.3	**26.8**	28.5	27.6

8-3 SG&A Expenses (including R&D expenses)

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sep.	Interim		Full	
	2007	**2008**	2007	2008 est.
Net sales	170.1	**194.9**	351.6	388.0
SG&A expenses (including R&D expenses)	99.9	**114.1**	206.5	231.5
Ratio of SG&A expenses (including R&D expenses) to net sales (%)	58.7	**58.5**	58.7	59.7

9. Balance Sheets Data

<Assets>

(billions of yen)

	2007 31-Mar	2007 30-Sep	Inc./(Dec.)
Current assets	245.7	**243.5**	(2.1)
Fixed assets	328.0	**329.1**	1.0
Property, plant and equipment	80.4	**78.7**	(1.7)
Intangible assets	30.3	**32.6**	2.4
Investments and other assets	217.4	**217.8**	0.4
Total assets	573.7	**572.6**	(1.1)

<Liabilities and Equity>

(billions of yen)

	2007 31-Mar	2007 30-Sep	Inc./(Dec.)
Current liabilities	76.9	**76.8**	(0.1)
Long-term liabilities	29.3	**25.6**	(3.7)
Total liabilities	106.2	**102.3**	(3.8)
Owners' equity	447.9	**457.7**	9.8
Net unrealized gain and translation adjustments	19.3	**12.0**	(7.3)
Stock acquisition rights	0.3	**0.6**	0.3
Total equity	467.5	**470.3**	2.7
Total liabilities and equity	573.7	**572.6**	(1.1)

10. Personnel Information

	2005 31-Mar	2006 31-Mar	2007 31-Mar	**2007 30-Sep**
Total employees (permanent employees)	3,783	3,906	4,050	4,195
Production	841	817	819	824
R&D	997	1,032	1,101	1,146
Sales, marketing and administration	1,945	2,057	2,130	2,225
Total personnel cost (billions of yen)	65.3	64.0	60.9	29.1

*From this fiscal year, the number of total employees consists of all employees of Eisai Co., Ltd. excluding secondees to other companies and Eisai's affiliated companies plus secomdees from other companies.

11. Statements of Cash Flows

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sep.	Interim 2007	Interim **2008**	Inc./(Dec.)
Operating activities:			
Income before income taxes	30.9	**43.1**	12.2
Depreciation and amortization	8.5	**8.5**	0.0
Net decrease (increase) in notes and accounts receivables/payable-trade and inventories	(5.2)	**(8.4)**	(3.2)
Net increase (decrease) in accounts payable-other/accrued expenses etc.	0.8	**(0.4)**	(1.2)
Other	(5.3)	**(6.2)**	(0.9)
[Sub-total]	29.7	**36.6**	6.9
Interest paid/received	0.9	**0.8**	(0.1)
Income taxes paid	(17.9)	**(15.0)**	3.0
Net cash provided by operating activities	12.6	**22.4**	9.8
Investing activities:			
Capital expenditures (including acquisition)	(7.1)	**(12.4)**	(5.3)
Purchases/proceeds from sales of securities etc.	(7.3)	**10.3**	17.6
Investments in subsidiaries and associated companies	(0.0)	**(12.1)**	(12.0)
Other	(1.2)	**(0.2)**	1.0
Net cash used in investing activities	(15.6)	**(14.4)**	1.2
Financing activities:			
Dividends paid	(14.3)	**(18.5)**	(4.2)
Purchase of treasury stock	(11.1)	**-**	11.1
Other	0.3	**0.1**	(0.2)
Net cash used in financing activities	(25.0)	**(18.4)**	6.6
Foreign currency translation adjustments on cash and cash equivalents	0.0	**(0.0)**	(0.0)
Net increase (decrease) in cash and cash equivalents	(28.0)	**(10.3)**	17.7
Cash and cash equivalents at beginning of period	100.5	**46.5**	(54.0)
Cash and cash equivalents at end of period	72.5	**36.2**	(36.3)

(billions of yen)

Years Ended/Ending March 31 Interim Apr. - Sep.	Interim 2007	Interim **2008**	Inc./(Dec.)
Free Cash Flows	5.5	**10.0**	4.5

* "Free cash flows" = "Net cash provided by operating activities" - "Capital expenditures (including acquisition)"

1. Statements of Income Data [Consolidated]

(billions of yen)

Years Ended/Ending March 31	2007				2008	
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	**Second Quarter**
Net sales	153.9	165.4	181.4	173.3	176.0	**186.8**
Cost of sales	26.8	26.4	28.7	27.4	27.5	**27.1**
R&D expenses	24.4	27.9	26.6	29.4	30.5	**33.3**
SG&A expenses	78.7	85.6	91.9	95.1	91.8	**95.5**
Operating income	24.1	25.5	34.2	21.4	26.2	**30.9**
Non-operating income & expenses	1.0	1.1	1.9	1.2	2.2	**0.3**
Ordinary income	25.1	26.6	36.1	22.7	28.4	**31.2**
Special gain & loss	(0.4)	(0.0)	(0.1)	0.4	2.2	**(1.0)**
Income before income taxes and minority interests	24.7	26.6	36.0	23.0	30.6	**30.2**
Net income	15.8	16.7	23.3	14.8	19.3	**20.0**
Earnings per share (yen)	55.4	58.4	82.0	52.0	68.1	**70.4**

* "Cost of Sales" includes "Provision for sales returns-net".

2. Balance Sheets Data [Consolidated]

<Assets>

(billions of yen)

	2006			2007		
	30-Jun	30-Sep	31-Dec	31-Mar	30-Jun	**30-Sep**
Current assets	406.6	426.7	407.4	441.2	396.0	**420.9**
Fixed assets	318.2	324.9	349.3	350.9	389.7	**396.8**
Property, plant and equipment	127.3	128.6	130.4	133.8	135.3	**137.5**
Intangible assets	41.3	41.6	63.2	62.6	104.0	**121.6**
Investments and other assets	149.5	154.7	155.7	154.5	150.4	**137.7**
Total assets	724.8	751.6	756.6	792.1	785.7	**817.6**

<Liabilities and Equity>

(billions of yen)

	2006			2007		
	30-Jun	30-Sep	31-Dec	31-Mar	30-Jun	**30-Sep**
Current liabilities	157.7	177.1	170.1	191.8	180.6	**191.8**
Long-term liabilities	39.9	38.5	38.5	37.6	36.7	**50.8**
Total liabilities	197.6	215.7	208.5	229.4	217.2	**242.5**
Owners' equity	498.9	504.8	512.6	527.6	528.0	**548.9**
Net unrealized gain and translation adjustments	19.0	21.3	25.4	24.8	30.0	**15.4**
Stock acquisition rights	-	0.3	0.3	0.3	0.3	**0.6**
Minority interests	9.4	9.6	9.7	9.9	10.2	**10.3**
Total equity	527.3	535.9	548.1	562.7	568.5	**575.1**
Total liabilities and equity	724.8	751.6	756.6	792.1	785.7	**817.6**

3. Capital Expenditures and Depreciation/Amortization [Consolidated]

(billions of yen)

Years Ended/Ending March 31,	2007				2008	
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	**Second Quarter**
Capital expenditures	3.7	7.0	29.3	12.0	46.2	**35.3**
Property, plant and equipment	3.2	4.8	5.7	9.5	3.9	**9.7**
Intangible assets	0.6	2.2	23.6	2.5	42.3	**25.6**
Depreciation/Amortization	5.9	6.4	7.0	7.6	7.3	**8.1**

* Capital expenditures include the increase of asset by acquisition of Morphotek, Inc. (Property, plant and equipment: 0.6billions of yen, Intangible assets: 60.3 billions of yen)

* "Depreciation/Amortization" value includes amortization for "Intangible assets".

4. Cash Flows Data [Consolidated]

(billions of yen)

Years Ended/Ending March 31	2007				2008	
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	**Second Quarter**
Net cash provided by operating activities	8.1	28.5	5.9	38.7	7.8	**33.9**
Net cash used in investing activities	(11.8)	(9.4)	(32.1)	(1.9)	(46.0)	**(6.7)**
Net cash provided by (used in) financing activities	(14.4)	(10.8)	(15.6)	0.1	(18.7)	**(0.1)**
Cash and cash equivalents at end of period	164.4	175.0	134.7	171.1	119.6	**141.0**
Free cash flows	0.7	21.7	(24.4)	30.7	(46.1)	**24.8**

* "Payment for acquisition business" was categorized as an investing activity in the Annual Financial Report for FY2007. In this context, "Capital expenditures/payments for acquisition of business" (-1,200mil.) included in "Increase in inventries" as an Operating activity for 3Q quarterly report for FY2007 was reclassified as an Financing activity.

* "Free cash flows" = "Net cash provided by operating activities" - "Capital expenditures (including acquisition)"

5. *ARICEPT* Sales by Area (Independent and Co-promotion) [Consolidated]

Years Ended/Ending March 31		2007				2008	
		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	**Second Quarter**
Japan	¥ Billions	11.5	12.4	14.0	11.8	14.9	**15.1**
U.S.	¥ Billions	33.1	39.6	41.7	47.7	41.5	**48.0**
	[U.S. $ Millions]	[289]	[341]	[355]	[401]	[343]	**[407]**
Europe	¥ Billions	7.7	9.0	9.1	8.7	9.2	**8.1**
UK	¥ Billions	0.4	0.3	0.3	0.3	0.3	**0.3**
	[UK £ Millions]	[2]	[1]	[1]	[1]	[1]	**[1]**
France	¥ Billions	5.5	6.9	6.8	6.6	7.0	**5.9**
	[Euro Millions]	[38]	[47]	[45]	[42]	[43]	**[36]**
Germany	¥ Billions	1.8	1.8	2.0	1.8	1.9	**1.9**
	[Euro Millions]	[13]	[12]	[13]	[12]	[12]	**[12]**
Asia	¥ Billions	1.4	1.5	1.7	2.0	1.8	**2.2**
Total	¥ Billions	53.7	62.5	66.5	70.2	67.3	**73.5**

6. *ACIPHEX/PARIET* Sales by Area (Independent and Co-promotion) [Consolidated]

Years Ended/Ending March 31		2007				2008	
		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	**Second Quarter**
Japan	¥ Billions	7.1	7.5	9.0	7.0	8.9	**9.3**
U.S.	¥ Billions	29.3	31.2	34.3	32.1	31.8	**34.6**
	[U.S. $ Millions]	[256]	[268]	[292]	[269]	[263]	**[293]**
Europe	¥ Billions	3.0	3.1	3.0	3.0	2.5	**2.1**
UK	¥ Billions	1.0	1.0	0.8	0.5	0.8	**0.7**
	[UK £ Millions]	[5]	[5]	[4]	[2]	[3]	**[3]**
Germany	¥ Billions	0.3	0.6	0.7	0.9	0.5	**0.3**
	[Euro Millions]	[2]	[4]	[4]	[6]	[3]	**[2]**
Italy	¥ Billions	1.7	1.5	1.6	1.6	1.2	**1.1**
	[Euro Millions]	[12]	[10]	[10]	[11]	[7]	**[7]**
Asia	¥ Billions	1.1	1.2	1.1	1.2	1.6	**1.3**
Total	¥ Billions	40.5	43.0	47.5	43.4	44.9	**47.3**

7. *ZONEGRAN* Sales by Area (Eisai Territory Sales) [Consolidated]

Years Ended/Ending March 31		2007				2008	
		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	**Second Quarter**
U.S.	¥ Billions	1.0	0.6	0.9	0.6	0.7	**0.7**
	[U.S. $ Millions]	[9]	[5]	[8]	[5]	[6]	**[6]**
Europe, Asia	¥ Billions	0.3	0.4	0.5	0.6	0.8	**0.8**
Total	¥ Billions	1.3	1.0	1.4	1.2	1.5	**1.6**

8. Eisai Inc. (U.S.)

Years Ended/Ending March 31		2007				2008	
		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	**Second Quarter**
Net sales	¥ Billions	65.9	73.9	81.5	84.4	77.8	**88.3**
	[U.S. $ Millions]	[576]	[636]	[693]	[707]	[644]	**[748]**
Operating income	¥ Billions	5.5	6.9	7.6	7.1	3.6	**7.1**
	[U.S. $ Millions]	[48]	[59]	[64]	[60]	[29]	**[60]**
Net income	¥ Billions	3.9	4.7	5.9	4.8	2.6	**4.9**
	[U.S. $ Millions]	[34]	[41]	[50]	[40]	[22]	**[41]**
Operating income before royalty deduction	¥ Billions	15.2	18.1	19.5	20.2	18.0	**23.5**
	[U.S. $ Millions]	[132]	[156]	[166]	[169]	[149]	**[199]**

9. Statements of Income Data [Non-Consolidated]

(billions of yen)

Years Ended/Ending March 31	2007				2008	
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	**Second Quarter**
Net sales	82.9	87.2	94.9	86.6	98.1	**96.8**
Cost of sales	19.9	20.0	21.3	18.9	21.0	**18.1**
R&D expenses	24.4	27.3	25.8	28.8	30.2	**31.7**
SG&A expenses	23.3	24.8	25.9	26.1	26.1	**26.1**
Operating income	15.3	15.1	21.9	12.8	20.8	**20.9**
Ordinary income	15.6	15.1	22.3	12.6	21.9	**20.1**
Net income	10.1	10.1	14.3	8.3	15.7	**12.5**

* "Cost of Sales" includes "Provision for sales returns-net".

10. Prescription Pharmaceuticals [Non-Consolidated]

(billions of yen)

Years Ended/Ending March 31	2007				2008	
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	**Second Quarter**
Alzheimer's type dementia treatment *ARICEPT*	11.5	12.4	14.0	11.8	14.9	**15.1**
Proton pump inhibitor *PARIET*	7.1	7.5	9.0	7.0	8.9	**9.3**
Peripheral neuropathy treatment *METHYCOBAL*	7.9	8.0	8.7	6.9	8.2	**8.0**
Gastritis/gastric ulcer treatment *SELBEX*	4.9	4.9	5.5	4.0	5.0	**4.5**
Osteoporosis treatment *ACTONEL*	1.9	2.0	2.1	1.6	2.9	**2.0**
Muscle relaxant *MYONAL*	2.1	2.0	2.3	1.8	2.1	**2.0**
Non-ionic contrast medium *IOMERON*	2.1	2.1	2.4	1.7	2.1	**2.0**
Osteoporosis treatment *GLAKAY*	1.9	1.9	2.1	1.5	1.8	**1.7**
Genetically engineered glucagon preparation *GLUCAGON G NOVO*	1.0	1.1	1.2	0.8	1.0	**1.0**
Long-acting isosorbide denigrate preparation *NITOROL-R*	1.0	1.0	1.1	0.8	0.9	**0.8**
Antiallergic agent *AZEPTIN*	0.6	0.5	0.7	0.8	0.6	**0.4**
Other	11.2	10.7	12.3	9.6	10.8	**10.9**
Prescription pharmaceuticals total	53.4	54.1	61.2	48.2	59.3	**57.7**

11. Exports by Products [Non-Consolidated]

(billions of yen)

Years Ended/Ending March 31	2007				2008	
Product	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	**Second Quarter**
ARICEPT	5.4	5.9	4.7	7.1	7.6	**6.5**
ACIPHEX/PARIET	6.5	6.7	7.0	8.2	6.6	**6.3**
Other	0.6	1.4	1.1	1.4	2.3	**1.1**
Exports total	12.4	14.0	12.8	16.7	16.5	**14.0**

12. Consumer Health Care Products [Non-Consolidated]

(billions of yen)

Years Ended/Ending March 31	2007				2008	
Description / *Product*	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	**Second Quarter**
Vitamin B_2 preparation *CHOCOLA BB* Group	2.1	2.3	2.5	1.8	2.3	**2.4**
Active-type Vitamin B_{12} *NABOLIN* Group	0.4	0.6	0.5	0.4	0.5	**0.6**
JUVELUX/Natural Vitamin E preparation *Vitamin-E* Group	0.4	0.5	0.5	0.4	0.4	**0.5**
Stomach ache and heartburn treatment *SACLON* Group	0.4	0.4	0.5	0.4	0.3	**0.4**
Other	1.0	1.2	1.6	1.6	0.9	**1.2**
Consumer health care total	4.3	5.0	5.7	4.6	4.4	**5.1**

Updates since April 2007

Approved

* 1. ***ARICEPT*** received approval in Japan for severe Alzheimer's disease and for a new formulation.

* 2. ***PARIET*** received approval in Japan for secondary eradicaton of *Helicobactor pylori (H. pylori).*

3. ***TAMBOCOR*** received approval in Japan for paroxysmal atrial fibrillation/flutter.

Filed for approval

* 1. **D2E7** filed in Japan for psoriasis.

2. ***GASMOTIN*** filed in Thailand and in Malaysia for functional dyspepsia.

Progress in clinical studies

1. **E5564** entered a Phase III study for severe sepsis in Japan.
2. ***ARICEPT*** entered a Phase III study for sustained release formulation in the U.S. and Europe.
3. ***Zonegran*** entered a Phase III study for epilepsy monotherapy in Europe.
4. **E2007** entered a Phase II study for neuropathic pain in the U.S. and Europe.

* 5. **E6201** entered a Phase II study for psoriasis in the U.S..

* 6. **E7389** entered a Phase II study for breast cancer in Japan.

* 7. **E5555** entered Phase II studies for acute coronary syndrome and atherothrombotic disease in Japan.

* 8. ***ARICEPT*** entered a Phase II study for dementia with Lewy bodies in Japan.

In-licensed compounds

1. ***GLUFAST*** is being prepared for submission for type II diabetes indication in ten ASEAN countries.
2. **MORAb-003** is being investigated in Phase II for ovarian cancer in the U.S..

Change in filing schedule

* 1. The expected filing of **E2007** in the U.S. and Europe was changed from FY2007 to FY2008.

Termination of studies

* 1. ***ARICEPT*** discontinued filing strategy for dementia associted with Parkinson's disease in Europe.

*information added since July 2007

1. International Development

1-1 Filed for Approval

(Product) Name (Research Code)	Region	Date	Description	Form.	Origin
ARICEPT (E2020) (Additional indication)	U.S.	Sep-02	**Vascular Dementia** Currently approved for the treatment of dementia due to Alzheimer's disease. An additional indication for the treatment of vascular dementia is being sought in the U.S..	Tab.	In-house
	(EU)	In preparation	The application in the EU for vascular dementia was withdrawn in April 2004. Supportive data showing efficacy of the compound is now being collected for resubmission of the application.		
ARICEPT (E2020) (Additional formulation)	EU	May-04	**Liquid Formulation** Originally approved as a tablet formulation. Filed for a liquid formulation for prescription to people who have difficulty swallowing tablets.	Liquid	In-house
E2080	U.S.	Nov-05	**Anti-Epilepsy (rufinamide)** An NDA for adjunctive therapy of Lennox-Gastaut Syndrome (LGS) and adult partial seizures has been filed in the U.S.. The compound has also received an orphan status for the treatment of LGS.	Tab.	Novartis
GASMOTIN	Asia	May-07	**Gastroprokinetic Agent (mosapride citrate)** This compound is a selective serotonin 5-HT_4 receptor agonist which has gastroprokinetic and gastric evacuant effects by enhancing acetylcholine release. Filed for functional dyspepsia in Thailand and Malaysia. Submission is being prepared in eight ASEAN member countries.	Tab.	Dainippon Sumitomo Pharma

1-2 Submission in Preparation

(Product) Name (Research Code)	Region	Expected Application	Description	Form.	Origin
GLUFAST	Asia	FY 2007	**Rapid-acting Insulin Secretagogue Agent (mitiglinide calcium hydrate)** This compound is an agonist for sulfonylurea receptor in pancreatic beta cell which shows hypoglycemic effect by accelerating insulin release. Submission is being prepared in ten ASEAN countries.	Tab.	Kissei

1-3 Phase III&II

(Product) Name (Research Code)	Region	Phase	Description	Form.	Origin	Expected Application
E2007	U.S. EU	III III	**Parkinson's Disease/AMPA Receptor Antagonist (perampanel)** The compound selectively antagonizes the AMPA-type glutamate receptor. Development in progress for Parkinson's disease. Now being tested in Phase III in the U.S. and EU.	Tab.	In-house	FY2008
E5564	U.S. EU	III III	**Severe Sepsis/Endotoxin Antagonist (eritoran)** Synthetic endotoxin antagonist which is being investigated for severe sepsis caused by endotoxin from various types of gram-negative bacteria. The safety profile and efficacy was confirmed through the previous study. Currently, a Phase III study in an international joint development project is ongoing.	Inj.	In-house	FY2009
E7389	U.S. U.S. EU	II III III	**Anti-cancer (breast cancer)/Microtubule Growth Suppressor (eribulin)** Synthetic analog of Halichondrin B derived from marine sponges. Acts against tumor growth by inhibiting cell division through blocking microtubule growth. Currently being investigated for breast cancer in a study to file for accelerated approval under a Subpart H[i] in the U.S. as well as in the Phase III after achieving the POC[ii] for the disease. In addition, a Phase III study for breast cancer is ongoing in Europe.	Inj.	In-house	FY2007 Subpart H Application
AS-3201	U.S.	III	**Diabetic complications/Aldose Reductase Inhibitor (ranirestat)** This compound is being explored as a potential treatment of diabetic complications, utilizing its strong property to inhibit aldose reductase. Now being tested in Phase III for treatment of diabetic neuropathy in the U.S..	Tab.	Dainippon Sumitomo Pharma	Filing schedule under review
ARICEPT (E2020) (Additional formulation, dosage/administration)	U.S. EU	III III	**Sustained Release Formulation** Originally approved as a tablet formulation. A Phase III study has been initiated for a sustained release formulation.	SR Tab.	In-house	FY2009
Zonegran (Additional indication)	EU	III	**Anti-Epilepsy Monotherapy** Currently indicated for the adjunctive therapy in the treatment of adult patients with partial seizures. Now being tested in Phase III for monotherapy in EU.	Cap.	Dainippon Sumitomo Pharma	FY2010
clevudine	Asia	being prepared for Phase III	**Anti-hepatitis B Agent (clevudine)** Clevudine is an antiviral agent which shows efficacy in treatment of chronic hepatitis caused by the hepatitis B virus through DNA polymerase inhibition. A Phase III study in China is in preparation. Filing is scheduled in FY2007 in Asian countries that do not require a new clinical study for submission.	Cap.	Bukwang	
ARICEPT (E2020) (Additional indication)	U.S. EU	II II	**Migraine Prophylaxis** Currently indicated for the treatment of Alzheimer's disease. Now being tested in Phase II for a new indication for migraine prophylaxis.	Tab.	In-house	
E2007	U.S. EU	II II	**Epilepsy, Neuropathic Pain, Multiple Sclerosis and Migraine Prophylaxis/AMPA Receptor Antagonist** The compound selectively antagonizes the AMPA-type glutamate receptor. Now being investigated for the treatment of epilepsy, neuropathic pain, multiple sclerosis and migraine prophylaxis. A Phase II study for neuropathic pain has been initiated in the U.S. and Europe.	Tab.	In-house	

NOTES:

The filing strategy of ARICEPT for dementia associated with Parkinson's disease in Europe was discontinued.

i. Approval under Subpart H: an FDA regulation under which FDA will accelerate the review of certain new drugs for serious or life-threatening illnesses that meet the criteria designated by FDA.
ii. POC (Proof of Concept): Proof of drug concept in clinical study

1-3 Phase III&II (continued)

(Product) Name (Research Code)	Region	Phase	Description	Form.	Origin	Expected Application
E7389			**Anti-cancer (non-small cell lung cancer, prostate cancer, sarcoma) /Microtubule Growth Suppressor**	Inj.	In-house	
	U.S. EU	II II	Synthetic analog of Halichondrin B derived from marine sponges. Acts against tumor growth by inhibiting cell division through blocking microtubule growth. POC achieved for breast cancer and non-small cell lung cancer. For breast cancer, a Phase III and in a study to file for accelerated approval under Subpart H. In addition, Phase II studies for prostate cancer and sarcoma are ongoing.			
E5555			**Acute Coronary Syndrome (ACS), Atherothrombotic Disease /Thrombin Receptor Antagonist**	Tab.	In-house	FY2012
	U.S. EU	II II	The compound inhibits platelet aggregation and smooth-muscle proliferation based on thrombin receptor antagonism. A Phase II study has been resumed.			
MORAb-003			**Anti-cancer (ovarian cancer)/Monoclonal antibody**	Inj.	Morphotek	
	U.S.	II	The compound is humanized IgG1 MAb to folate receptor alpha. Now being tested in Phase II for treatment of ovarian cancer in the U.S..			
E6201			**Psoriasis/Multikinase Inhibitor**	external	In-house	
	U.S.	II	The compound is a multikinase inhibitor. A Phase II study for psoriasis was initiated in the U.S..			

2. Development in Japan

2-1 Approved

(Product) Name (Research Code)	Approved Date	Description	Form.	Origin
TAMBOCOR (E0735) (Additional indication, dosage/administration)	Jun-07	**Paroxysmal Atrial Fibrillation/Flutter** The compound is currently approved for the treatment of ventricular tachyarrhythmia. Received approval for an additional indication in the treatment of paroxysmal atrial fibrillation/flutter.	Tab.	iNova Pharma-ceuticals
ARICEPT (E2020) (Additional indication, dosage/administration, formulation)	Aug-07	**Severe Alzheimer's Disease, New Formulation** The compound was previously approved for the treatment of mild-to-moderate dementia Alzheimer's disease. A new indication for severe Alzheimer's disease as well as 10mg tablet formulation were approved.	Tab.	In-house
PARIET (E3810) (Additional dosage/administration)	Aug-07	**Secondary Eradication of *H. pylori* in Combination with Antibiotics** Received approval for a new indication of secondary eradication of *H. pylori* (an eradication therapy in combination with alternative antibiotics for patients who do not respond to primary therapy).	Tab.	In-house

2-2 Filed for Approval

(Product) Name (Research Code)	Date	Description	Form.	Origin
T-614	Sep-03	**Rheumatoid Arthritis (iguratimod)** Suppresses lymphocyte proliferation, immunoglobulin and inflammatory cytokines production. Now being investigated for chronic rheumatoid arthritis.	Tab.	Toyama Chemical
D2E7	Dec-05 (Rhumatoid Arthritus) Sep-07 (Psoriasis)	**Rheumatoid Arthritis/Human Anti TNF-alpha Monoclonal Antibody (adalimumab)** Blocks the activity of Tumor Necrosis Factor-alpha (TNF-alpha) which plays a central role in inflammation in autoimmune diseases. An application was submitted for the treatment of rheumatoid arthritis followed by the indication of psoriasis.	Inj.	Abbott
PARIET (E3810) (Additional indication)	Mar-06	**Non-Erosive Gastro-Esophageal Reflux Disease(GERD)** Currently approved for treatment of peptic ulcers, erosive GERD, and Zollinger-Ellison syndrome in Japan. Submitted for treatment of non-erosive GERD.	Tab.	In-house
E2014	Dec-06	**Cervical Dystonia/Botulinum Toxin Type B** Botulinum toxin acts on cholinergic nerve ending synapses and inhibits the release of acetylcholine to relax muscles. Filed an application for the treatment of cervical dystonia.	Inj.	Solstice Neuro-sciences
VASOLAN (E0103) (Additional Indication)	Jan-07	**Atrial Fibrillation, Paroxysmal Supraventricular Tachycardia (PSVT)** Currently approved for Ischemic heart disease treatment. An application was submitted for a new indication for atrial fibrillation and paroxysmal supraventricular tachycardia.	Tab.	Abbott
IOMERON (E7337) (Additional dosage /administration)	Mar-07	**Nonionic X-ray Contrast Medium** Currently approved for CT (computerized tomography) angiography. An application for additional dosage and administration has been filed.	Inj.	Bracco

2-3 Phase III & II

(Product) Name (Research Code)	Phase	Description	Form.	Origin	Expected Application
KES524	III	**Obesity Management/Central Acting Serotonin & Noradrenalin Reuptake Inhibitor (sibutramine)** Inhibits the reuptake of the cerebral neurotransmitters noradrenalin and serotonin. By enhancing the feeling of satiety and increasing energy consumption, it is expected to result in loss of body weight.	Cap.	Abbott	FY2007
E5564	III	**Severe Sepsis/Endotoxin Antagonist (eritoran)** Synthetic endotoxin antagonist which is being investigated for severe sepsis caused by endotoxin from various types of gram-negative bacteria. The safety profile and efficacy was confirmed through the previous study. A Phase III study was initiated in Japan as part of the international joint study.	Inj.	In-house	FY2009
E0302	II/III	**Amyotrophic Lateral Sclerosis (ALS) (mecobalamine)** Mecobalamine is widely used for treatment of peripheral neuropathy. A Phase II/III study for amyotrophic lateral sclerosis (ALS) is ongoing.	Inj.	In-house	
D2E7	II/III	**Psoriasis, Crohn's Disease/Human Anti TNF-alpha Monoclonal Antibody (adalimumab)** The compound is being filed for rheumatoid arthritis and psoriasis. A Phase II/III study for Crohn's disease is ongoing.	Inj.	Abbott	FY2009
E7389	II	**Anti-cancer (breast cancer)/Microtubule Growth Suppressor (eribulin)** Synthetic analog of Halichondrin B derived from marine sponges. Acts against tumor growth by inhibiting cell division through blocking microtubule growth. A Phase II study has been intiated in Japan.	Inj.	In-house	
E5555	II	**Acute Coronary Syndrome (ACS), Atherothrombotic Disease /Thrombin Receptor Antagonist** The compound inhibits platelet aggregation and smooth-muscle proliferation based on thrombin receptor antagonism. Phase II studies have been initiated in Japan.	Tab.	In-house	FY2012
ARICEPT (E2020) (Additional indication)	II	**Dementia with Lewy Bodies** Currently indicated for the treatment of Alzheimer's disease. A Phase II for Lewy bodies has been initiated in Japan.	Tab.	In-house	
E7210 (Suspended)	II	**Ultrasonic Contrast Medium** Development in progress for potential Ultrasonic Contrast Medium by employing micro bubbles that reflect ultrasounds. (The Phase II study is currently suspended.)	Inj.	Bracco	

X. Major Events

Date	Description < >=Date Announced
Oct. 2007	Sanko Junyaku became Eisai's wholly-owned subsidiary
Sep. 2007	Annouced establishment of new pharmaceutical marketing subsidiary in Belgium <September 28>
	Agreement signed with Kissei Pharmaceutical for development and commercialization of Glufast (rapid-acting insulin secretagogue) for China <September 28>
	Joint application with Abbott Japan for adalimumab (fully human monoclonal anti-TNFa anti-body) to treat psoriasis <September 25>
	Announced co-promotion of Sanko Junyaku's "*PyloriTek Test Kit*" (*H. Pylori* infection diagnostic kit which was made available by Sanko Junyaku on September 11) <July 27>
	Entered into exclusive agreement with Salix Pharmaceuticals, Ltd. to co-promote "*COLAZAL*" for Ulcerative Colitis in U.S. <September 5>
Aug. 2007	*PARIET* received approval for additional dosage and administration for secondary eradication of *H.pylori* in Japan <August 24>
	Annouced co-promotion of Sanko Junyaku's "Picolumi® ucOC", a new diagnostic agent used in determining the availability of Vitamin K2 medication therapy for the patients with osteoporosis and its effectiveness assessment <August 23>
	ARICEPT received approval for additional efficacy and dosage and new formulation for treatment of severe Alzheimer's disease in Japan <August 23>
	UK High Court ordered NICE to amend a guidance for Alzheimer's disease <August 11>
	UK High Court ruled NICE guidance for Alzheimer's disease discriminatory <August 10>
Jul. 2007	Announced continuation of policy for protection of the company's corporate value and common interests of shareholders <July 31>
	In-licensing agreement signed with Sepracor for the insomnia treatment "eszopiclone" for Japan <July 27>
	Launched the individually-wrapped tablets of *Selbelle* (stomach medication which promotes the secretion of gastric mucus and protects gastric mucosa) <July 17>
	Launched "*Nitorol* injection 5mg syringe" and "*Nitorol* continuous intravenous infusion 25mg syringe" (the first nitric acid syringe formulations approved in Japan) <July 11>
	Details announced for stock option (new share subscription right) <July 9>

* Events above are listed in the order of execution dates and may not be consistent with the announcement dates.

Date	Description <>=Date Announced
Jun. 2007	Tambocor (antiarrthymic treatment) received approval in Japan for paroxysmal atrial fibrillation/flutter <June 26>
	Announced allotment of stock option (new share subscription right) <June 22>
	Launched *Inovelon* (anti-epileptic agent) in Germany <June 18>
	Launched *Actonel* 17.5 mg tablets (a once-weekly antiosteoporotic agent) in Japan <June 15>
	Agreement signed with Kissei Pharmaceutical for development and commercialization of *Glufast* (rapid-acting insulin secretagogue) for the 10 ASEAN countries <June 12>
May 2007	Announced basic principle and policies concerning reduction of minimum trading lots for shares <May 15>
	Announced outline of new stock option (new share subscription right) <May 15>
	Agreement signed with Solstice Neurosciences for commercialization of *NeuroBloc* (botulinum toxin type B agent) for Europe <May 15>
	Submitted application for *Gasmotine* (gastroprokinetic agent) in Thailand for the treatment of functional dyspepsia <May 15>
	Obtained favorble ruling in *ACIPHEX* patent infringement lawsuit in the U.S. <May 12>
	Fragmin (injectable anti-clotting agent) received an FDA approval for extended treatment to reduce the recurrence of blood clots in patients with cancer <May 7>
	Introduced *Chocola BB Light 2* Vitamin B2 Drink <May 7>
Apr. 2007	Announced complete subsidiarization of Sanko Junyaku <April 26>
	Actonel 17.5 mg tablets (a once-weekly treatment of osteoporosis) received approval in Japan <April 18>
	Completed the acquisition of a U.S. based biopharmaceutical company Morphotek Inc. <April 17>
	Announced temporary withdrawal of the application for *ARICEPT* in Europe for the treatment of severe Alzheimer's disease <April 13>

* Events above are listed in the order of execution dates and may not be consistent with the announcement dates.

Sanko Junyaku Co., Ltd. Financial Result (Summary)

Sanko Junyaku became a wholly-owned subsidiary of Eisai Co., Ltd. on October 1st, 2007.Summary of the Financial Result of Sanko Junyaku for the first half of FY2008(April 1- September 30,2007) is as follows;

1. Statements of Income Data

(millions of yen)

Years Ended/Ending March 31	Interim			Full
Interim Apr. - Sep.	2007	**2008**	YoY %	2007
Net sales	2,552	**2,494**	97.7	5,137
Cost of sales	1,071	**1,046**	97.7	2,165
SG&A expenses	1,454	**1,416**	97.4	2,928
[R&D expenses]	[357]	**[359]**	[100.4]	[753]
Operating income	28	**32**	114.6	44
Ordinary income	46	**67**	147.6	87
Net income	12	**30**	259.1	16

* "Cost of sales" includes "Provision for sales returns-net".

2. Balance Sheets Data

(millions of yen)

	2007		Inc./
	31-Mar	**30-Sep**	(Dec.)
Total assets	13,513	**13,539**	26
Equity	11,591	**11,567**	(25)

3. Statements of Cash Flows Data

(millions of yen)

Years Ended/Ending March 31	Interim			Full
Interim Apr. - Sep.	2007	**2008**	Inc./ (Dec.)	2007
Net cash provided by operating activities	48	**357**	309	360
Net cash used in investing activities	(820)	**(47)**	774	(777)
Net cash used in financing activities	(11)	**(96)**	(84)	(22)
Cash and cash equivalents at end of period	3,342	**3,900**	558	3,685

<Reference> The process of subsidiarization of Sanko Junyaku Co., Ltd.

April 26, 2007	Eisai Co., Ltd. and Sanko Junyaku Co., Ltd. agreed on share exchange agreement (announced)
June 21, 2007	Share exchange was approved at the ordinary meeting of shareholders of Sanko Junyaku Co., Ltd.
June 22, 2007	Sanko Junyaku Co., Ltd. was allowed to the adjustment post of JASDAQ.
September 25,2007	Sanko Junyaku Co., Ltd. was delisted from JASDAQ.
October 1, 2007	Share exchange
November 20, 2007	Delivery of certificate (Scheduled date)

EISAI CO., LTD.
AND
CONSOLIDATED SUBSIDIARIES
SEMIANNUAL FINANCIAL REPORT RELEASE

FOR IMMEDIATE RELEASE
October 30, 2007

Eisai Co., Ltd. hereby announces semiannual consolidated financial results for the fiscal year ending March 31, 2008.

- Date of the Board of Directors' Meeting: October 30, 2007
- The financial statements are not prepared in accordance with U.S. GAAP.
- Eisai Co., Ltd. is listed on the First Section of the Tokyo Stock Exchange and the Osaka Securities Exchange.
- Securities Code Number: 4523
- Representative of corporation: Haruo Naito
  Director, President and CEO
- Inquiries should be directed to: Akira Fujiyoshi
  Vice President,
  Corporate Communications, Investors Relations

  4-6-10 Koishikawa, Bunkyo-ku
  Tokyo 112-8088, Japan
  Phone: +81-3-3817-5120
  URL http://www.eisai.co.jp/index-e.html

Expected date of Semiannual Security Report (Hanpo) submission: November 27, 2007
Expected date of initial payment of dividend: November 20, 2007

Note: For additional specific information, please refer to the official Japanese-language version of this release. This non-official English translation is provided as a courtesy only.

1. CONSOLIDATED SEMIANNUAL FINANCIAL RESULTS (APRIL 1, 2007 – SEPTEMBER 30, 2007)

1) RESULTS OF SEMIANNUAL OPERATIONS

Period	Net Sales	Percent Change	Operating Income	Percent Change	Ordinary Income	Percent Change
April 1, 2007-September 30, 2007	¥362,817 mil.	13.6%	¥57,061 mil.	14.9%	¥59,560 mil.	15.1%
April 1, 2006-September 30, 2006	¥319,389 mil.	13.0%	¥49,643 mil.	9.7%	¥51,745 mil.	9.9%
April 1, 2006-March 31, 2007	¥674,111 mil.		¥105,263 mil.		¥110,462 mil.	

Period	Net Income	Percent Change	Basic Earnings per Share	Diluted Earnings per Share
April 1, 2007-September 30, 2007	¥39,351 mil.	21.0%	¥138.49	¥138.34
April 1, 2006-September 30, 2006	¥32,509 mil.	7.8%	¥113.82	¥113.65
April 1, 2006-March 31, 2007	¥70,614 mil.		¥247.85	¥247.47

Reference: Equity in earnings of associated companies accounted for by the equity method:
*Interim FY2007: (¥16 million), Interim FY2006: (¥ 8 million), Annual FY 2006: ¥15 million

2) FINANCIAL POSITION

Period	Total Assets	Equity	Shareholders' Equity	Book-value per share
April 1, 2007-September 30, 2007	¥817,641 mil.	¥575,107 mil.	69.0%	¥1,985.73
April 1, 2006-September 30, 2006	¥751,597 mil.	¥535,921 mil.	70.0%	¥1,852.35
April 1, 2006-March 31, 2007	¥792,114 mil.	¥562,698 mil.	69.7%	¥1,944.41

Reference: Shareholders' Equity = (Equity - Minority interests - Stock acquisition rights) / Total assets
*Interim FY2007: ¥564,271 million, Interim FY2006: ¥526,064 million, Annual FY 2006: ¥552,464 million

3) CASH FLOW

Period	Net Cash Provided by Operating Activities	Net Cash Used in Investing Activities	Net Cash Used in Financing Activities	Cash and Cash Equivalents
April 1, 2007-September 30, 2007	¥41,730 mil.	(¥52,625 mil.)	(¥18,776 mil.)	¥140,950 mil.
April 1, 2006-September 30, 2006	¥36,615 mil.	(¥21,205 mil.)	(¥25,116 mil.)	¥174,979 mil.
April 1, 2006-March 31, 2007	¥81,188 mil.	(¥55,212 mil.)	(¥40,620 mil.)	¥171,090 mil.

2. DIVIDEND CONDITION

	Dividend per share		
Year End	Semi-annual end	Year-end	Annual total
March 31, 2007	¥55.00	¥65.00	¥120.00
March 31, 2008	¥65.00		¥130.00
March 31, 2008 (Forecast)		¥65.00	

All figures less than 1,000,000 yen have been omitted.

3. CONSOLIDATED FINANCIAL FORECAST FOR THE FISCAL YEAR ENDING MARCH 31, 2008

Period	Net Sales	Operating Income	Ordinary Income	Net Income	Basic Earnings per Share
Annual	¥739,000 mil. 9.6%	¥117,000 mil. 11.1%	¥121,000 mil. 9.5%	¥78,500 mil. 11.2%	¥275.52

Notes: Percentage increase (decrease) compares corresponding period of the previous year.

4. OTHER

1) There is no change in important subsidiaries (change in specific subsidiaries involving changes in the scope of consolidation) during the period under review.
2) Changes of rule, procedure and representation method in connection with the preparation of the consolidated financial statements (indicated in accounting method changes)
   (1) Changes in connection with the amendment of accounting standard: None
   (2) Changes except (1): None
3) Number of the outstanding shares (common stock)
   (a) Number of the shares outstanding at the end of period (including treasury stock)
   *Interim FY2007: 296,566,949 shares, Interim FY2006: 296,566,949 shares, Annual FY2006: 296,566,949 shares
   (b) Number of the treasury stock at the end of period
   *Interim FY2007: 12,404,381 shares, Interim FY2006: 12,568,659 shares Annual FY2006: 12,437,412 shares
   (Please see "Per share Information" on page 60 for the base number of shares for calculation of diluted earnings per share (consolidated))

(REFERENCE)

1. NON-CONSOLIDATED SEMIANNUAL FINANCIAL RESULTS (APRIL 1 – SEPTEMBER 30, 2007)

(1) RESULTS OF OPERATIONS

Period	Net Sales	Percent Change	Operating Income	Percent Change	Ordinary Income	Percent Change
April 1, 2007-September 30, 2007	¥194,878 mil.	14.6%	¥41,740 mil.	37.5%	¥41,947 mil.	36.4%
April 1, 2006-September 30, 2006	¥170,113 mil.	5.7%	¥30,351 mil.	(7.4%)	¥30,742 mil.	(8.8%)
April 1, 2006-March 31, 2007	¥351,647 mil.		¥65,026 mil.		¥65,674 mil.	

Period	Net Income	Percent Change	Basic Earnings per Share	Diluted Earnings per Share
April 1, 2007-September 30, 2007	¥28,178 mil.	39.9%	¥99.17	¥99.06
April 1, 2006-September 30, 2006	¥20,137 mil.	(6.9%)	¥70.50	¥70.40
April 1, 2006-March 31, 2007	¥42,803 mil.		¥150.23	¥150.01

Note: Percentages shown in "Percentage Change" are the increase (decrease) from the previous period.

(2) FINANCIAL POSITION

Period	Total Assets	Equity	Shareholders' Equity	Book-value per share
April 1, 2007-September 30, 2007	¥572,589 mil.	¥470,253 mil.	82.0%	¥1,652.92
April 1, 2006-September 30, 2006	¥558,992 mil.	¥458,433 mil.	82.0%	¥1,613.17
April 1, 2006-March 31, 2007	¥573,702 mil.	¥467,541 mil.	81.4%	¥1,644.49

Reference: Shareholders' Equity = (Equity - Minority interests - Stock acquisition rights) / Total assets
*Interim FY2007: 469,697 million yen, Interim FY2006: 458,138 million yen, Annual FY2006: 467,246 million yen

All figures less than 1,000,000 yen have been omitted.

2. NON-CONSOLIDATED FINANCIAL FORECAST FOR THE FISCAL YEAR ENDING MARCH 31, 2008

Period	Net Sales	Operating Income	Ordinary Income	Net Income	Basic Earnings per Share
Annual	¥388,000 mil. 10.3%	¥82,500 mil. 26.9%	¥83,000 mil. 26.4%	¥54,600 mil. 27.6%	¥191.63

Notes: Percentage increase (decrease) compares corresponding period of the previous year.
Figures for financial forecast have been changed.
Assumptions for the financial forecast above are noted on pages 10, 11 and 15.

All figures less than 1,000,000 yen have been omitted.

TABLE OF CONTENTS FOR

EISAI CO., LTD. AND CONSOLIDATED SUBSIDIARIES

2007 SEMIANNUAL FINANCIAL REPORT

1. Operating Results

1) Overview of operating results

(1) Operating results for the period under review

[Sales and income]

- The Company achieved the following consolidated semiannual results for the period under review:

Net sales:	¥362,817 million (13.6% increase year-on-year)
Operating income:	¥57,061 million (14.9% increase year-on-year)
Ordinary income:	¥59,560 million (15.1% increase year-on-year)
Net income:	¥39,351 million (21.0% increase year-on-year)

- Net sales gained ground in Japan, North America, and Asia as sales of *Aricept*, an Alzheimer's disease treatment, expanded to ¥140,364 million, up 21.2% year-on-year and those of *Pariet* (US brand name: *Aciphex*), a proton pump inhibitor, steadily increased to ¥92,207 million, up 10.5% year-on-year.
- Operating income, ordinary income and net income secured an upward trend mainly due to decreased cost of sales and proactive investment in R&D activities.

[Conditions by segment]

(Net sales for each segment are those to external customers.)

a. Performance by operating segment

<Pharmaceuticals segment>

- In the Pharmaceuticals segment, sales of *Aricept* and *Aciphex/Pariet* increased in all regions.
- Consequently, pharmaceutical sales came to ¥351,449 million, up 13.8% year-on-year while operating income amounted to ¥58,206 million, an increase of 14.8% year-on-year.

<Other>

- Sales in Other segment that deals with products such as food additives, chemical and machinery increased 8.0% year-on-year to ¥11,368 million, and the operating income amounted to ¥989 million, an increase of 5.2% year-on-year.

b. Performance by geographical segments

<Japan>

- Sales in Japan amounted to ¥157,401 million, up 9.7% from the previous year and operating income came to ¥45,843 million, up 34.4%.
- Among prescription drugs, as compared to the previous year, sales of *Aricept* increased to ¥30,035 million, up 25.7% and those of *Pariet* increased to ¥18,270 million, an increase of 24.8%.

<North America>

- Sales in North America expanded 18.0% to ¥164,182 million, and operating income decreased 26.6% to ¥9,719 million, mainly due to a change in the rate of royalty subject to be paid to the parent company.
- Sales of *Aricept* advanced 23.0% to ¥89,476 million and sales of *Aciphex* increased 9.8% to ¥66,386 million. (Sales of *Aricept* on a dollar-denominated basis increased 18.9% and those of *Aciphex* increased 6.2%)

<Europe>

- Sales in Europe reached ¥27,279 million, up 3.0% while operating income came to ¥888 million, down 55.9%.
- Sales of *Aricept* rose 3.5% to ¥17,330 million and those of *Pariet* decreased 23.9% to ¥4,600 million.
- A new pharmaceutical marketing subsidiary Eisai SA/NV was established in Belgium in September 2007.

<Asia and other regions>

- Sales in Asia and other regions increased 35.7% to ¥13,953 million and operating income rose sharply by 68.5% to ¥3,114 million.
- Sales of *Aricept* amounted to ¥4,021 million, up 41.1% and those of *Pariet* increased to ¥2,951 million, up 28.2%.

<Overseas total>

Total overseas sales excluding Japan grew to ¥205,415 million, an increase of 16.8%, accounting for 56.6% of the Company's total net sales, up 1.5 percentage points.

(2) **Second Quarter Financial Highlights (July 1 - September 30, 2007)**

- Consolidated net sales during the quarter amounted to ¥186,783 million which was a 12.9% increase compared to the corresponding period last year.
- Net sales of *Aricept* soared to ¥73,518 million, a 17.6% rise year-on-year, out of which, ¥15,115 million was attributed to Japan, up 22.0% and ¥48,016 million was attributed to the U.S., a 21.2% increase. (19.2% increase on a dollar-denominated basis)

  Sales of *Pariet* (U.S. brand name: *Aciphex*) totaled ¥47,34· million, a 10.2% rise year-on-year, while sales in Japan rose 24.4% to ¥9,320 million and sales in the U.S. increased 10.8% to ¥34,565 million (9.1% increase on a dollar-denominated basis).
- With respect to net sales to external customers by each geographic area, Japanese sales secured a 9.1% gain and the North American market expanded 19.0% 'Asian and other markets' increased 31.3% on a year-on-year basis while sales in Europe fell 6.3%.
- Research and development (R&D) expenses came to ¥33,338 million, up 19.5% from the period a year earlier, and selling, general and administrative expenses amounted to ¥95,483 million, up 11.5%. Cost of sales increased 2.6% to ¥27,085 million with the cost to sales ratio decreased 1.5 percentage points to 14.5%.
- With respect to earning results, operating income for the quarter came to ¥30,875 million (up 20.9% year-on-year); ordinary income to ¥31,193 million (17.1% up) and net income to ¥20,012 million (up 20.1%). Basic earnings per share (EPS) came to ¥70.43 (up ¥12.03 as compared to the same quarter in previous year).
- Net cash provided by operating activities in the quarter amounted to ¥33,908 million, up ¥5,368 million on a year-on-year basis. Net cash used in investing activities totaled ¥6,667 million, down ¥2,743 million from a year earlier period.

(3) **Research Projects and Other Business Development**

- **An AMPA receptor antagonist E2007** entered a Phase II study for neuropathic pain in the U.S. and Europe. A Phase III study for Parkinson's disease is ongoing while the study for epilepsy is at the preparation for Phase III after completing Phase II. In addition, a new study for migraine prophylaxis is being considered based on the results from the Phase II study. For multiple sclerosis indication, a Phase II study is now being conducted.
- **An anti-cancer agent E7389** is now under investigated for the treatment of breast cancer in a study to file for accelerated approval under Subpart H in the U.S. as well as in a Phase III study for submission in Europe, and in a Phase II study in Japan. A Phase II study is ongoing for non-small cell lung cancer (the U.S.), prostate cancer (the U.S. and Europe), and sarcoma (Europe).

  (*Approval under Subpart H: an FDA regulation under which FDA will accelerate the review of certain new drugs for serious or life-threatening illnesses that meet the criteria designated by FDA)
- **An endotoxin antagonist E5564**, which is being investigated in an international joint development project, entered a Phase III study for severe sepsis in Japan.
- The suspended Phase II study of **a thrombin receptor antagonist E5555** was resumed. Phase II studies are ongoing for acute coronary syndrome and atherothrombotic disease in the U.S and Europe, followed by Phase II studies in Japan.
- **An anti-cancer agent MORAb-003 (monoclonal antibody)** is now being tested in Phase II for ovarian cancer in the U.S..
- **A multi-kinase inhibitor E6201** entered a Phase II study in the U.S. for the treatment of psoriasis.
- **A gastroprokinetic agent *Gasmotin*** was filed in Thailand and in Malaysia in May 2007 for the treatment of functional dyspepsia. Submission is being prepared in eight other Asian countries, including other ASEAN member countries.
- In August 2007, ***Aricept***, an Alzheimer's treatment, received approval for additional efficacy and dosage for treatment of severe Alzheimer's disease, and new formulations (10mg tablet and ODT) in Japan. A Phase II study to

test the efficacy for dementia with Lewy bodies has also been initiated. In addition, ***Aricept* sustained release formulation** entered a Phase III study in the U.S. and Europe. Phase III study in Europe seeking additional indication for dementia associated with Parkinson's disease was terminated.

- Additional dosage and administration for secondary eradication of *Helicobacter pylori* in peptic ulcer was approved for ***Pariet,*** a proton pump inhibitor, in combination with amoxicillin and metronidazole in Japan in August 2007.
- A Phase III study of **the anti-epileptic agent *Zonegran*** has been initiated for epilepsy monotherapy in Europe.
- **An antiarrthymic treatment *Tambocor*** received approval for an additional indication for paroxysmal atrial fibrillation/flutter in Japan in June 2007.
- **Human monoclonal anti-TNF α antibody**, which was jointly developed with Abbott Japan Co., Ltd. was filed for approval to treat psoriasis vulgaris and psoriatic arthritis in September 2007.

Alliances & Agreements

- **An acquisition of Morphotek, Inc.,** a U.S. biopharmaceutical company that specializes in antibody research & development, was completed. Originally announced in March 2007, the acquisition agreement came into effect in April 2007 with the company now a subsidiary of Eisai Corporation of North America. Morphotek, Inc. develops the therapeutic antibodies through the use of its proprietary technologies including the treatment of cancers, rheumatoid arthritis, and infectious diseases. The acquisition enabled Eisai to expand its capacity and make a full entry into the biologics field.
- **An exclusive in-licensing agreement was signed with Solstice Neurosciences Inc. (the U.S.) for *NeuroBloc* (botulinum toxin type B agent)** in May 2007 for commercializing the compound in Europe.
- **An exclusive in-licensing agreement was signed with Kissei Pharmaceutical Co., Ltd. for *Glufast* (a rapid-acting insulin secretagogue agent)** in June 2007 for development and marketing of the compound in the 10 ASEAN countries, followed by a similar agreement for the Chinese market in September 2007. Submissions in the licensed countries are to be prepared in the near future.

- **An exclusive in-licensing agreement was signed with Sepracor Inc. (the U.S.) for a sedative hypnotic eszopiclone (US brand name: "LUNESTA")** in July 2007 for development and marketing of the compound in Japan.
- **Eisai Inc. in the U.S. entered into an exclusive agreement with Salix Pharmaceuticals, Ltd. (the U.S.)** in September 2007 to co-promote "**COLAZAL**" for the treatment of ulcerative colitis in the country.

(4) **Other**

- The United States District Court for the Southern District of New York ruled in Eisai's favor on May 11, 2007 (U.S. Eastern Time) with respect to the patent infringement lawsuit Eisai and its U.S. subsidiary Eisai Inc. had filed against generic drug makers concerning ***Aciphex***. The generic makers have appealed to the Circuit Court Appeals in June 2007.

(5) Outlook for the fiscal year 2007 (From April 1, 2007 to March 31, 2008)

[Forecast on consolidated results]

Forecast on consolidated results announced in July 2007 is adjusted as follows:

	Current Forecast		Previous Forecast		Increase/ (decrease)	Increase/ (decrease)
	(A)	Percent change	(B)	Percent change	(A-B)	
Net sales	¥739,000 mil.	9.6%	¥720,000 mil.	6.8%	¥19,000 mil.	2.6%
Operating income	¥117,000 mil.	11.1%	¥112,000 mil.	6.4%	¥5,000 mil.	4.5%
Ordinary income	¥121,000 mil.	9.5%	¥115,000 mil.	4.1%	¥6,000 mil.	5.2%
Net income	¥78,500 mil.	11.2%	¥75,000 mil.	6.2%	¥3,500 mil.	4.7%

Prospected net income per share: (Annual) ¥275.52

<Net Sales>

- We forecast net sales reaches ¥739,000 million, a ¥19,000 million increase from the prospect announced at the end of previous fiscal year.
- Sales for *Aricept* and *Aciphex/Pariet,* are both expected to expand to ¥291,000 million and ¥184,000 million, respectively.

<Income>

- Operating income is expected to reach ¥117,000 million, an increase of ¥5,000 million from the previous forecast contributed by increasing net sales and decreasing cost of sales.
- Ordinary income is expected to reach ¥121,000 million, an increase of ¥6,000 million from the previous forecast, and net income is forecasted to reach ¥78,500 million, an increase of ¥3,500 million from the previous forecast.
- We will improve cost-to-sales ratio and efficiency in managerial resources, while making a proactive investment in R&D on a continuous basis.

[Forecast on non-consolidated results]

Forecast on non-consolidated results announced in July 2007 is adjusted as follows:

	Current Forecast		Previous Forecast		Increase/ (decrease)	Increase/ (decrease)
	(A)	Percent change	(B)	Percent change	(A-B)	
Net sales	¥388,000 mil.	10.3%	¥382,000 mil.	8.6%	¥6,000 mil.	1.6%
Operating income	¥82,500 mil.	26.9%	¥77,000 mil.	18.4%	¥5,500 mil.	7.1%
Ordinary income	¥83,000 mil.	26.4%	¥77,500 mil.	18.0%	¥5,500 mil.	7.1%
Net income	¥54,600 mil.	27.6%	¥51,000 mil.	19.2%	¥3,600 mil.	7.1%

Prospected net income per share: (Annual) ¥191.63

Note: Prospected net income per share (full-year) is calculated considering the appropriation of treasury stock of Eisai Co., Ltd. for the share exchange to make Sanko Junyaku (Eisai's consolidated subsidiary) its wholly-owned subsidiary on October 1, 2007.

2) Financial conditions for the period

[Assets]

- Total assets at the end of the period under review stood at ¥817,641 million, an increase of ¥25,527 million from the end of the previous period. Major increase comes from Intangible assets increased as a result of acquisition of Morphotek, Inc. On the other hand, cash and cash in bank and investment securities account for decrease.
- Total liabilities amounted to ¥242,534 million, up ¥13,118 million from the end of the previous period. Deferred tax liabilities mainly account for the increase.
- Total equity came to ¥575,107 million, an increase of ¥12,409 million from the end of the previous period, resulting in a ratio of shareholders' equity to total assets of 69.0%, down 0.7 percentage points from the previous year.

[Capital expenditures]

- Capital expenditures amounted to ¥13,065 million, an increase of ¥5,071 million year-on-year, most of which were used to upgrade production facilities and R&D laboratories in Japan, Europe and the U.S.. Property, plant and equipment gained from business acquisition is not included in the figures shown above.

[Cash flow]

- Net cash provided by operating activities for the period under review amounted to ¥41,730 million, up ¥5,114 million from the previous year. Income before income taxes amounted to ¥60,719 million, depreciation and amortization expenses came to ¥15,364 million and while income taxes paid totaled ¥24,404 million.
- Cash outflows arising out of investing activities amounted to ¥52,625 million, an increase of ¥31,419 million, out of which ¥39,166 million was used for the acquisition of Morphotek, Inc., ¥16,443 was for acquiring tangible fixed assets and ¥7,558 million was for acquiring intangible assets.
- Net cash used in financing activities amounted to ¥18,776 million, an decrease of ¥6,339 million from the same period of the previous year, out of which ¥18,468 million was paid as dividends.
- As a result of such operating, investing and financing activities, cash and cash equivalents at the end of the period under review came to ¥140,950 million, down ¥30,140 million from the end of the previous year.

[Trends in Financial Indicators]

	Mar.31, 2004	Mar. 31 2005	Mar.31, 2006	Mar.31, 2007	Sep.30, 2007
Shareholder's Equity*	68.1	69.4	69.5	69.7	69.0
Market Cap. Ratio (%)	131.8	157.0	196.3	202.7	188.7
Debt repayment term (years)	0.03	0.06	0.03	0.03	0.03
Interest coverage ratio	1,040.6	856.3	1,922.7	796.8	800.2

(Note) Calculation method of each indicator in the above table is as follows:

- Shareholder's Equity: (Equity - Minority interests - Stock acquisition rights) / Total assets ratio (%)
- Market Cap. Ratio: market capitalization (the stock price at the end of the period x number of shares outstanding at the end of the period after deduction of treasury stock) / total assets
- Debt repayment term: interest-bearing debt (bonds payable, loans payable, agent deposits payable) / operating cash flow
- Interest coverage ratio: operating cash flow / interest payments (interests paid)
- The figures in columns of Debt repayment term at the interim period are doubled in order to calculate yearly operating cash flow.

3) Basic policy on profit appropriation and dividend for current period

Eisai is a company with a committee system and, to facilitate a flexible dividend policy, dividends out of surplus is specified as a matter to be resolved at the board meeting in the Company's Articles of Incorporation,.

Eisai is devoted to providing sustainable and stable dividends based on the consolidated financial performance along with Dividend on Equity ratio (DOE). DOE is considered a suitable index for shareholder return as it contains both Dividend Payout Ratio (DPR) and Return on Equity (ROE), which provide a meaning of the rate of return on the ownership interest of the shareholders and a meaning of the company's profitability that reveals the profit a company generate with the money shareholders invested, respectively. We aim for an 8% level of DOE as a mid-term target.

The acquisition of the treasury stock is also conducted flexibly as necessary.

Furthermore, the retained earnings shall be allocated to enhance R&D activities and reinforce business infrastructure in order to increase corporate value in the future.

Based on this policy, Eisai recommended an interim dividend of ¥65 per share (an increase of ¥10 per share over the previous year), which, together with the forecasted fiscal year-end dividend of ¥65 per share (same as the previous year), makes a total of ¥130 per share (an increase of ¥10 per share over the previous year) for the year under review. In this context, the DPR and DOE were 47.2% and 6.5%, respectively.

4) Forecast and risk factors

- Materials and information provided in this financial disclosure may contain "forward-looking statements" based on current expectations, forecasts, estimates, business goals and assumptions that are subject to risks and uncertainties, which could cause actual outcomes and results to differ materially from these statements. Risks and uncertainties include general industry and market conditions, and general domestic and international economic conditions such as interest rate and currency exchange fluctuations.
- Risks which may fluctuate significantly the consolidated results of the Company or have a material effect on decisions of shareholders are described below. The risks, however, have been evaluated and forecasted as of the disclosure date of the Financial Report. Risk factors associated with our business include, but are not limited to, challenges arising out of global expansion, uncertainties in new drug development, risks related to strategic alliances with partners, healthcare cost-containment measures, intensified competition with generic drugs, intellectual properties, possible incidence of adverse events, compliance with laws and regulations, litigations, closure or shutdown of factories, safety issues of raw materials used, risks related to outsourcing activities, environmental issues, IT security/information management, and conditions of financial markets and foreign exchange fluctuations.

Please refer to "Risk Factors" in the Annual Security Report for the detail of each risk factor.

2. Business Flows Within the Group

The Group consists of Eisai Co., Ltd. (hereinafter referred to as 'the Parent Company'), 46 consolidated subsidiaries and 1 associated company accounted for by the Equity Method. The diagram below shows the principal operations and flows within the Group.


[Japan]
<Pharmaceuticals Segment>
* Sanko Junyaku Co., Ltd.
(Diagnostics Prod./Sales)
* Sannova Co., Ltd.
(Pharma Prod./Sales)
Products
* Elmed Eisai Co., Ltd.
(Pharma Sales)
* KAN Research Institute, Inc.
(Basic Research)
* Eisai R&D Management Co., Ltd
(Management/Operation for Pharma R&D)
* Palma Bee'z Research Institute Co., Ltd
(Diagnostics Prod. Research)
‡ Other --- 1
(Total 7 companies)
Products
Research
Management & Operation, etc
Research
<Other Segment>
* Eisai Food & Chemicals Co., Ltd.
(Food Additives and Chemicals Sales)
* Eisai Distribution Co., Ltd.
(Distribution)
* Sunplanet Co., Ltd.
(Other Services)
* Clinical Supply Co., Ltd.
(Medical Devices Prod./Sales)
* Eisai Seikaken Co., Ltd.
(Agro-chemical Prod./Sales)
* Eisai Machinery Co., Ltd.
(Pharma Machinery Prod./Sales)
(Total 6 companies)
Products
Distribution Service
Other Services
EISAI CO., LTD.
[Overseas]
<Pharmaceuticals Segment>
North America
* Eisai Corporation of North America
(U.S. Regional Headquarters/Holding Company)
Research
* Morphotek, Inc. (Basic Research, Clinical Research)
Bulk
* Eisai Inc. (Pharma Prod./Sales)
Research
* Eisai Research Institute of Boston Inc.
(Basic Research, etc.)
Research
* Eisai Medical Research Inc.(Clinical Research)
(Total 5 companies)
Europe
Management & Operation, etc
* Eisai Europe Ltd.
(European Regional Headquarters/Holding Company)
Research
* Eisai Ltd.
(Pharma Sales/Clinical Development)
* Eisai GmbH (Pharma Sales)
* Eisai S.A.S. (Pharma Prod./Sales)
Products
Bulk
* Eisai B.V. (Pharma Prod./Sales)
Research
* Eisai London Research Laboratories, Ltd.
(Research)
* Other --- 7
(Total 13 companies)
Asia and Others
* P.T. Eisai Indonesia (Pharma Prod./Sales)
* Eisai (Thailand) Marketing Co., Ltd.
(Pharma Prod./Sales)
Products/ Bulk
* Eisai Taiwan Inc. (Pharma Prod./Sales)
* Eisai China Inc. (Pharma Prod./Sales)
Research
* Eisai Korea Inc. (Pharma Sales)
* Eisai Clinical Research Singapore Pte. Ltd.
(Clinical Research)
* Other --- 8
(Total 14 companies)
<Other Segments>
North America
Products
* Eisai Machinery U.S.A., Inc.
(Pharma Production Machinery Sales)
(Total 1 company)
Europe
Products
* Eisai Machinery GmbH
(Pharma Prod. Machinery Manufacture/Sales)
(Total 1 company)
Symbol Explanations:
Shows sales flow
* : Consolidated subsidiary (46 companies)
‡ : Associated company accounted for by the equity method (1 company)

Subsidiaries and an associated company

(Consolidated Subsidiaries)

(As of September 30, 2007)

Company Name	Location	Common Stock		Voting Rights	Description of Operations	Relationship/Operations	Note
Sanko Junyaku Co., Ltd.	Tokyo	¥5,262	million	50.88%	Diagnostic product production/sales	-	*3,4
Sannova Co., Ltd.	Gunma Pref.	¥926	million	79.95%	Pharmaceutical production/sales	(E) Pharmaceutical product purchase	*4
Elmed Eisai Co., Ltd.	Tokyo	¥450	million	100.00%	Pharmaceutical sales	-	
Eisai Food & Chemicals Co., Ltd.	Tokyo	¥101	million	100.00%	Food additives/chemicals sales	(E) Food additives/chemicals sales	
Eisai Machinery Co., Ltd.	Tokyo	¥100	million	100.00%	Pharma machinery production/sales	(E) Material purchase	
KAN Research Institute, Inc.	Hyogo Pref.	¥70	million	100.00%	Basic research	(E) Basic research	
Eisai Distribution Co., Ltd.	Kanagawa Pref.	¥60	million	100.00%	Pharmaceutical distribution	(E) Pharmaceutical product distribution	
Eisai R&D Management Co., Ltd.	Tokyo	¥11	million	100.00%	Management of drug development/research	(E) Management	
Sunplanet Co., Ltd.	Tokyo	¥455	million	84.95%	Administrative/catering/printing service, real estate management	(E) Purchase of admin./catering/ printing service	
Clinical Supply Co., Ltd.	Gifu Pref.	¥80	million	84.80%	Medical devices production/sales	-	
Palma Bee'Z Research Institute Co., Ltd.	Tokyo	¥50	million	75.44% (25.44%)	Diagnostic product research	(E) Diagnostic product research	*2,3
Eisai Seikaken Co., Ltd.	Tokyo	¥50	million	70.00%	Agro-chemical production/sales	-	
		Unit=thousand					
Eisai Corporation of North America	New Jersey, USA	385,900	US$	100.00%	U.S. regional headquarters / holding company	-	*4
Morphotek, Inc.	Pennsylvania, USA	355,000	US$	100.00% (100.00%)	Pharmaceutical (Basic research/clinical research)	(E) Pharmaceutical basic research and clinical research	*2,4,6
Eisai Inc.	New Jersey, USA	151,600	US$	100.00% (100.00%)	Pharmaceutical production/sales	(E) Bulk drug substance sales	*2,4,8
Eisai Research Institute of Boston Inc.	Massachusetts, USA	115,300	US$	100.00% (100.00%)	Basic research/chemical process research	(E) Basic research/process research for clinical trial supply	*2,4
Eisai Medical Research Inc.	New Jersey, USA	1,000	US$	100.00% (100.00%)	Pharmaceutical clinical research	(E) Pharmaceutical clinical research	*2
Eisai Machinery U.S.A. Inc.	New Jersey, USA	1,000	US$	100.00% (100.00%)	Pharmaceutical machinery sales	-	*2
Eisai Europe Ltd.	London, UK	105,261	UK£	100.00%	European regional headquarters / holding company	(E) Management of pharmaceutical business in Europe	*4
Eisai Ltd.	London, UK	15,548	UK£	100.00% (100.00%)	Pharmaceutical sales/clinical research	(E) Pharmaceutical clinical research	*2
Eisai London Research Laboratories Ltd.	London, UK	12,000	UK£	100.00% (100.00%)	Basic research	(E) Basic research	*2
Eisai Manufacturing Ltd.	Hertfordshire, UK	2,000	UK£	100.00% (100.00%)	Pharmaceutical	-	*2
Eisai GmbH	Frankfurt, FRG	7,669	EUR	100.00% (100.00%)	Pharmaceutical sales	(E) Pharmaceutical sales	*2
Eisai Machinery GmbH	Cologne, FRG	1,278	EUR	100.00% (100.00%)	Pharmaceutical machinery production/sales	-	*2
Eisai S.A.S.	Paris, France	19,500	EUR	100.00% (100.00%)	Pharmaceutical production/sales	-	*2
Eisai B.V.	Amsterdam, Neth.	540	EUR	100.00% (100.00%)	Pharmaceutical production/sales	(E) Bulk drug substance sales	*2
Eisai Farmaceutica S.A.	Madrid, Spain	4,000	EUR	100.00% (100.00%)	Pharmaceutical sales promotion	-	*2
Eisai S.r.l.	Milan, Italy	3,500	EUR	100.00% (100.00%)	Pharmaceutical sales	-	*2
Eisai Pharma AG	Zurich, Switzerland	3,000	CHF	100.00% (100.00%)	Pharmaceutical sales	-	*2
Eisai AB	Stockholm, Sweden	10,000	SEK	100.00% (100.00%)	Pharmaceutical sales	-	*2
EF-Eisai Farmacêutica, Unipessoal Lda.	Lisbon, Portugal	4,000	EUR	100.00% (100.00%)	Pharmaceutical	-	*2
Eisai SA/NV	Brussel, Belgium	7,000	EUR	100.00% (100.00%)	Pharmaceutical	-	*2,5
P.T. Eisai Indonesia	Jakarta, Indonesia	5,000	US$	100.00%	Pharmaceutical production/sales	(E) Pharmaceutical sales	
Eisai Asia Regional Services Pte. Ltd.	Singapore	26,400	S$	100.00%	Pharmaceutical sales (Asia holding company)	-	
Eisai (Singapore) Pte.Ltd.	Singapore	300	S$	100.00% (100.00%)	Pharmaceutical sales	(E) Pharmaceutical sales	*2
Eisai Clinical Research Singapore Pte. Ltd.	Singapore	10	S$	100.00% (100.00%)	Pharmaceutical	(E) Pharmaceutical clinical research	*2

(continued on the next page)

Eisai (Malaysia) Sdn. Bhd.	Petal. Jaya, Malaysia	470	M$	100.00% (5.74%)	Pharmaceutical sales	(E) Pharmaceutical sales	*2
Eisai (Thailand) Marketing Co., Ltd.	Bangkok, Thailand	11,000	Baht	49.90% (49.90%)	Pharmaceutical production/sales	(E) Pharmaceutical sales	*2,7
Eisai Taiwan Inc.	Taipei, Taiwan	270,000	NT$	100.00%	Pharmaceutical production/sales	(E) Pharmaceutical sales	
Eisai China Inc.	Suzhou, China	319,205	RMB	100.00% (100.00%)	Pharmaceutical production/ sales	(E) Bulk drug substance sales	*2
Eisai (Hong Kong) Co., Ltd.	Hong Kong, China	500	HK$	100.00% (10.00%)	Pharmaceutical sales	(E) Pharmaceutical sales	*2
Eisai Korea Inc.	Seoul, Korea	3,512,000	Won	100.00%	Pharmaceutical sales	-	
HI-Eisai Pharmaceutical Inc.	Manila, Philippines	56,250	Peso	50.00% (1.45%)	Pharmaceutical production/ sales	(E) Pharmaceutical sales	*2,7
Eisai Pharmaceuticals India Pte. Ltd.	Maharashtra, India	100,000	Rupee	100.00% (1.00%)	Pharmaceutical production/ sales	(E) Food additives/chemicals sales	*2
Eisai Pharmatechnology & Manufacturing Pte. Ltd.	Andhra Pradesh, India	104,000	Rupee	100.00% (0.08%)	Pharmaceutical	-	*2
Eisai Australia Pty. Ltd	Sydney, Australia	1,000	A$	100.00%	Pharmaceutical	-	

(Associated Company Accounted for by Equity Method) (As of September 30, 2007)

Company Name	Location	Common Stock		Voting Rights	Description of Operations	Relationship/Operations	Note
Bracco-Eisai Co., Ltd.	Tokyo	¥340	million	49.00%	Contrast media import/ production/sales	(E) Contrast media purchase	

*(E) indicates Eisai Co., Ltd.

Notes: *1. Description of Operations column lists by type of operating segment.

*2. Voting rights (%) ownership: Figures in parenthesis represent percentage indirectly owned by the Parent Company.

*3. Sanko Junyaku became a wholly-owned subsidiary of Eisai on October 1, 2007 following the delisting from JASDAQ on September 25 through a share exchange. The transaction will be in effect as of October 1, 2007. In accordance with the subsidiarization, Eisai's voting rights for Palma Bee'Z Research Institute Co., Ltd. increased to 100% (50% indirect ownership).

*4. Specially designated subsidiary according to the stock exchange law.

*5. Newly established and consolidated subsidiary.

6. MAB Acquisition Corporation (MAC) merged with Morphotek, Inc. in April 2007 with Morphotek, Inc. being the surviving entity.

*7. Eisai (Thailand) Marketing Co., Ltd., and HI-Eisai Pharmaceutical Inc. are considered as consolidated subsidiaries under the "controlling entity" standard though Eisai's voting rights for these companies are no more than 50%.

*8. Eisai Inc. is the one and only subsidiary whose sales to external customers exceeds 10% of consolidated sales for the period under review. Principal financial results of Eisai Inc. are as follows;

Sales	¥166,066 mil.
Operating income	¥10,696 mil.
Ordinary income	¥11,828 mil.
Net income	¥7,505 mil.
Equity	¥49,497 mil.
Total assets	¥160,064 mil.

3. Management Policy

1) Basic policy of management

The Eisai Group (hereinafter referred to as the "Company") defines its mission as "to give first thought to patients and their families and to increase the benefits healthcare provides." Consistent with this corporate philosophy, all Eisai Group members aspire to consistently exemplify a *"human health care (hhc) company,"* which is capable of making a meaningful contribution under any healthcare system through meeting the various needs of global healthcare. We codified this basic concept into the Articles of Incorporation to share it with shareholders.

In order to act on this policy, we are committed to further expand the trustworthy relationships with our principal stakeholders including patients, customers, shareholders, and employees and promote compliance while always observing laws and ethical standards, thereby enhancing corporate value.

2) Management strategies and issues that need to be addressed

While innovative drug discovery and provision of high-quality information/service/products are expected, the business environment surrounding the pharmaceutical industry has been increasingly pressured and is set for great change, as represented by the accelerating healthcare cost-containment measures in Japan, the U.S., Europe and Asia, the swelling research and development (R&D) expenditures, and the trend of industry reorganization. In addition to having to manage their core business, companies are facing intensifying public calls for the fulfillment of social responsibilities to ensure global environmental conservation and sustainability of society.

Because of and within the above context, the Company aims to further improve efficiency and productivity by giving the Company the ability to handle any situation arising anywhere in its global operation flexibly and thoroughly. Last fiscal year, the Company launched the "Dramatic Leap Plan", the 5th Mid-term Strategic Plan ending in FY 2011, which places principle functions that are part of the pharmaceutical business model in the most appropriate country and region based on the concept of "value creation at all places by the best people with the appropriate structure" and implements its business in consideration of the current situation of each region.

In this term of the second year of DLP, the Company is making a good progress

with successful financial and business performance, which enables the Company to further progress through aggressive investment in areas including R&D and expansion of infrastructure. Taking the advantage of opportunities for future growth, we will continue to strive to create "patient value", "shareholder value" and "employee value" in order to improve our corporate value. In addition, we work to fulfill our corporate social responsibilities.

(1) Creation of "patient value"

We are committed to the creation of "patient value" we offer to the patients from all aspects of healthcare from prevention, intervention, and innovation of treatments. We believe that the creation of "patient value" lies in "discovery of innovative drugs for combating the diseases for which adequate treatments have not been discovered and raising quality of life of patients", "ensuring a stable supply of quality products" and "provision of information for safe and proper usage of drugs".

a) Further concentration in the R&D area

By further advancing the concept of focused R&D activities, the Company will continuously endeavor to discover pharmaceutical products in neurology and oncology – areas where adequate treatments have frequently not been established – that are superior in terms of efficacy, safety and economy.

Furthermore, we are aggressively executing strategic acquisitions of products and a biopharmaceutical company with advanced technologies as well as joint research with outside organizations in order to enhance the product lineup and technological capabilities of the focused area.

In neurology, we aim to discover new therapeutic agents for neurodegenerative disorders such as Alzheimer's disease or Parkinson's disease. At the same time, we will steadily advance research related to epilepsy and other neurological and psychiatric disorders. We conduct a broad-ranging study with a central emphasis on Alzheimer's disease in particular, focusing on low-molecular compound, immune therapy, or genetic studies which will lead to the definitive treatment of the disease.

As for oncology, we are carrying out multiple approaches, both from low-molecular compounds which inhibit cancer cell proliferation or angiogenesis, and anti-body therapy in fast-evolving anticancer treatment while enriching our pipeline, including pain relief, thromboprophylaxis and other supportive

therapies which will be essential for increasing the benefits to patients.

b) Expansion of research and development operations

The Company has established a solid framework for discovery research with five research bases of Tsukuba Laboratories (Ibaraki Prefecture), Research Institute of Boston (U.S.), London Research Laboratories (U.K.), KAN Research Institute (Hyogo Prefecture) that specializes in life science which is fundamental research for drug discovery, and Morphotek Inc. (U.S) that specializes in human antibody technologies. With this framework, the Company started its full-scale research activities in biologics field (biologics), in addition to the existed research activities in low-molecular compounds.

In addition, Eisai is also scheduling a plan for establishing compound optimization research facility within the European strategic operation base being constructed in Hatfield, United Kingdom, a pharma cluster to the north of London to further enrich our research activities.

As for clinical research, the Company is also promoting the integration of our global clinical research operations under leadership that unifies all geographic areas—Japan, the U.S., Europe and Asia, to increase productivity and efficiency of our clinical research & development activities. In particular, we are rapidly developing clinical research functions in Asia including the establishment of clinical research subsidiary in Singapore, as the region is growing global interests.

c) Enhancement of global R&D management ability

The Company established a subsidiary Eisai Research & Development Management Company (Tokyo) responsible for the management of R&D in order to make optimal decisions on a global level, and this has steadily led to results. Accordingly, the Company strives to produce new drugs smoothly and within desired timelines by improving the efficiency and the productivity of the R&D activities under this system which enables project management with unified decisions and goals.

d) Ensuring stable supply of high-quality pharmaceutical products

The Company aims to lead the global market in providing a stable supply of high-quality products, while also achieving cost competitiveness. To achieve this aim, the Company is promoting a system that enables production of high-quality pharmaceuticals that meet our original quality assurance standards

which imposes stricter requirements. Meanwhile, we are expanding our production functions to prepare prospective launch of our oncology products; a new API manufacturing facility started operation in the Kashima plant (Ibaraki Prefecture) in Japan; Eisai Inc. in U.S. started construction of a new facility for manufacturing oncology treatments. Furthermore, the Company aims to expand its global manufacturing capacity with the new production base which is being constructed in Europe and the planned establishment of a new production base in India. Through such efforts, the Company will pursue the enrichment of its "Seamless Value Chain" and achieve a globally stable supply of high-quality pharmaceutical products.

e) Improvement of information provision

In order to promote the appropriate use of our products, the Company is dedicated to information provision on safety and efficacy of its pharmaceutical products through timely collection, analysis and evaluation of the latest product information available. Looking at the new products marketing in the future, we are pursuing global efforts to develop in-house marketing activities, more effectively to communicate with healthcare professionals. At the same time, we strengthen our strategic global marketing system and strive to enrich our information provision activities.

Furthermore, the Company offers support to the activities of Alzheimer's associations and the healthcare professionals specializing in treating Alzheimer's disease as well as conducting various public education programs throughout Japan, thereby the Company aims to provide information on the disease to the patients and their families, caregivers, and the wider public.

f) Change in management structure in Japan to create new values

The Company established the Japan Business Headquarters to implement integrated business strategy in four business operations of Eisai Group in Japan consisting of diagnostics, prescription pharmaceuticals, consumer healthcare products, and generics businesses. The Company will pursue far more improved patients' benefit through providing of information, services and products, from all aspects of healthcare from prevention, intervention, and innovation of treatments considering further medical trends or advances in medical technologies.

(2) Creation of "shareholder value"

The Company is committed to global efforts aimed at creating "patient value" while pursuing sustained growth and increased value generation and return to shareholders. In pursuing the above, we shall also engage in a constant effort to enhance "shareholder value" through increasing transparency in our business operations through active and fair disclosure of corporate information.

a) Sustainable growth through aggressive investment

Eisai's business activities are relying on the key strategic bases located in each of the worldwide markets including Japan, the U.S., Europe, and Asia, centralizing the core business functions such as planning, marketing, legal, business development or human resource at each locations. In particular, the Company is emphasizing Europe, with the European Knowledge Center, a new strategic base being constructed in U.K., as well as new representative offices in the countries within the enlarged EU, taking into account further growth of its leading products such as *Aricept* for the Alzheimer's disease treatment, and *Pariet* (U.S. brand name: *Aciphex*), the proton pump inhibitor. Furthermore, aided in part by the oncology product acquisition as well as the acquisition of the biopharmaceutical company with an expertise in biologics field, we are seeking growth through the development of our oncology business, which will support and allow us to prepare for the launch of anticancer compounds that are in our pipeline. The Company is also advancing expansion of manufacturing and marketing infrastructure for the expected oncology product launch.

The Company plans to invest resources in R&D activities, streamline of infrastructure, strategic alliances in order to strengthen our therapeutic focus areas and achieve sustainable growth.

b) Strategic entry into new market

The Company is now promoting "transformation strategy", by which the Company aims to transfer some of its operation functions to the areas/countries with high standard technology as a part of its business strategy to accomplish more effective business entity and increased productivity. In addition to Japan, the U.S., and Europe, the Company is implementing a plan for strategic market development in India. The plan includes establishment of sites for API research & manufacturing, clinical research & data management, as well as for discovery

research focusing on neglected diseases. The Company expects to transfer selected functions of its operations to these sites in the future.

c) Basic policy on distribution of retained earnings

Eisai operates under a committee system and per the Company's charter, exercises agile distribution of retained earnings based on the decisions of Board of Director's meeting.

The Company is devoted to providing sustainable and stable dividends based on the profitability of the consolidated business as we all emphasizing returns on shareholder equity through the reliance on metrics such as dividend on equity (DOE). DOE is considered a suitable index for shareholder return as it contains both Dividend Payout Ratio (DPR) and Return on Equity (ROE), which provide a meaning of the rate of return on the ownership interest of the shareholders and a meaning of the company's profitability that reveals the profit a company generate with the money shareholders invested, respectively. We aim for an 8% level of DOE as a mid-term target. The acquisition of the treasury stock is also conducted flexibly as necessary.

Furthermore, the retained earnings shall be allocated to enhance R&D activities and reinforce business infrastructure in order to increase corporate value in the future.

d) Highly-transparent management of the Company

Through proactive, fair, and timely disclosure of important information related to the management of the Company, we will execute highly-transparent management of the Company, which, in turn, will increase corporate value as well as shareholder value. The Company is committed to making efforts to make systems to improve information disclosure to our shareholders.

(3) Creation of "employee value"

The Company believes that employees are the only stakeholders that can solely and directly enhance corporate value. We also seek an environment where all employees share the corporate vision and are motivated to drive the realization of that philosophy through daily business activities. To that end, we consider the key component of our human resource management is to be the encouragement of employee skill development in order to provide a rewarding working environment for employees, taking each individual's strengths and will

into account.

a) Employee skill and career development

Eisai provides programs that enable each of its employees to voluntarily achieve personal growth to encourage innovation. In order to support the acquisition of knowledge and skills necessary for work, we offer scholarship programs for business/law schools and other outside short-term training courses according to the needs of each of the countries in which Eisai operates. Furthermore, we have established the Global Human Resource Management Section, a department dedicated to the global human resource management strategy. Eisai proactively undertakes efforts to ensure the global career development of employees—through the construction of a system for international exchange of personnel as well as making available leadership training tools.

b) Facilitation of the environment for greater employee satisfaction

To encourage the employees to pursue the corporate philosophy, the Company is committed to ensure its employee equal opportunities for recruitment, promotion, staffing, and skill development as well as to maintain a compensation level that is correlated with the individual contribution to the value creation of the Company.

To allow individuals to maximize capabilities in their area of responsibility as well as maintain work life balance, the Company proactively provides various options for employees with respect to their life needs including providing child care support. Safety inspections are scheduled and conducted regularly in order to improve the work environment and ensure the health and safety of our employees.

In addition, a health insurance program is provided through a health insurance union as is a corporate pension program that is funded by Eisai Co., Ltd. The Group companies also offers benefit packages that are tailored to employees in each of the countries and regions where we do business.

(4) Fulfillment of corporate social responsibilities

The Company regards fulfillment of its corporate social responsibilities as a high priority for management, in order to secure and maintain the trust of various stakeholders. Thus, we are dedicated to the enhancement of internal control systems and compliance, environmental protection and philanthropic activities.

a) Internal control system

Various programs for internal control are being implemented at Eisai Co., Ltd., with a department focused on internal control under the supervision of an executive officer in charge of internal control.

On the global level, the global policy and basic guidelines for internal control have been established which is shared among the Company's global headquarters in Japan, the U.S., Europe, and Asia, for development of the regional policies. An internal control department for promoting specific programs has also been established at each global headquarters.

As part of risk management, we are now taking various measures to comply with the Laws on Sales of Financial Products to secure the credibility of our financial reports. In particular, the Company is promoting the system for documentation of financial risks and control in order inclusive of overseas subsidiaries while we continuously make improvement for a sustainable internal control system and conduct monitoring. Regarding day-to-day risks, the department dedicated to the promotion of internal control is carrying out Control Self Assessment (CSA) through which every division of the Company can conduct self-evaluations of its progress in the establishment of the internal control system.

Furthermore, the Company selects respective executive officers by the risk related to finance/legal/environmental and natural disasters or any other incidents that would incur risks to the Company. Each of these executive officers is responsible for development of the guidelines for appropriate management of the potential loss that would incur significant risks to the Company.

Likewise, the programs for information management are also being implemented with the executive officer appointed specifically for information security for the Company and the policy developed for information security management.

b) Promotion of compliance

To deal with business compliance issues, the Company has stipulated a Charter of Business Conduct as well as Business Conduct Guidelines and requires all officers and employees to rigorously observe compliance in their daily activities.

Eisai Co., Ltd. has appointed an executive officer (Chief Compliance Officer) in charge of promoting and supervising compliance. A department dedicated to the promotion of compliance has also been established. The Compliance Committee, consisting primarily of outside legal specialists, has also been established as an advisory organization to the Chief Compliance Officer.

The compliance programs at the Eisai group companies are conducted with the compliance officers appointed at each company. A regional meeting is organized regularly at the Company's regional headquarters in Japan, the U.S., Europe and Asia, where the officers in the region meet and discuss the issues in promoting compliance at each group company.

Furthermore, the Company develops various tools for promoting compliance within the Company such as a Compliance Handbook and "Compliance Card", a portable card with the contact information for compliance consulting. The Compliance Handbook, which lists the Company's Compliance Charter as well as the guidelines of conduct, is available in twelve different languages and is revised periodically. The fifth edition of the Compliance Handbook was prepared and distributed to the employees in October 2007. In addition, we are providing periodic compliance training opportunities for all officers and employees as well as online education program for promoting compliance.

Furthermore, the "Compliance Counter" or an in-house compliance consulting service operated by an independent agency is available through Eisai Co., Ltd. for the prevention and early resolution of risks. At Eisai group companies, an in-house compliance consulting service is available, allowing easier access for the employees in the group companies. Considering various circumstances, some of the group companies contract with third-party bodies to make the consulting service more accessible for employees.

c) Environmental protection

To ensure environmental protection, Eisai has introduced environmental management systems in accordance with ISO14001 standards at its principal manufacturing facilities in Japan and continues efforts for upgrading and strengthening their environment-related controls. Other operating units and subsidiaries also are striving to establish their own environmental management systems so that they can reduce the environmental burden generated from their operations by means of stricter control of greenhouse gas emissions, promotion of energy and resource conservation as well as recycling and waste reduction.

d) Philanthropy

With the aim to promote accurate understanding of pharmaceuticals among the general public, Eisai operates "The Naito Museum of Pharmaceutical Science and Industry" in Gifu Prefecture, the first museum in Japan dedicated to pharmaceuticals, and opens it to the public free of charge. In pursuit of its corporate philosophy, the Company is making a number of philanthropic contributions, notably in the healthcare field. Such contributions include sponsorship of an annual program to award healthcare professionals who have dedicated their lives to medical or care services under challenging environments, assistance to encourage natural science research and knowledge dissemination related to human diseases and their remedies, promotion of interdisciplinary healthcare study including health economics, and development of young researchers. The Company also supports a number of educational initiatives designed to raise the awareness of Alzheimer's disease, programs for elderly patients and caregivers as well as activities providing relief for victims of natural disasters in many countries.

3) Corporate governance

Eisai group is committed to the sustainable operation of the Company through realization of the corporate philosophy, which will contribute to the long-term enhancement of shareholders' value. Based on the recognition that corporate governance is of paramount importance in pursuing this mission, Eisai works on the improvement of its corporate governance structure and programs to promote the corporate governance.

Eisai is a company with a committee system where the functions of supervision and operation are clearly independent. The Board of Directors focuses on management by delegating business decision-making extensively to officers in accordance with laws and the bylaws. In order to oversee the Company's operations objectively and equitably from the shareholders' and stakeholders' perspectives, the half of the members of the Board of Directors is selected from the outside directors. In addition, the role of the Board Chairperson is fully separated from the president & CEO, while the Board of Chairperson is selected from the outside directors. The president & CEO is the only post who alone holds the concurrent post of director.

The outside directors are selected based on certain standards abide by law as well as on the criteria ensuring corporate independence which was resolved by the Company's Nominating Committee for outside directors. All members of both the Nominating Committee and the Compensation Committee are composed of outside directors. The Audit Committee consists of a majority of outside directors and the internal directors with a good understanding of the Company's operations, with an outside director also takes the responsibility of the chair.

The Company has established Independent Committee of Outside Directors that consists of all the Outside Directors and is independent of management. This committee proactively operates the "Policy for Protection of the Company's Corporate Value and Common Interests of Shareholders", while occasionally reviews and makes necessary amendments to the policy.
In the meeting of held after the 95th Annual Investors Meeting on June 22, 2007, the members of the Independent Committee of Outside Directors expressed in favor of the continuous employment of this policy, which was resolved later in the Board of Directors meeting in July 31, 2007.

Through proactive and timely disclosure of important information related to the management of the Company, Eisai will execute fair and highly-transparent management of the Company.

Detailed information of Eisai's corporate governance is available at the corporate website:
(http://www.eisai.co.jp/ecompany/egovernance.html) along with the Company's Corporate Governance guidelines, Rules of the Board of Directors, Rules of the Nominating Committee, Rules of the Audit Committee and Rules of the Compensation Committee.
The "Corporate Governance Report" is submitted to the Tokyo Stock Exchange and the Osaka Securities Exchange as well as being made available through websites of both Exchanges and the Company.

4. SEMIANNUAL CONSOLIDATED FINANCIAL STATEMENTS
1-1) SEMIANNUAL CONSOLIDATED BALANCE SHEETS (ASSETS)

		September 30, 2006		September 30, 2007		March 31, 2007		Increase/ (Decrease)
Account Title	Note	(Millions of Yen)	(%)	(Millions of Yen)	(%)	(Millions of Yen)	(%)	(Millions of Yen)
ASSETS								
I. Current assets:								
1. Cash and cash in banks		74,426		66,915		89,775		
2. Notes and accounts receivable-trade	4	154,125		166,196		162,172		
3. Short-term investments		107,868		84,568		90,279		
4. Inventories		48,606		53,440		52,757		
5. Deferred tax assets		30,453		34,438		33,219		
6. Other		11,527		15,663		13,358		
7. Allowance for doubtful receivables		(331)		(369)		(352)		
Total current assets		426,676	56.8	420,853	51.5	441,210	55.7	(20,356)
II. Fixed assets:								
1. Property, plant and equipment								
(1) Buildings and structures	1,3	65,543		73,356		74,421		
(2) Machinery, equipment and vehicles	1,3	23,780		23,225		24,585		
(3) Land		17,052		21,671		18,048		
(4) Construction in progress		11,904		7,318		4,894		
(5) Other	1,3	10,292		11,918		11,891		
Total Property, plant and equipment		128,573	17.1	137,490	16.8	133,842	16.9	3,647
2. Intangible assets								
(1) Sales rights		–		48,358		45,986		
(2) Core technology		–		56,475		–		
(3) Other		–		16,797		16,603		
Total Intangible assets		41,629	5.5	121,631	14.9	62,589	7.9	59,041
3. Investments and other assets								
(1) Investment securities		112,104		88,383		111,855		
(2) Long-term loans receivable		14		15		16		
(3) Deferred tax assets		32,402		37,867		32,586		
(4) Other		10,934		12,042		10,714		
(5) Allowance for doubtful accounts		(737)		(642)		(701)		
Total Investments and other assets		154,718	20.6	137,667	16.8	154,471	19.5	(16,804)
Total fixed assets		324,921	43.2	396,788	48.5	350,904	44.3	45,884
Total assets		751,597	100.0	817,641	100.0	792,114	100.0	25,527

1-2) SEMIANNUAL CONSOLIDATED BALANCE SHEETS (LIABILITIES AND EQUITY)

		September 30, 2006		September 30, 2007		March 31, 2007		Increase/ (Decrease)
Account Title	Note	(Millions of Yen)	(%)	(Millions of Yen)	(%)	(Millions of Yen)	(%)	(Millions of Yen)
LIABILITIES								
I. Current liabilities:								
1. Notes and accounts payable-trade		20,750		17,290		19,268		
2. Short-term borrowings		402		–		236		
3. Accounts payable-other		50,970		58,614		57,911		
4. Accrued expenses		47,749		51,528		51,434		
5. Income taxes payable		20,342		23,881		22,049		
6. Reserve for sales rebates		30,317		33,947		35,066		
7. Other reserves		657		501		628		
8. Other		5,955		6,010		5,185		
Total current liabilities		177,147	23.6	191,774	23.5	191,779	24.2	(5)
II. Long-term liabilities:								
1. Deferred tax liabilities		94		16,778		96		
2. Liability for retirement benefits		33,671		28,073		31,768		
3. Retirement allowances for directors		1,189		1,375		1,330		
4. Other		3,573		4,531		4,439		
Total long-term liabilities		38,529	5.1	50,759	6.2	37,636	4.8	13,123
Total liabilities		215,676	28.7	242,534	29.7	229,416	29.0	13,118
Equity								
I. Owners' Equity								
1. Common stock		44,985		44,985		44,985		
2. Capital surplus		55,222		55,222		55,222		
3. Retained earnings		447,222		490,806		469,632		
4. Treasury stock		(42,631)		(42,129)		(42,219)		
Total Owners' Equity		504,799	67.2	548,885	67.1	527,620	66.6	21,264
II. Net unrealized gain and translation adjustment:								
1. Net unrealized gain on available-for-sale securities		18,114		12,347		19,859		
2. Deferrd gain/loss on derivatives under hedge accounting		–		91		–		
3. Foreign currency translation adjustments		3,150		2,947		4,984		
Total net unrealized gain and translation adjustments		21,264	2.8	15,385	1.9	24,844	3.1	(9,458)
III. Stock acquisition rights		294	0.0	556	0.1	294	0.0	261
IV. Minority Interests		9,561	1.3	10,279	1.2	9,938	1.3	341
Total equity		535,921	71.3	575,107	70.3	562,698	71.0	12,409
Total liabilities and Equity		751,597	100.0	817,641	100.0	792,114	100.0	25,527

2) SEMIANNUAL CONSOLIDATED STATEMENTS OF INCOME

		April 1, 2006 - September 30, 2006		April 1, 2007 - September 30, 2007		Increase (Decrease)	April 1, 2006 - March 31, 2007	
Account Title	Note	(Millions of Yen)	(%)	(Millions of Yen)	(%)	(Millions of Yen)	(Millions of Yen)	(%)
I. Net sales		319,389	100.0	362,817	100.0	43,428	674,111	100.0
II. Cost of sales		53,268	16.7	54,694	15.1	1,425	109,367	16.2
Gross profit on sales		266,120	83.3	308,123	84.9	42,002	564,744	83.8
Provision for sales returns-net		(51)	(0.0)	(104)	(0.1)	(52)	(64)	(0.0)
Gross profit		266,172	83.3	308,227	85.0	42,055	564,809	83.8
III. Selling, general and administrative expenses		216,529	67.8	251,166	69.3	34,637	459,545	68.2
1. Research and development expenses		52,242	[16.4]	63,844	[17.6]		108,296	[16.1]
2. Selling, general and administrative expenses		164,286		187,321			351,249	
Operating income		49,643	15.5	57,061	15.7	7,418	105,263	15.6
IV. Non-operating income		3,139	1.0	3,348	0.9	209	6,617	1.0
1. Interest income		2,298		2,705			5,120	
2. Dividend income		605		495			966	
3. Equity in earnings of associated companies		-		-			15	
4. Other non-operating income		235		147			515	
V. Non-operating expenses		1,036	0.3	848	0.2	(188)	1,418	0.2
1. Interest expenses		32		57			65	
2. Foreign exchange loss		694		478			729	
3. Equity in loss of associated companies		8		16			-	
4. Sales discount		121		126			254	
5. Other non-operating expenses		180		169			369	
Ordinary Income		51,745	16.2	59,560	16.4	7,815	110,462	16.4
VI. Special gain		262	0.1	2,258	0.6	1,995	1,901	0.3
1. Gain on sales of fixed assets	1	63		44			213	
2.Gain on sales of investment securities		184		2,202			1,657	
3.Other special gain		15		10			30	
VII. Special loss		702	0.2	1,099	0.3	396	2,029	0.3
1.Loss on disposal of fixed assets	2	644		243			1,147	
2.Loss on impairment of long-lived assets	3	45		1			201	
3.Loss on devaluation of work-in-process inventory		—		845			-	
4.Other special loss		12		7			680	
Income before income taxes and minority interests		51,305	16.1	60,719	16.7	9,414	110,334	16.4
Income taxes-current		22,901	7.2	25,350	7.0	2,449	47,711	7.1
Income taxes-deferred		(4,389)	(1.4)	(4,391)	(1.2)	(1)	(8,513)	(1.3)
Minority interests in net income		284	0.1	409	0.1	124	522	0.1
Net income		32,509	10.2	39,351	10.8	6,842	70,614	10.5

3) SEMIANNUAL CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Consolidated Semiannual Statement of Changes in Equity (April 1 to September 30, 2006) (Unit : Millions of Yen)

	Owners' Equity					Net unrealized gain and translation adjustments			Stock acquisition Rights	Minority Interests	Equity (Total)
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total Owners' Equity	Net unrealized gain on available-for-sale securities	Foreign currency translation adjustments	Total			
Balance as of March 31,2006	44,985	55,222	429,025	(31,913)	497,320	20,327	1,567	21,895	–	9,296	528,512
Changes in items during the period											
Dividends			(14,293)		(14,293)						(14,293)
Net income			32,509		32,509						32,509
Disposal s of treasury stock			(18)	401	382						382
Acquisition of treasury stock				(11,119)	(11,119)						(11,119)
Changes in other items during the period (Net)						(2,213)	1,582	(630)	294	265	(70)
Changes in items during the period (Total)	–	–	18,197	(10,717)	7,479	(2,213)	1,582	(630)	294	265	7,409
Balance as of Sep. 30, 2006	44,985	55,222	447,222	(42,631)	504,799	18,114	3,150	21,264	294	9,561	535,921

Consolidated Semiannual Statement of Changes in Equity (April 1 to September 30, 2007) (Unit : Millions of Yen)

	Owners' Equity					Net unrealized gain and translation adjustments				Stock acquisition Rights	Minority Interests	Equity (Total)
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total Owners' Equity	Net unrealized gain on available-for-sale securities	Deferred hedge gains and losses	Foreign currency translation adjustments	Total			
Balance as of March 31,2007	44,985	55,222	469,632	(42,219)	527,620	19,859	–	4,984	24,844	294	9,938	562,698
Changes in items during the period												
Dividends			(18,468)		(18,468)							(18,468)
Net income			39,351		39,351							39,351
Disposal of treasury stock			(3)	148	145							145
Acquisition of treasury stock				(57)	(57)							(57)
Other			294		294							294
Changes in other items during the period (Net)						(7,512)	91	(2,036)	(9,458)	261	341	(8,855)
Changes in items during the period (Total)	–	–	21,174	90	21,264	(7,512)	91	(2,036)	(9,458)	261	341	12,409
Balance as of Sep. 30, 2007	44,985	55,222	490,806	(42,129)	548,885	12,347	91	2,947	15,385	556	10,279	575,107

Semiannual Consolidated Statement of Changes in Equity (April 1, 2006 to March 31, 2007) (Unit : Millions of Yen)

	Owners' Equity					Net unrealized gain and translation adjustments			Stock acquisition Rights	Minority Interests	Equity (Total)
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total Owners' Equity	Net unrealized gain on available-for-sale securities	Foreign currency translation adjustments	Total			
Balance as of March 31,2006	44,985	55,222	429,025	(31,913)	497,320	20,327	1,567	21,895	–	9,296	528,512
Changes in items during the period											
Dividends*1			(14,293)		(14,293)						(14,293)
Dividends*2			(15,619)		(15,619)						(15,619)
Net income			70,614		70,614						70,614
Disposal of treasury stock			(94)	887	793						793
Acquisition of treasury stock				(11,194)	(11,194)						(11,194)
Changes in other items during the period (Net)						(467)	3,416	2,948	294	642	3,885
Changes in items during the period (Total)	–	–	40,606	(10,306)	30,300	(467)	3,416	2,948	294	642	34,186
Balance as of March 31, 2007	44,985	55,222	469,632	(42,219)	527,620	19,859	4,984	24,844	294	9,938	562,698

*1 Approved at the Board of directors' meeting in May, 2006.
*2 Approved at the Board of directors' meeting in October, 2006.

4) SEMIANNUAL CONSOLIDATED STATEMENTS OF CASH FLOWS (April 1-September 30, 2007)

		April 1, 2006 - Sep. 30, 2006	April 1, 2007 - Sep. 30, 2007	Increase/ (Decrease)	April 1, 2006 - March 31, 2007
Account Title	Note	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
I. Operating activities:					
1. Income before income taxes and minority interests		51,305	60,719		110,334
2. Depreciation and amortization		12,278	15,364		26,802
3. Loss on impairment of long-lived assets		45	1		201
4. Increase (Decrease) in allowance for doubtful accounts		(11)	17		(16)
5. Interest and dividend income		(2,903)	(3,200)		(6,086)
6. Interest expenses		32	57		65
7. Equity in earnings		8	16		(15)
8. Loss on sales and disposal of fixed assets		580	199		934
9. Gain on sales of securities		(184)	(2,202)		(1,657)
10. Loss on devaluation of securities		12	5		12
11. Increase in notes and accounts receivables-trade		(4,600)	(4,515)		(11,807)
12. Increase in inventories		(3,228)	(865)		(5,481)
13. Decrease in notes and accounts payable-trade		(3,758)	(2,211)		(6,312)
14. Increase in other current liabilities		5,376	4,787		10,419
15. Increase (Decrease) in reserve for sales rebates		2,338	(351)		7,040
16. Decrease in liability for retirement benefits		(1,921)	(3,694)		(3,830)
17. Other-net		4,377	(1,081)		3,780
Sub-total		59,747	63,045		124,383
18. Interest and dividends received		2,697	3,141		5,855
19. Interest paid		(55)	(52)		(101)
20. Income taxes-paid		(25,773)	(24,404)		(48,948)
Net cash provided by operating activities		36,615	41,730	5,114	81,188
II. Investing activities:					
1. Purchases of short-term investments		(149)	(635)		(215)
2. Proceeds from sales and maturities of short-term investments		5,532	1,453		10,220
3. Purchases of property, plant and equipment		(11,635)	(16,443)		(22,549)
4. Proceeds from sales of property, plant and equipment		86	102		301
5. Purchases of intangible assets		(2,650)	(7,558)		(6,009)
6. Purchases of investment securities		(13,791)	(12)		(20,150)
7. Proceeds from sales and redemptions of investment securities		2,380	10,615		8,259
8. Payment for acquisition of a company		-	(39,166)		—
9. Payment for acquisition of business		-	—		(24,279)
10. Net decrease in time deposits (exceeding 3 months)		(367)	(35)		(152)
11. Other-net		(610)	(943)		(635)
Net cash used in investing activities		(21,205)	(52,625)	(31,419)	(55,212)
III. Financing activities:					
1. Net decrease in short-term borrowings		(3)	(245)		(188)
2. Purchase of treasury stock		(11,060)	—		(11,060)
3. Dividends paid		(14,293)	(18,468)		(29,913)
4. Dividends paid to minority shareholders		(48)	(60)		(48)
5. Other-net		289	(2)		589
Net cash used in financing activities		(25,116)	(18,776)	6,339	(40,620)
IV. Foreign currency translation adjustments on cash and cash equivalents		1,406	(469)	(1,875)	2,456
V. Net decrease in cash and cash equivalents		(8,299)	(30,140)	(21,840)	(12,188)
VI. Cash and cash equivalents at beginning of period		183,278	171,090	(12,188)	183,278
VII. Cash and cash equivalents at end of period	*1	174,979	140,950	(34,028)	171,090

BASIS OF PRESENTING SEMIANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Item	April 1, 2006- September 30, 2006	**April 1, 2007- September 30, 2007**	April 1, 2006- March 31, 2007
1. Scope of Consolidation	Consolidated subsidiaries: 41 Companies Major subsidiaries: Sanko Junyaku Co., Ltd. Sannova Co., Ltd. Eisai Research Institute of Boston Inc. Eisai Inc. Eisai R&D Management Co., Ltd. and Eisai (Singapore) Pte. Ltd. were newly established and consolidated during the interim period. Eisai Pharma-Chem Europe Ltd. was liquidated and excluded from the consolidated subsidiaries during the interim period.	Consolidated subsidiaries: 46 Companies Major subsidiaries: Sanko Junyaku Co., Ltd. Sannova Co., Ltd. Morphotek, Inc. Eisai Inc. Eisai Research Institute of Boston Inc. Eisai SA/NV was newly established and consolidated during the period. During the period, MAB Acquisition Corporation merged with Morphotec, Inc. which became a surviving company.	Consolidated subsidiaries: 45 Companies Major subsidiaries: Sanko Junyaku Co., Ltd. Sannova Co., Ltd. Eisai Inc. Eisai Research Institute of Boston Inc. Following seven companies were newly established and consolidated during the period. Eisai R&D Management Co., Ltd., Eisai (Singapore) Pte. Ltd. Eisai Clinical Research Singapore Pte.Ltd. EF-Eisai Farmaceutica, Unipessoal Lda. Eisai Manufacturing Ltd. MAB Acquisition Corporation Eisai Pharmatechnology & Manufacturing Pte. Ltd. Eisai Pharma-Chem Europe Ltd. and Eisai U.S.A. Inc. have been dissolved during the period.
2. Number of Companies Accounted for by the Equity Method	Associated companies: 1 Company (Bracco-Eisai Co., Ltd) Eisai-Novartis Verwaltungs GmbH was merged into Eisai GmbH, one of the consolidated subsidiaries, during the interim period and excluded from the associated companies accounted for by the equity method.	Associated companies: 1 Company (Bracco-Eisai Co., Ltd.)	Associated companies: 1 Company (Bracco-Eisai Co., Ltd.) Eisai-Novartis Verwaltungs GmbH was merged into Eisai GmbH, one of the consolidated subsidiaries, during the period.
3. Items Related to the Closing Date of Consolidated Subsidiaries	The closing date of Eisai China Inc. is June 30. In preparing the semiannual consolidated financial statements, the interim financial statements as of June 30 are used for Eisai China Inc., and necessary adjustments are made in consolidation for significant transactions occurring between that date and the interim closing date.	The closing date of Eisai China Inc. is June 30. In preparing the semiannual consolidated financial statements, the interim financial statements as of June 30 are used for Eisai China Inc.	The closing date of Eisai China Inc. is December 31. In preparing the consolidated financial statements, the financial statements as of December 31 are used for Eisai China Inc. However, this adjustment does not have a material effect on the financial statements.

Item	April 1, 2006- September 30, 2006	**April 1, 2007- September 30, 2007**	April 1, 2006- March 31, 2007
4. Accounting Policies and Methods	1. Measurement and valuation for significant assets (1) Securities: Held-to-maturity debt securities: Stated at amortized cost. (Straight-line method) Available-for-sale securities: Marketable securities: Stated at fair value at the interim balance sheet date with unrealized gain and loss, net of applicable taxes, reported in a separate component of equity. The cost of securities sold is determined by the moving-average method. Non-marketable securities: Stated at cost determined by the moving-average method. (2) Derivatives: Stated at fair value (3) Inventories: Merchandise and finished products, work-in-process products, raw materials, and supplies are stated at cost substantially determined by average method for the Parent Company and the Japanese consolidated subsidiaries, and at lower of cost or market method determined by the first-in, first-out method for the foreign consolidated subsidiaries. 2. Depreciation of significant depreciable assets (1) Property, plant and equipment: Depreciation of property, plant and equipment of the Parent Company and its domestic subsidiaries is computed substantially by the declining-balance method. Estimated useful lives of the assets are as follows, Buildings: 15 to 50 years Machinery and equipment: 6 to 7 years In the foreign consolidated subsidiaries, the straight-line method based on each local accounting standard is principally applied. (2) Intangible assets: Intangible assets are stated at cost less accumulated amortization, which is computed by the straight-line method. Amortization for software for internal use is computed by the straight-line method over estimated useful life (mainly five years).	1. Measurement and valuation for significant assets (1) Securities: Same as the left (2) Derivatives: Same as the left (3) Inventories: Same as the left 2. Depreciation of significant depreciable assets (1) Property, plant and equipment: Same as the left (2) Intangible assets: Intangible assets are stated at cost less accumulated amortization, which is computed by the straight-line method. Sales rights 5 to 10 years Core technology 20 years Software for internal use mainly five years	2. Measurement and valuation for significant assets (1) Securities: Held-to-maturity debt securities: Stated at amortized cost. (Straight-line method) Available-for-sale securities: Marketable securities: Stated at fair value at the balance sheet date with unrealized gain and loss, net of applicable taxes, reported in a separate component of equity. The cost of securities sold is determined by the moving-average method. Non-marketable securities: Stated at cost determined by the moving-average method. (2) Derivatives: Same as the left (3) Inventories: Same as the left 2. Depreciation of significant depreciable assets (1) Property, plant and equipment: Same as the left (3) Intangible assets: Intangible assets are stated at cost less accumulated amortization, which is computed by the straight-line method. Sales rights 5 to 10 years Software for internal use mainly five years

Item	April 1, 2006- September 30, 2006	**April 1, 2007- September 30, 2007**	April 1, 2006- March 31, 2007
	3. Accounting for certain allowances and reserves (1) Allowance for doubtful accounts: To prepare for potential loss of accounts receivable, loans and others, allowance for doubtful receivables/ accounts are provided at amounts determined on the bases of the Parent Company's past credit loss experience and evaluation of potential losses in receivables outstanding.	3. Accounting for certain allowances and reserves (1) Allowance for doubtful accounts: Same as the left	3. Accounting for certain allowances and reserves (1) Allowance for doubtful accounts: Same as the left
	(2) Reserve for sales rebates: Certain consolidated subsidiaries calculate the reserves, by multiplying an amount of related sales by an estimated percentage of rebates.	(2) Reserve for sales rebates: Same as the left	(2) Reserve for sales rebates: Certain consolidated subsidiaries calculate the reserves, by multiplying an amount of related sales by an estimated percentage of rebates.
	(3) Other reserves: The Parent Company and its domestic consolidated subsidiaries account for following reserves. As their impacts on the interim balance sheet are immaterial, they are presented as "Other reserves" collectively.	(3) Other reserves: Same as the left	(3) Other reserves: The Parent Company and its domestic consolidated subsidiaries account for following reserves. As their impacts on the balance sheet are immaterial, they are stated as "Other reserves" collectively.
	a) Reserve for sales returns: To prepare for possible sales return losses incurred after the interim balance sheet date, the reserve is provided at an amount calculated by multiplying the amount of trade receivable at the interim balance sheet date by the average of return ratio of goods sold over the previous 18 months and the profit ratio of the interim period.	a) Reserve for sales returns: Same as the left	a) Reserve for sales returns: To prepare for possible sales return losses incurred after the balance sheet date, the reserve is provided at an amount calculated by multiplying the amount of trade receivable at the balance sheet date by the average of return ratio of goods sold over the previous two fiscal years and the profit ratio of the period.
	b) Reserve for disposal of goods returns: To prepare for possible losses on disposal of goods returns after the interim balance sheet date, the reserve is provided at an amount calculated by multiplying the amount of trade receivable-trade at the interim balance sheet date by the average of returns ratio of goods sold and the average disposal ratio of goods returned over the previous 18 months.	b) Reserve for loss on disposal of goods returns: Same as the left	b) Reserve for disposal of goods returns: To prepare for possible losses on disposal of goods returns after the balance sheet date, the reserve is provided at an amount calculated by multiplying the amount of trade receivable-trade at the balance sheet date by the average of returns ratio of goods sold and the average disposal ratio of goods returned over the previous two fiscal years.
	(4) Liability for retirement benefits:	(4) Liability for retirement benefits:	(4) Liability for retirement benefits:

Item	April 1, 2006- September 30, 2006	April 1, 2007- September 30, 2007	April 1, 2006- March 31, 2007
	To cover retirement benefits to the employees, the Parent Company and certain consolidated subsidiaries provide for liability for retirement benefits at an amount to be prepared as of the interim balance sheet date, which is derived from the projected benefit obligations and estimated plan assets at the end of the interim period. The unrecognized prior service costs of the Parent Company and certain subsidiaries are being amortized over five years and recognized as operating expenses in the statements of income. The unrecognized actuarial gain/loss of the Parent Company and certain domestic consolidated subsidiaries is being amortized over five years by the straight-line method and amortization of the unrecognized actuarial gain/loss is recognized as operating expenses in the statements of income starting from the period following the period during which each gain/loss occurred. (5) Retirement allowances for directors: The Parent Company and certain consolidated subsidiaries provide a reserve for retirement allowances for directors, executive officers and corporate auditors in required amounts calculated based on the bylaw. 4. Methods for translation of significant assets and liabilities denominated in foreign currencies: Monetary receivables and payables denominated in foreign currencies are translated into Yen at the current exchange rates at the interim balance sheet date. The foreign exchange gain and loss from translation are recognized in the statements of income. Assets and liabilities of the foreign consolidated subsidiaries are translated into Yen at the current rate as of the interim balance sheet date, profit and loss accounts thereof are translated into Yen at the average rates of the interim period and differences arising from such translation are included in the foreign currency translation adjustments account and the minority interests account in the equity.	Same as the left (5) Retirement allowances for directors: Same as the left 4. Methods for translation of significant assets and liabilities denominated in foreign currencies: Monetary receivables and payables denominated in foreign currencies are translated into Yen at the current exchange rates at the interim balance sheet date. The foreign exchange gain and loss from translation are recognized in the statements of income. Assets and liabilities of the foreign consolidated subsidiaries are translated into Yen at the current rate as of the interim balance sheet date (Sept. 30 for all subsidiaries), profit and loss accounts thereof are translated into Yen at the average rates of the interim period and differences arising from such translation are included in the foreign currency translation adjustments account and the minority interests account in the equity.	To cover retirement benefits to the employees, the Parent Company and certain consolidated subsidiaries provide for liability for retirement benefits at an amount to be prepared as of the balance sheet date, which is derived from the projected benefit obligations and estimated plan assets at the end of the period. The unrecognized prior service costs of the Parent Company and certain subsidiaries are being amortized over five years and recognized as operating expenses in the statements of income. The unrecognized actuarial gain/loss of the Parent Company and certain domestic consolidated subsidiaries is being amortized over five years by the straight-line method and amortization of the unrecognized actuarial gain/loss is recognized as operating expenses in the statements of income starting from the period following the period during which each gain/loss occurred. (5) Retirement allowances for directors: Same as the left 4. Methods for translation of significant assets and liabilities denominated in foreign currencies: Monetary receivables and payables denominated in foreign currencies are translated into Yen at the current exchange rates at the balance sheet date. The foreign exchange gain and loss from translation are recognized in the statements of income. Assets and liabilities of the foreign consolidated subsidiaries are translated into Yen at the current rate as of the balance sheet date, profit and loss accounts thereof are translated into Yen at the average rates of the period and differences arising from such translation are included in the foreign currency translation adjustments account and the minority interests account in the equity.

Item	April 1, 2006- September 30, 2006	**April 1, 2007- September 30, 2007**	April 1, 2006- March 31, 2007
	5. Accounting for significant lease transactions The Parent Company and the Japanese subsidiaries accounted for finance lease transactions other than those under which ownership is transferred to the lessee in accordance with the accounting treatment of operating leases. Finance leases of the foreign consolidated subsidiaries are principally capitalized.	5. Accounting for significant lease transactions Same as the left	5. Accounting for significant lease transactions Same as the left
	6. Accounting for significant hedges (1) Hedge method: The Parent Company and certain subsidiaries measured derivatives used for hedging purposes at fair market value and unrealized gain or loss on derivatives are deferred until maturity of the hedged transactions. If the forward contracts qualify for hedge accounting, trade receivables and payables denominated in foreign currencies are translated into the contracted rates.	6. Accounting for significant hedges (1) Hedge method: Same as the left	6. Accounting for significant hedges (1) Hedge method: Same as the left
	(2) Hedging instruments and hedged items: (a) Hedging instruments: Foreign currency forward contracts (b) Hedged items: Trade receivables and payables including committed transactions denominated in foreign currencies	(2) Hedging instruments and hedged items: Same as the left	(2) Hedging instruments and hedged items: Same as the left
	(3) Hedging policy: The Parent Company and certain subsidiaries use hedged transactions, in the ordinary course of business, to reduce the exposure to fluctuations in foreign currency exchange rates. Hedged transactions used by the companies have been made in accordance with internal policy.	(3) Hedging policy: Same as the left	(3) Hedging policy: Same as the left
	(4) Method for assessment of effectiveness of hedging: As for the Parent Company and certain subsidiaries, foreign currency forward contracts assigned to the associated receivables and payables have the same terms and denominations as the corresponding receivables and payables and the contract amounts will not exceed those of the corresponding assets and liabilities. As a result, high correlation and effectiveness between the hedging instruments and the hedged items are maintained against fluctuations in foreign exchange rate so that assessment of effectiveness is not performed.	(4) Method for assessment of effectiveness of hedging: Same as the left	(4) Method for assessment of effectiveness of hedging: Same as the left

Item	April 1, 2006- September 30, 2006	**April 1, 2007- September 30, 2007**	April 1, 2006- March 31, 2007
	7. Other basis of presenting semiannual consolidated financial statements: Accounting for consumption tax: Both the Parent Company and subsidiaries exclude consumption taxes and local consumption taxes from revenues and expenses.	7. Other basis of presenting semiannual consolidated financial statements: Accounting for consumption tax: Same as the left	7. Other basis of presenting consolidated financial statements: Accounting for consumption tax: Same as the left
5. Amortization of Goodwill and Negative Goodwill	————————	Goodwill and negative goodwill are amortized from the year of acquisition over a period of five years. Certain subsidiaries amortized goodwill and negative goodwill in accordance with the local GAAP.	Same as the left
6. Scope of Cash and Cash Equivalents in the Consolidated Statements of Cash Flows	Cash and cash equivalents in the interim consolidated statements of cash flows comprise cash on hand, demand deposits, and short-term investments that are readily convertible into cash, that are exposed to insignificant risk of changes in value, all of which mature or become due within three months from the date of acquisition.	Same as the left	Cash and cash equivalents in the consolidated statements of cash flows comprise cash on hand, demand deposits, and short-term investments that are readily convertible into cash, that are exposed to insignificant risk of changes in value, all of which mature or become due within three months from the date of acquisition.

ACCOUNTING CHANGES

April 1, 2006- September 30, 2006	**April 1, 2007- September 30, 2007**	April 1, 2006- March 31, 2007
(Presentation of Equity) On December 9, 2005, the Accounting Standards Board of Japan (the "ASBJ") published a new accounting standard and related guidance for presentation of equity. The new standard (the ASBJ Statement No.5) and the related guidance (the ASBJ Guidance No.8) are applied from April 1, 2006. The shareholders' equity amounted to 526,064 million based on the former regulation. The Equity at the interim balance sheet date is presented in accordance with the modification of the Regulations Concerning Semiannual Consolidated Financial Statements.	――――	(Presentation of Equity) On December 9, 2005, the Accounting Standards Board of Japan (the "ASBJ") published a new accounting standard and related guidance for presentation of equity. The new standard (the ASBJ Statement No.5) and the related guidance (the ASBJ Guidance No.8) are applied. The shareholders' equity amounted to 552,464 million based on the former regulation. The Equity at the balance sheet date is presented in accordance with the modification of the Regulations Concerning Consolidated Financial Statements.
(Standard for stock acquisition rights) On December 27, 2005, the ASBJ issued "Accounting Standard for Stock Acquisition Rights and related guidance." The new standard and guidance are applicable to stock options newly granted on and after May 31, 2006. Due to the adoption of the new standards, the amount of operating income, ordinary income and income before income taxes and minority interests decreased by 294 million.	――――	(Standard for stock acquisition rights) On December 27, 2005, the ASBJ issued "Accounting Standard for Stock Acquisition Rights and related guidance." The new standard and guidance are applicable to stock options newly granted on and after May 31, 2006. Due to the adoption of the new standards, the amount of operating income, ordinary income and income before income taxes and minority interests decreased by 294 million.

CHANGES IN REPRESENTATION

April 1, 2006- September 30, 2006	**April 1, 2007- September 30, 2007**
———	(Consolidated Semiannual Balance Sheets) As the amount of "Sales rights" included in the intangible assets in the previous period exceeded 5% of total assets, it was separately treated and presented in an independent account title. The reported amount as "Sales rights" was ¥28,528 million in the previous interim period.
(Consolidated Semiannual Statements of Income) As the amount of "Depreciation" in the non-operating expenses, separately treated and presented in a separate account in the previous interim period, was ¥38 million in the current interim period, accounting for less than or equal to 10% of total non-operating expenses, it was included in "Other non-operating expenses."	———
(Consolidated Statements of Cash Flows) The amount of cash flow related to retirement benefit, included in "Provision for liability for retirement benefits" and "Others" in the component of operating cash flows in the previous interim period, was presented as "Increase (Decrease) in liability for retirement benefits in the current interim period." The amount of "Increase in liability for retirement benefits" in the operating cash flows in the previous interim period was ¥1,641 million.	———

NOTES TO THE SEMIANNUAL CONSOLIDATED BALANCE SHEETS

September 30, 2006

*1. Accumulated depreciation of property, plant, and equipment is ¥194,057 million.
Accumulated depreciation includes the accumulated loss on impairment of long-lived assets.

2. Contingent liabilities:
The Parent Company cosigns following debts:

Warrantee	Item	Yen (mil.)
Employees	Housing loans	113

*3. ¥412 million was deducted from acquisition costs of property, plant and equipment at the interim balance sheet date due to government subsidies. Details of the reduction entries are as follows:

Buildings and structures	¥19 mil.
Machinery ,equipment and vehicles	¥166 mil.
Others	¥226 mil.

*4. The notes at maturity are regarded as settled on the clearance date.
Since the interim balance sheet date was a bank holiday, the notes at maturity on the interim balance sheet date were included in the balance of the related account as follows,
Notes receivable-trade ¥236 mil.

September 30, 2007

*1. Accumulated depreciation of property, plant, and equipment is ¥204,298 million.
Accumulated depreciation includes accumulated loss on impairment of long-lived assets.

2. Contingent liabilities:
―――――

*3. ―――――

*4. The notes at maturity are regarded as settled on the clearance date.
Since the interim balance sheet date was a bank holiday, the notes at maturity on the interim balance sheet date were included in the balance of the related account as follows,
Notes receivable-trade ¥204 mil.

March 31, 2007

*1. Accumulated depreciation of property, plant, and equipment is ¥198,334 million.
Accumulated depreciation includes the accumulated loss on impairment of long-lived assets.

2. Contingent liabilities:
The Parent Company cosigns following debts:

Warrantee	Item	Yen (mil.)
Employees	Housing loans	110

*3. ―――――

*4. The notes at maturity are regarded as settled on the clearance date.
Since the balance sheet date was a bank holiday, the notes at maturity on the balance sheet date were included in the balance of the related account as follows,
Notes receivable-trade ¥224 mil.

NOTES TO THE SEMIANNUAL CONSOLIDATED STATEMENTS OF INCOME

April 1, 2006- September 30, 2006

*1. The main content of gain on sales of fixed assets is as follows:
Land ¥56mil.

*2. The main contents of loss on disposal of fixed assets are as follows:
Intangible assets other (Software and others) ¥389 mil.
Buildings and structures ¥164 mil.

*3. Loss on impairment of long-lived assets
The Parent Company and the subsidiaries classify their business property to be held and used for business operations into asset groups on the basis of business segments whose profitability the consolidated group is consistently monitoring. In addition, leased assets, idle assets and sales rights are grouped individually. For the interim period, the Parent Company and the subsidiaries booked an impairment loss on the following asset groups:

Function	Asset Type	Status
Business properties	Intangible assets (Software)	Toshima-ku, Tokyo
Leased assets	Property, plant and equipment (Others)	Chiyoda-ku, Tokyo
Idle assets	Machinery, equipment and vehicles	Misato-machi, Saitama and others Kagamihara-shi Gifu

As the business properties and the lease assets decreased in profitability and the future cash flow was less than the carrying amounts, a loss on impairment of long-lived assets has been recognized by write-down of their carrying amount to a recoverable amount.
As the idle assets significantly decreased in market value, a loss on impairment has been recognized by write-down of the book value to a recoverable amount as well.
The total loss on impairment of long-lived assets for the interim period amounted to ¥ 45 million. The contents of impairment are those of machinery, equipment and vehicles of ¥31 million and others.
The recoverable amounts of asset groups are measured by value in use (discount rate: 5.0 - 6.0%) or net

April 1, 2007- September 30, 2007

*1. The main content of gain on sales of fixed assets is as follows:
Land ¥33 mil.

*2. The main contents of loss on disposal of fixed assets are as follows:
Buildings and structures ¥93 mil.
Machinery, equipment and vehicles ¥100 mil.

*3. Loss on impairment of long-lived assets
The consolidated group classifies its business property to be held and used for business operations into asset groups on the basis of business segments whose profitability the consolidated group is consistently monitoring. In addition, leased assets, idle assets and sales rights are grouped individually. For the interim period, the consolidated group booked an impairment loss on the following asset groups:

Function	Asset Type	Status
Leased assets	Property, plant and equipment (Others)	Chiyoda-ku, Tokyo
Idle assets	Machinery, equipment and vehicles	Misato-machi, Saitama and others

As the lease assets decreased in profitability and the future cash flow was less than the carrying amount, a loss on impairment of long-lived assets has been recognized by write-down of their carrying amount to a recoverable amount.
As the idle assets significantly decreased in market value, a loss on impairment has been recognized by write-down of the book value to a recoverable amount as well.
The total loss on impairment of long-lived assets for the interim period amounted to ¥1 million, which was mainly composed of Machinery, Equipment and vehicles of ¥1 million.
The recoverable amount of asset groups is measured by value in use (discount rate: 6%) or net realizable value. Net realizable value is based on reasonable estimates, either real estates appraised value by a third-party or the assessed value of property for tax purposes.

April 1, 2006- March 31, 2007

*1. The main content of gain on sales of fixed assets is as follows:
Land ¥199 mil.

*2. The main contents of loss on disposal of fixed assets are as follows:
Buildings and structures ¥470 mil.
Property, plant and equipment other (Tools, furniture and fixtures) ¥146 mil.
Intangible assets other (Software) ¥352 mil.

*3. Loss on impairment of long-lived assets
The consolidated group classifies its business property to be held and used for business operations into asset groups on the basis of business segments whose profitability the consolidated group is consistently monitoring. In addition, leased assets, idle assets and sales rights are grouped individually. For the period, the consolidated group booked an impairment loss on the following asset groups:

Function	Asset Type	Status
Business properties	Intangible assets (Other), etc.	Toshima-ku, Tokyo France
Leased assets	Property, plant and equipment (Other)	Chiyoda-ku, Tokyo
Idle assets	Investments and other assets	Echizen-machi, Fukui and others
	Machinery, equipment and vehicles	Misato-machi Saitama Kagamihara-shi, Gifu

As the business properties and the lease assets decreased in profitability and the future cash flow was less than the carrying amount, a loss on impairment of long-lived assets has been recognized by write-down of their carrying amount to a recoverable amount.
As the idle assets significantly decreased in market value, a loss on impairment has been recognized by write-down of the book value to a recoverable amount as well.
The total loss on impairment of long-lived assets for the period amounted to ¥ 201 million. The contents of impairment are Intangible assets (Other intangible assets) of ¥ 101 million, Investments and other assets of ¥42 million and Machinery, Equipment and vehicles of ¥36 million.
The recoverable amount of asset groups

April 1, 2006- September 30, 2006	**April 1, 2007- September 30, 2007**	April 1, 2006- March 31, 2007
realizable value. Net realizable value is based on reasonable estimates, either real estates appraised value by a third-party or the assessed value of property for tax purposes.		is measured by value in use (discount rate: 5 - 8%) or net realizable value. Net realizable value is based on reasonable estimates, either real estates appraised value by a third-party or the assessed value of property for tax purposes.

NOTES TO THE SEMIANNUAL STATEMENT OF CHANGES IN EQUITY

April 1, 2006-September 30, 2006

1. Types and number of stock issued and treasury stock

(thousand of shares)

	Stock issued	Treasury stock
Type of stock	Common stock	Common stock
Number of shares at the end of the previous period	296,566	10,692
Increase	–	2,011
Decrease	–	134
Number of shares at the end of the interim period	296,566	12,568

(Note 1) The increase in treasury stock (common stock) is composed of the purchase of 2,000 thousand shares of treasury stock, which was resolved by the Board of Directors held on July 31, 2006, and the purchase of 11 thousand of fractional shares.
(Note 2) The decrease in treasury stock (common stock) was caused by exercises of stock options.

2. Stock acquisition rights and stock acquisition rights held by an issuing company (Millions of Yen)

Classification	Content of stock acquisition rights	Balance on the interim sheet date
Eisai Co., Ltd.	Stock acquisition rights as a stock option	294

3. Dividends
(1) Dividends paid during the current interim period
The following was resolved by the Board of Directors held on May 16, 2006.
a) Total amount of the dividends in cash paid ¥14,293 mil.
b) Cash dividends per share ¥50.00
c) Record date March 31, 2006
d) Effective date May 30, 2006

April 1, 2007-September 30, 2007

1.Types and number of stock issued and treasury stock

(thousand of shares)

	Stock issued	Treasury stock
Type of stock	Common stock	Common stock
Number of shares at the end of the previous period	296,566	12,437
Increase	–	10
Decrease	–	43
Number of shares at the end of the interim period	296,566	12,404

(Note 1) The increase in treasury stock (common stock) was due to the purchase of fractional shares.
(Note 2) The decrease in treasury stock (common stock) was caused by exercises of stock options.

2.Stock acquisition rights and stock acquisition rights held by an issuing company (Millions of Yen)

Classification	Content of stock acquisition rights	Balance on the interim sheet date
Eisai Co., Ltd.	Stock acquisition rights as a stock option	556

3.Dividends
(1)Dividends paid during the current interim period
The following was resolved by the Board of Directors held on May 15, 2007.
a) Total amount of the dividends in cash paid ¥18,468 mil.
b) Cash dividends per share ¥65.00
c) Record date March 31, 2007
d) Effective date May 28, 2007

April 1, 2006-March 31, 2007

1.Types and number of stock issued and treasury stock

(thousand of shares)

	Stock issued	Treasury stock
Type of stock	Common stock	Common stock
Number of shares at the end of the previous period	296,566	10,692
Increase	–	2,023
Decrease	–	277
Number of shares at the end of the period	296,566	12,437

(Note 1) The increase in treasury stock (common stock) is composed of the purchase of 2,000 thousand shares of treasury stock, which was resolved by the Board of Directors held on July 31, 2006, and the purchase of 23 thousand of fractional shares.
(Note 2) The decrease in treasury stock (common stock) was caused by exercises of stock options.

2.Stock acquisition rights and stock acquisition rights held by an issuing company (Millions of Yen)

Classification	Content of stock acquisition rights	Balance on the balance sheet date
Eisai Co., Ltd.	Stock acquisition rights as a stock option	294

3.Dividends
(1)Dividends paid during the current period
The following was resolved by the Board of Directors held on May 16, 2006.
a) Total amount of the dividends in cash paid ¥14,293 mil.
b) Cash dividends per share ¥50.00
c) Record date March 31, 2006
d) Effective date May 30, 2006

The following was determined by the Board of Directors held on October 31, 2006.
a) Total amount of the dividends in cash paid ¥15,619 mil.
b) Cash dividends per share ¥55.00
c) Record date September 30, 2006
d) Effective date November 22, 2006

April 1, 2006- September 30, 2006	**April 1, 2007-** **September 30, 2007**	April 1, 2006- March 31, 2007
(2) Dividends to be paid after the interim balance sheet date, but the record date for the payment of dividends belongs to the interim period. The following was determined in the Board of Directors held on October 31, 2006. a) Total amount of the dividends in cash paid ¥15,619 mil. b) Resource of the dividends to be paid Retained earnings c) Cash dividends per share ¥55.00 d) Record date September 30, 2006 e) Effective date November 22, 2006	(2) Dividends to be paid after the interim balance sheet date, but the record date for the payment of dividends belongs to the interim period. The following was determined in the Board of Directors meeting in October 30, 2007. a) Total amount of the dividends in cash paid ¥18,470 mil. b) Resource of the dividends to be paid Retained earnings c) Cash dividends per share ¥65.00 d) Record date September 30, 2007 e) Effective date November 20, 2007	(2) Dividends to be paid after the balance sheet date, but the record date for the payment of dividends belongs to the interim period. The following was determined in the Board of Directors meeting in May 15, 2007. a) Total amount of the dividends in cash paid ¥18,468 mil. b) Resource of the dividends to be paid Retained earnings c) Cash dividends per share ¥65.00 d) Record date March 31, 2007 e) Effective date May 28, 2007

NOTES TO THE SEMIANNUAL CONSOLIDATED STATEMENTS OF CASH FLOWS

April 1, 2006- September 30, 2006	**April 1, 2007- September 30, 2007**	April 1, 2006- March 31, 2007
(1)Reconciliation between the amount of cash and cash equivalents and that of the related accounts shown in the interim consolidated balance sheet at the interim balance sheet date. Cash and cash in bank ¥74,426 mil. Short-term investments ¥107,868 mil. Other current assets ¥11,527 mil. Total ¥193,822 mil. Time deposits whose maturities exceed three months (¥2,191 mil.) Bonds whose maturities exceed three months (¥6,123 mil.) Other current assets other than cash and cash equivalents (¥10,527 mil.) Cash and cash equivalents ¥174,979 mil.	(1)Reconciliation between the amount of cash and cash equivalents and that of the related accounts shown in the interim consolidated balance sheet at the interim balance sheet date. Cash and cash in bank ¥66,915 mil. Short-term investments ¥84,568 mil. Total ¥151,483 mil. Time deposits whose maturities exceed three months (¥2,183 mil.) Bonds whose maturities exceed three months (¥8,349 mil.) Cash and cash equivalents ¥140,950 mil.	(1)Reconciliation between the amount of cash and cash equivalents and that of the related accounts shown in the consolidated balance sheet at the balance sheet date. Cash and cash in bank ¥89,775 mil. Short-term investments ¥90,279 mil. Total ¥180,054 mil. Time deposits whose maturities exceed three months (¥2,133 mil.) Bonds whose maturities exceed three months (¥6,830 mil.) Cash and cash equivalents ¥171,090 mil.

5) SEGMENT INFORMATION

1. Business Segment Information

1) For the semiannual period ended September 30, 2006 (Millions of Yen)

	Pharma-ceuticals	Other	Total	Eliminations and Corporate	Consolidated
Sales					
(1) Sales to external customers	308,866	10,523	319,389	–	319,389
(2) Intersegment sales	118	8,673	8,792	(8,792)	–
Total sales	308,984	19,196	328,181	(8,792)	319,389
Operating expenses	258,269	18,256	276,526	(6,780)	269,746
Operating income	50,714	940	51,655	(2,011)	49,643

2) For the smiannual period ended September 30, 2007 (Millions of Yen)

	Pharma-ceuticals	Other	Total	Eliminations and Corporate	Consolidated
Sales					
(1) Sales to external customers	351,449	11,368	362,817	–	362,817
(2) Intersegment sales	95	9,215	9,310	(9,310)	–
Total sales	351,544	20,583	372,127	(9,310)	362,817
Operating expenses	293,337	19,594	312,932	(7,175)	305,756
Operating income	58,206	989	59,195	(2,134)	57,061

3) For the fiscal year ended March 31, 2007 (Millions of Yen)

	Pharma-ceuticals	Other	Total	Eliminations and Corporate	Consolidated
Sales					
(1) Sales to external customers	652,936	21,175	674,111	–	674,111
(2) Intersegment sales	230	21,198	21,428	(21,428)	–
Total sales	653,167	42,373	695,540	(21,428)	674,111
Operating expenses	545,107	40,662	585,770	(16,922)	568,848
Operating income	108,059	1,710	109,769	(4,506)	105,263

Notes:

(1) The Company classifies consolidated operations into two segments: "Pharmaceuticals" including prescription pharmaceuticals, and "Other" which encompasses all operations other than pharmaceuticals.

(2) Major products in each segment are as follows:

Business segment	Major products
Pharmaceuticals	Prescription pharmaceuticals, Consumer health care products, Diagnostics, etc.
Other	Food additives, Chemicals, Machinery, Others

(3) Operating expenses, which are not allocated to each segment are included in "Elimination and Corporate", consist mainly of administrative expenses incurred at headquarters.

April – September, 2006 ¥2,011 million
April – September, 2007 ¥2,148 million
April, 2006 – March, 2007 ¥4,525 million

2. Geographic Segment Information

1) For the semiannual period ended September 30, 2006 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consoli-dated
Sales							
(1) Sales to external customers	143,496	139,130	26,478	10,284	319,389	–	319,389
(2) Intersegment sales	39,694	17,610	8,685	2	65,992	(65,992)	–
Total sales	183,190	156,740	35,164	10,286	385,381	(65,992)	319,389
Operating expenses	149,077	143,490	33,147	8,438	334,154	(64,408)	269,746
Operating income	34,112	13,250	2,016	1,848	51,227	(1,584)	49,643

2) For the semiannual period ended September 30, 2007 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consoli-dated
Sales							
(1) Sales to external customers	157,401	164,182	27,279	13,953	362,817	–	362,817
(2) Intersegment sales	51,818	23,991	12,361	35	88,206	(88,206)	–
Total sales	209,220	188,173	39,640	13,989	451,024	(88,206)	362,817
Operating expenses	163,376	178,454	38,751	10,875	391,457	(85,701)	305,756
Operating income	45,843	9,719	888	3,114	59,566	(2,505)	57,061

3) For the fiscal year ended March 31, 2007 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consoli-Dated
Sales							
(1) Sales to external customers	292,222	303,411	54,774	23,703	674,111	–	674,111
(2) Intersegment sales	86,303	36,896	18,302	10	141,513	(141,513)	–
Total sales	378,526	340,307	73,077	23,714	815,625	(141,513)	674,111
Operating expenses	305,723	311,545	69,017	19,693	705,980	(137,131)	568,848
Operating income	72,802	28,761	4,059	4,021	109,644	(4,381)	105,263

Notes:
(1) Segmentation by country or region is based on geographical proximity.

(2) Major areas and countries included in each category:
- -North America: The United States of America and Canada
- -Europe: The United Kingdom, France, Germany, etc.
- -Asia and Others: East Asia, Southeast-Asia, South-Central America, etc.

(3) Intersegment sales in Japan principally represent product sales, etc. from the Parent Company to overseas subsidiaries. Intersegment sales in North America, Europe, and Asia and Others are principally sales from overseas subsidiaries, which manage research and development for the Parent Company.

(4) Operating expenses, which are not allocated to each segment are included in "Elimination and Corporate", consist mainly of administrative expenses incurred at headquarters.
April – September, 2006 ¥2,011 million
April – September, 2007 ¥2,148 million
April, 2006 – March, 2007 ¥4,525 million

3. Overseas Sales

(Millions of Yen)

		April 1, 2006 – Sep. 30, 2006	April 1, 2007 – Sep. 30, 2007	April 1, 2006 – March 31, 2007
North America	Overseas sales	143,382	169,474	312,005
	Share of overseas sales (%)	44.9	46.7	46.3
Europe	Overseas sales	34,111	36,951	72,218
	Share of overseas sales (%)	10.7	10.2	10.7
Asia and Others	Overseas sales	11,847	15,776	26,541
	Share of overseas sales (%)	3.7	4.3	3.9
Total	Overseas sales	189,341	222,202	410,765
	Share of overseas sales (%)	59.3	61.2	60.9
	Consolidated sales	319,389	362,817	674,111

Notes:

1. Segmentation of the areas is based on geographical proximity.
2. Major areas and countries included in each region:
   - -North America: The United States and Canada.
   - -Europe: The United Kingdom, France, Germany, etc.
   - -Asia and Others: East and South-East Asia, Latin America, etc.
3. Overseas sales represent the sales reported from the consolidated subsidiaries operating in countries and areas outside Japan.

6) LEASE TRANSACTIONS

April 1, 2006- September 30, 2006

(Lessee)

1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee:

1) Acquisition cost, Accumulated depreciation, Accumulated loss on Impairment, Net leased property:

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Accumulated loss on Impairment	Net leased property
Machinery, Equipment & Vehicles	225	83	-	141
Others (Tools, furniture and fixtures)	3,509	1,434	16	2,058
Total	3,734	1,518	16	2,200

2) Obligation under finance leases and other:

Due within one year	¥982 mil.
Due over one year	¥1,266 mil.
Total	¥2,248 mil.

The balance of allowance for loss on impairment of leased property ¥9 mil.

3) Actual lease payments, reversal of allowance for loss on impairment of leased property, depreciation, interest expense under finance leases, and loss on impairment of leased property:

Actual lease payments ¥594 mil.
Reversal of allowance for loss on impairment of lease property ¥2 mil.
Depreciation under finance lease ¥562 mil.
Interest expense ¥38 mil.
Loss on impairment of leased property ¥- mil.

4) Depreciation method:
Leased assets are depreciated over the lease teams by straight-line method with no salvage value.

April 1, 2007- September 30, 2007

(Lessee)

1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee

1) Acquisition cost, Accumulated depreciation, Accumulated loss on impairment, Net leased property.

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Accumulated loss on Impairment	Net leased property
Machinery, Equipment & Vehicles	530	129	-	400
Other (Tools, furniture and fixtures)	3,598	2,120	16	1,461
Total	4,128	2,250	16	1,862

2) Obligation under finance leases and other:

Due within one year	¥894 mil.
Due over one year	¥1,004 mil.
Total	¥1,899 mil.

The balance of allowance for loss on impairment of leased property ¥5 mil.

3) Actual lease payments, reversal of allowance for loss on impairment of leased property, depreciation, interest expense under finance leases, and loss on impairment of leased property:

Actual lease payments ¥614 mil.
Reversal of allowance for loss on impairment of lease property ¥2 mil.
Depreciation under finance lease ¥584 mil.
Interest expense ¥26 mil.
Loss on impairment of leased property ¥- mil.

4) Depreciation method:

Same as the left

April 1, 2006- March 31, 2007

(Lessee)

1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee

1) Acquisition cost, Accumulated depreciation, Accumulated loss on impairment, Net leased property.

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Accumulated loss on Impairment	Net leased property
Machinery Equipment & Vehicles	335	81	-	254
Other (Tools, furniture and fixtures)	3,617	1,733	16	1,867
Total	3,952	1,814	16	2,121

2) Obligation under finance leases and other:

Due within one year	¥1,069 mil.
Due over one year	¥1,102 mil.
Total	¥2,172 mil.

The balance of allowance for loss on impairment of leased property ¥7 mil.

3) Actual lease payments, reversal of allowance for loss on impairment of leased property, depreciation, interest expense under finance leases, and loss on impairment of leased property:

Actual lease payments ¥1,161 mil.
Reversal of allowance for loss on impairment of lease property ¥4 mil.
Depreciation under finance lease ¥1,095 mil.
Interest expense ¥73 mil.
Loss on impairment of leased property ¥- mil.

4) Depreciation method:

Same as the left

5) Interest expense for leased properties:
Interest expense for leased properties is allocated every fiscal year by using the interest method based on the differences between the total lease payments and the respective acquisition cost of the assets which are considered to be interest-bearing.

2. Minimum lease payments under non-cancelable operating leases:

Due within one year	¥1,417 mil.
Due over one year	¥12,572 mil.
Total	¥13,989 mil.

(Lessor)
1. Finance leases other than those under which ownership is transferred to the lessee:

1) Acquisition cost, accumulated depreciation, accumulated loss on impairment of long-lived assets, and net leased property:

(Millions of Yen)

	Acquisition cost	Accumulated Depreciation	Net Leased Property
Others (tools, furniture,and fixtures)	34	13	21
Total:	34	13	21

2) Unearned lease income under financial leases:

Due within one year	¥5 mil.
Due over one year	¥20 mil.
Total	¥26 mil.

As the proportion of total balance of unearned lease income and estimated residual value of leased property to the balance of notes and accounts receivables-trade at the interim balance sheet date is immaterial, interest income is included in the amount of unearned lease income.

3) Actual lease income: ¥2 mil.
Depreciation expense ¥3 mil.

(Loss on impairment of long-lived assets)
None

5) Interest expense for the leased assets:

Same as the left

2. Minimum lease payments under non-cancelable operating leases:

Due within one year	¥1,818 mil.
Due over one year	¥12,940 mil.
Total	¥14,758 mil.

(Lessor)
1. Finance leases other than those under which ownership is transferred to the lessee:

1) Acquisition cost, accumulated depreciation, accumulated loss on impairment of long-lived assets, and net leased property:

(Millions of Yen)

	Acquisition cost	Accumulated Depreciation	Net Leased Property
Other (Tools, furniture and fixtures)	104	40	64
Total:	104	40	64

2) Unearned lease income under financial leases:

Due within one year	¥20 mil.
Due over one year	¥63 mil.
Total	¥84 mil.

As the proportion of total balance of unearned lease income and estimated residual value of leased property to the balance of notes and accounts receivables-trade at the interim balance sheet date is immaterial, interest income is included in the amount of unearned lease income.

3) Actual lease income: ¥10 mil.
Depreciation expense: ¥14 mil.

(Loss on impairment of long-lived assets)
Same as the left

5) Interest expense for the leased assets:

Same as the left

2. Minimum lease payments under non-cancelable operating leases:

Due within one year	¥2,204 mil.
Due over one year	¥13,790 mil.
Total	¥15,994 mil.

(Lessor)
1. Finance leases other than those under which ownership is transferred to the lessee:

1) Acquisition cost, accumulated depreciation, accumulated loss on impairment of long-lived assets, and net leased property:

(Millions of Yen)

	Acquisition cost	Accumulated Depreciation	Net Leased Property
Other (Tools, furniture and fixtures)	61	25	36
Total:	61	25	36

2) Unearned lease income under financial leases:

Due within one year	¥11 mil.
Due over one year	¥37 mil.
Total	¥48 mil.

As the proportion of total balance of unearned lease income and estimated residual value of leased property to the balance of notes and accounts receivables-trade at the balance sheet date is immaterial, interest income is included in the amount of unearned lease income.

3) Actual lease income: ¥7 mil.
Depreciation expense: ¥15 mil.

(Loss on impairment of long-lived assets)
Same as the left

7) SECURITIES

1. MARKET VALUE OF HELD-TO-MATURITY SECURITIES

(Millions of Yen)

	September 30, 2006			**September 30, 2007**			March 31, 2007		
	Carrying amount	Aggregated fair value	Unrealized gain (loss)	Carrying amount	Aggregated fair value	Unrealized gain (loss)	Carrying amount	Aggregated fair value	Unrealized gain (loss)
1.Government and municipal bonds, etc.	–	–	–	–	–	–	–	–	–
2.Corporate bonds	27,232	26,886	(345)	20,458	20,131	(326)	23,075	22,784	(291)
3. Other	21,349	21,410	61	12,165	12,237	72	12,198	12,262	64
Total	48,582	48,297	(284)	32,623	32,368	(254)	35,273	35,046	(226)

2. MARKET VALUE OF AVAILABLE-FOR-SALE SECURITIES

(Millions of Yen)

	September 30, 2006			**September 30, 2007**			March 31, 2007		
	Acquisition Cost	Carrying amount	Unrealized gain	Acquisition Cost	Carrying amount	Unrealized gain	Acquisition Cost	Carrying amount	Unrealized gain
1. Stocks	36,949	67,849	30,899	37,233	58,316	21,083	43,220	77,064	33,843
2. Bonds									
Government	–	–	–	–	–	–	–	–	–
and municipal bonds	–	–	–	–	–	–	–	–	–
Corporate bonds	–	–	–	–	–	–	–	–	–
3. Other	5,455	5,437	(18)	1,762	1,757	(5)	1,271	1,268	(3)
Total	42,405	73,286	30,880	38,995	60,073	21,078	44,491	78,332	33,840

Notes: There was no loss on impairment associated with the fair market value determination of available-for-sale securities in the interim period ended September 30, 2007.(Interim period ended September 30, 2006: ¥ - million, Fiscal year period ended March, 31, 2007: ¥ - million) Loss on impairment associated with available-for-sale securities is recognized when the market value at the period end becomes less than half of the carrying cost, except when it is anticipated that the market value is recoverable. The loss is also recognized when the decline in the value at the interim period end is between 30 % and 50 % of the carrying amount, judging from the transition of market price and the fair value at period ends of its preceding consolidated fiscal year and interim period, except when it is anticipated that the market value is recoverable.

3. HELD-TO-MATURITY SECURITIES AND AVAILABLE-FOR-SALE SECURITIES OF WHICH FAIR VALUE IS NOT READILY DETERMINABLE

(Millions of Yen)

	September 30, 2006	**September 30, 2007**	March 31, 2007
1. Held-to-Maturity Securities	–	–	–
2. Available-for-sale securities			
Unlisted stocks	4,008	3,685	3,692
MMF, etc.	72,364	65,150	75,226
Preferred investment securities	1,000	–	1,000
Unlisted bonds	20,411	11,084	8,243

8) DERIVATIVE FINANCIAL INSTRUMENTS

FAIR VALUES OF THE TRANSACTION

(Currency)

(Millions of Yen)

Contracts other than market transaction	September 30, 2006				**September 30, 2007**				March 31, 2007			
	Contracted amount	Over 1 Year	Fair value	Unrealized Gain (Loss)	**Contracted amount**	**Over 1 Year**	**Fair value**	Unrealized Gain (Loss)	Contracted amount	Over 1 Year	Fair value	Unrealized Gain (Loss)
Foreign exchange forward contracts												
Selling:												
US dollars	12,286	–	12,575	(289)	15,621	–	15,415	206	14,469	–	14,301	168
Euro	58	–	59	(1)	–	–	–	–	1,043	–	1,050	(7)
Total:	–	–	–	(290)	–	–	–	206	–	–	–	161

Notes:

September 30, 2006	**September 30, 2007**	March 31, 2007
1. Market value calculation methods: The fair market values of these quotations were estimated based on forward market quotations.	1. Market value calculation methods: Same as the left	1. Market value calculation methods: Same as the left
2. Contracts processed by hedge accounting are not disclosed.	2. Same as the left	2. Same as the left

9) STOCK OPTION
Details and fluctuation status

(April 1, 2006 - September 30, 2006)

(1) Amount of the cost recorded and the name of account items

Cost of goods sold, Selling, general & administrative expenses: 294 million yen

(2) Stock option granted during the period

	Stock Option 2006
Classification and number of persons for grant	Director 10 Executive Officer 22 Employee 32
Number of Stock option	Common stock 254,000 Stocks
Date of grant	July 10, 2006
Condition of vested right	not specified
Requisite service period	not specified
Exercise period	July 10, 2008 - June 23, 2016
Exercise price	¥5,300
Fair value at the date of grant	¥1,161

(April 1, 2007 - September 30, 2007)

(1) Amount of the cost recorded and the name of account

Cost of goods sold, Selling, general & administrative expenses: 261 million yen

(2) Stock option

	Stock Option 2007
Classification and number of persons for grant	Director 10 Executive Officer 24 Employee 32
Number of Stock option	Common stock 264,000 Stocks
Date of grant	July 9, 2007
Condition of vested right	not specified
Requisite service period	not specified
Exercise period	July 9, 2009 - June 22, 2017
Exercise price	¥5,480
Fair value at the date of grant	¥991

(April 1, 2006 - March 31, 2007)

1) Amount of the cost recorded and the name of account items

COGS, Selling, general & administrative expenses: 294 million yen

2) Stock option existed during the fiscal year ended March 31, 2007

Company	Stock Option 2000	Stock Option 2001	Stock Option 2002	Stock Option 2003
Classification and number of persons for grant	[E] Director 9 [E] Employee 16	[E] Director 7 [E] Employee 35	[E] Director 4 [E] Employee 37	[E] Director 7 [E] Employee 43
Number of Stock option	Common stock 142,000 Stocks	Common stock 180,000 Stocks	Common stock 175,000 Stocks	Common stock 210,000 Stocks
Date of grant	September 1, 2000	August 1, 2001	July 1, 2002	July 1, 2003
Condition of vested right	not specified	same as the left	same as the left	same as the left
Requisite service period	not specified	same as the left	same as the left	same as the left
Exercise period	September 1, 2000-June 29, 2010	September 3, 2001-June 28, 2011	July 1, 2002-June 27, 2012	July 1, 2003-June 24, 2013
Exercise price	¥3,090	¥2,668	¥3,165	¥2,520
Fair value at the date of grant	–	–	–	–

Company	Stock Option 2004	Stock Option 2005	Stock Option 2006
Classification and number of persons for grant	[E] Director 11 [E] Executive officer 18 [E] Employee 27	[E] Director 11 [E] Executive officer 20 [E] Employee 31	[E] Director 10 [E] Executive officer 22 [E] Employee 32
Number of Stock options	Common stock 238,000 Stocks	Common stock 262,000 Stocks	Common stock 254,000 Stocks
Date of grant	July 1, 2004	July 1, 2005	July 10, 2006
Condition of vested right	not specified	same as the left	same as the left
Requisute service period	not specified	same as the left	same as the left
Exercise period	July 1, 2004-June 24, 2014	July 1, 2007-June 24, 2015	July 10, 2008-June 23, 2016
Exercise price	¥3,170	¥3,820	¥5,300
Fair value at the date of grant	–	–	¥1,161

10) ACQUISITION OF A COMPANY

Accounting period (From April 1, 2007 to September 30, 2007)
Acquisition of a company by share purchase

(1) Description of an acquired company

Name of company acquired: Morphotek, Inc. (U.S.)

Contents of acquired business:

Oncology-related business including four oncology products

Reason and purpose of acquisition:

In order to enter into the biologics area and facilitate creation of antibody therapeutic drugs in oncology area to expand product line in oncology area

Date of acquisition: April 16, 2007 (U.S. Eastern time)

Legal form of share purchase:

Eisai Corporation of North America "hereinafter, refer to as ECA" established MAB Acquisition Corporation as a wholly-owned subsidiary. Morphotek, Inc, as a surviving company, merged with MAB Acquisition Corporation and at the same time, Morphotek, Inc. paid cash as a compensation for the merger to the shareholders of Morphotek, Inc. As a result of the transaction, Morphotek, Inc. became a wholly owned subsidiary of ECA.

Name of the company after acquisition: Morphotek, Inc. (U.S.)

Acquired voting rights 100%

(2) Period for acquired business included in the consolidated financial statement

From April 16, 2007 to September 30, 2007

(3) Description of Acquisition costs

Purchased price:	US$ 350 million
Direct costs:	US$ 6 million

All the acquisition costs were financed by cash.

(4) Assets received and liabilities assumed on the date of acquisition

Assets	
Cash and cash equivalents	US$ 26 million
Property, plant and equipment	US$ 4 million
Intangible assets	US$ 505 million
Deferred tax assets	US$ 28 million
Other assets	US$ 0 million
Total Assets acquired	US$ 565 million
Liabilities	
Deferred tax liabilities	US$ 202 million
Other liabilities	US$ 13 million
Total liabilities assumed	US$ 216 million
Net assets acquired	US$ 350 million

(5) Description of the purchase price allocated to R&D expenses

In-Process R&D	US$ 5 million
Accounts:	R&D expenses

(6) Description of the purchase price allocated to intangible assets

a) Core technology	US$ 500 million
estimated useful lives	20 years
b) Assembled workforce	US$ 5 million
estimated useful lives	5 years

11) PER SHARE INFORMATION

April 1, 2006- September 30, 2006	**April 1, 2007- September 30, 2007**	April 1, 2006- March 31, 2007
Book value per share: 1,852.35 yen Earnings per share: 113.82 yen Diluted earnings per share: 113.65 yen	Book value per share: 1,985.73 yen Earnings per share: 138.49 yen Diluted earnings per share: 138.34 yen	Book value per share: 1,944.41 yen Earnings per share 247.85 yen Diluted earnings per share: 247.47 yen

Note: The basis of the report of net earnings per share and diluted earnings per share are as follows:

	April 1, 2006- September 30, 2006	**April 1, 2007- September 30, 2007**	April 1, 2006- March 31, 2007
Net earnings per share			
(1)Net income (mil. yen)	32,509	39,351	70,614
(2)Amount not attributed to common shareholders (mil. yen)	–	–	–
(3)Net income on common shares (mil. yen)	32,509	39,351	70,614
(4)Average number of common shares outstanding (thousand shares)	285,636	284,139	284,911
Diluted earnings per share			
(1)Increased number of common shares (thousand shares)	412	320	431
[Subscription rights] (thousand shares)	[110]	[62]	[100]
[Stock option] (thousand shares)	[302]	[257]	[331]
Diluted securities with no dilutive effects, which were not included in the diluted EPS.	————	Type of the diluting securities: Stock option Number of the diluting securities: 264 thousand	————

12) IMPORTANT SUBSEQUENT EVENTS

April 1, 2006- September 30, 2006	**April 1, 2007- September 30, 2007**	April 1, 2006- March 31, 2007
The asset purchase agreement with Ligand Pharmaceuticals Inc. became effective on October 25 (the US Eastern Time), 2006. Eisai Co. Ltd and Eisai Inc paid 205 million US dollars for the consideration with that of inventory. Eisai Inc also acquired certain employees from Ligand.	Sanko Junyaku Co., Ltd. became a wholly-owned subsidiary of Eisai Co., Ltd. on October 1, 2007 by share exchange based on the agreement with the Company on April 2007 and an approval by the general shareholders' meeting of Sanko Junyaku. 1. Description of share exchange; (1) Name of company acquired, and its contents of business: Sanko Junyaku Co., Ltd. Manufacturing, marketing and	1. Acquisition of business by share purchase Under the agreement closing on April 16, 2007 (U.S. Eastern Time), Eisai Corporation of North America (ECA), a wholly-owned subsidiary of the Company acquired all shares of Morphotek, Inc. Morphotek, Inc. became a wholly-owned subsidiary of ECA on the same day. See 10) Acquisition of A Company.

April 1, 2006- September 30, 2006	**April 1, 2007- September 30, 2007**	April 1, 2006- March 31, 2007
	import of clinical diagnostics, clinical, Manufacturing, marketing and import of clinical diagnostics, clinical inspection instruments, research reagents, and physical and chemical instruments. (2) Legal form of acquisition; Acquired shares of Sanko Junyaku Co., Ltd. from minority shareholders by share exchange (3) Description of the transaction with the purpose of acquisition; Sanko Junyaku became a wholly-owned subsidiary of the Company on October 1, 2007 by share exchange. The purpose is to aggressively utilize the management resources of the entire group and to effectively and promptly promote the development of existing diagnostic business to reinforce the existing businees and the challenging areas such as gene signal amplification technology, the PALSER Method. Shares of Eisai will be allotted and distributed at the rate of a 0.085 share of Eisai to 1 share of Sanko Junyaku on November 2007. 2. Accounting treatments Accounting treatments with respect to the share exchange is in accordance with "Transactions under common control, etc." set forth in "Accounting standard for business divestitures" and "Implementation guidance on accounting standard for business combinations and accounting standard for business divestitures". In this transaction, 1,624 million yen of negative goodwill is recognized. Negative goodwill will be amortized over 5 years by straight-line method.	2. Acquisition of shares of Sanko Junyaku Co.,Ltd. from minority shareholders by share exchange On April 2007,the Company agreed with Sanko Junyaku Co., Ltd. on the share exchange agreement that makes Sanko Junyaku Co., Ltd. a wholly-owned subsidiary of the Company. Currently, the Company owns 50.59% of Sanko Junyaku's shares. On June 21, 2007, the general shareholders' meeting of Sanko Junyaku was held. It was approved that Sanko Junyaku will become a wholly owned subsidiary of the Company as of October 1, 2007 by share exchange.

13) CONSOLIDATED FINANCIAL STATEMENTS
for the Second Quarter of FY2007 (for reference)
(1) STATEMENT OF INCOME

Account Title	July 1, 2006 - September 30 2006 (Millions of Yen)		(%)	July 1, 2007 - September 30 2007 (Millions of Yen)		(%)	Increase/ (Decrease) (Millions of Yen)
I. Net sales		165,445	100.0		186,783	100.0	21,337
II. Cost of sales		26,415	16.0		27,092	14.5	676
Gross profit		139,029	84.0		159,690	85.5	20,660
Provision for sales returns-net		(10)	(0.0)		(6)	(0.0)	4
Gross profit		139,040	84.0		159,697	85.5	20,656
III. Selling, general and administrative expenses							
1. Research and development expenses	27,892		[16.9]	33,338		[17.8]	
2. Selling, general and administrative expenses	85,615	113,508	68.6	95,483	128,821	69.0	15,313
Operating income		25,532	15.4		30,875	16.5	5,343
IV. Non-operating income		1,429	0.9		996	0.5	(433)
V. Non-operating expenses		327	0.2		678	0.3	350
Ordinary income		26,634	16.1		31,193	16.7	4,559
VI. Special gain		192	0.1		40	0.0	(152)
VII. Special loss		229	0.1		1,064	0.5	835
Income before income taxes		26,597	16.1		30,169	16.2	3,572
Income taxes-current	11,389			11,813			
Income taxes-deferred	(1,620)	9,768	5.9	(1,830)	9,982	5.4	214
Monority interest in net income		161	0.1		174	0.1	12
Net income		16,667	10.1		20,012	10.7	3,345

(2) CONSOLIDATED STATEMENTS OF CASH FLOWS (Second quarter of FY2007)

Account Title	July 1, 2006 - September 30, 2006 (Millions of Yen)	July 1, 2007 - September 30, 2007 (Millions of Yen)	Increase/ (Decrease) (Millions of Yen)
I. Operating activities:			
1. Income before income taxes and minority interests	26,597	30,169	
2. Depreciation and amortization	6,357	8,068	
3. Loss on impairment of long-lived assets	40	1	
4. Increase in allowance for doubtful accounts	0	13	
5. Interest and dividend income	(1,328)	(1,335)	
6. Interest expenses	18	41	
7. Equity in earnings	8	17	
8. Loss on sales and disposal of fixed assets	181	178	
9. Gain on sales of securities	(183)	-	
10. Loss on devaluation of securities	-	0	
11. Increase in notes and accounts receivables-trade	(9,285)	(6,519)	
12. Increase in inventories	(2,550)	(477)	
13. Increase in notes and accounts payable-trade	569	1,507	
14. Increase in other current liabilities	8,814	8,279	
15. Increase in reserve for sales rebates	2,739	2,228	
16. Decrease in liability for retirement benefits	(1,482)	(2,492)	
17. Other-net	4,051	(1,478)	
Sub-total	34,547	38,205	
18. Interest and dividends received	1,133	1,207	
19. Interest paid	(17)	(25)	
20. Income taxes-paid	(7,123)	(5,478)	
Net cash provided by operating activities	28,540	33,908	5,368
II. Investing activities:			
1. Purchases of short-term investment	(119)	(516)	
2. Proceeds from sales and redemption of short-term investments	2,189	1,224	
3. Purchases of property, plant and equipment	(4,746)	(8,293)	
4. Proceeds from sales of property, plant and equipment	22	65	
5. Purchases of intangible assets	(2,077)	(2,079)	
6. Purchases of investment securities	(6,714)	(6)	
7. Proceeds from sales and redemptions of investment securities	2,210	1,265	
8. Payment for acquisition of a company	-	1,191	
9. Net decrease in time deposits (exceeding 3 months)	(252)	656	
10. Other-net	77	(175)	
Net cash used in investing activities	(9,410)	(6,667)	2,743
III. Financing activities:			
1. Net decrease in short-term borrowings	(1)	(121)	
2. Purchase of treasury stock	(11,060)	-	
3. Dividends paid to minority shareholders	-	(12)	
4. Other-net	297	59	
Net cash used in financing activities	(10,763)	(75)	10,688
IV. Foreign currency translation adjustments on cash and cash equivalents	2,259	(5,844)	(8,103)
V. Net Increase in cash and cash equivalents	10,625	21,322	10,696
VI. Cash and cash equivalents at beginning of period	164,353	119,628	(44,725)
VII. Cash and cash equivalents at end of period	174,979	140,950	(34,028)

(3) SEGMENT INFORMATION
Second Quarter of FY 2007 (July 1 – September 30, 2007)

1) Business Segment Information

(Millions of Yen)

		July 1, 2006 – September 30, 2006	July 1, 2007 – September 30,2007
Pharma-ceuticals	Net sales		
	(1) Net sales to external customers	160,292	180,595
	(2) Intersegment sales	62	53
	Total sales	160,354	180,648
	Operating expenses	134,276	149,324
	Operating income	26,078	31,324
Other	Net sales		
	(1) Net sales to external customers	5,153	6,187
	(2) Intersegment sales	4,999	5,407
	Total sales	10,153	11,595
	Operating expenses	9,669	10,943
	Operating income	483	651
Total	Net sales		
	(1) Net sales to external customers	165,445	186,783
	(2) Intersegment sales	5,062	5,460
	Total sales	170,508	192,244
	Operating expenses	143,946	160,267
	Operating income	26,561	31,976
Eliminations and Corporate	Net sales		
	(1) Net sales to external customers	–	–
	(2) Intersegment sales	(5,062)	(5,460)
	Total sales	(5,062)	(5,460)
	Operating expenses	(4,033)	(4,360)
	Operating income	(1,029)	(1,100)
Consolidated	Net sales		
	(1) Net sales to external customers	165,445	186,783
	(2) Intersegment sales	–	–
	Total sales	165,445	186,783
	Operating expenses	139,913	155,907
	Operating income	25,532	30,875

Notes:
1. The Company classifies consolidated operations into two segments: 'Pharmaceuticals' including prescription pharmaceuticals and 'Other' which encompasses all operations other than pharmaceuticals.

2. Major products in each segment are as follows:

Business segment	Major products
Pharmaceuticals	Prescription pharmaceuticals, Consumer health care products, Diagnostic pharmaceuticals, etc.
Other	Food additives, Chemicals, Machinery, Others

2) Geographical Segment Information

(Millions of Yen)

		July 1, 2006 – September 30, 2006	July 1, 2007 – September 30, 2007
Japan	Net sales		
	(1) Net sales to external customers	72,553	79,128
	(2) Intersegment sales	21,357	25,458
	Total sales	93,910	104,586
	Operating expenses	76,823	81,712
	Operating income	17,087	22,874
North America	Net sales		
	(1) Net sales to external customers	73,416	87,389
	(2) Intersegment sales	8,986	11,524
	Total sales	82,403	98,914
	Operating expenses	75,146	93,305
	Operating income	7,256	5,608
Europe	Net sales		
	(1) Net sales to external customers	14,093	13,200
	(2) Intersegment sales	5,616	6,664
	Total sales	19,710	19,865
	Operating expenses	18,430	19,583
	Operating income	1,279	281
Asia and Others	Net sales		
	(1) Net sales to external customers	5,382	7,064
	(2) Intersegment sales	0	22
	Total sales	5,383	7,086
	Operating expenses	4,470	5,634
	Operating income	912	1,451
Total	Net sales		
	(1) Net sales to external customers	165,445	186,783
	(2) Intersegment sales	35,962	43,669
	Total sales	201,407	230,452
	Operating expenses	174,871	200,236
	Operating income	26,536	30,216
Eliminations and Corporate	Net sales		
	(1) Net sales to external customers	–	–
	(2) Intersegment sales	(35,962)	(43,669)
	Total sales	(35,962)	(43,669)
	Operating expenses	(34,958)	(44,329)
	Operating income	(1,003)	659
Consolidated	Net sales		
	(1) Net sales to external customers	165,445	186,783
	(2) Intersegment sales	–	–
	Total sales	165,445	186,783
	Operating expenses	139,913	155,907
	Operating income	25,532	30,875

Notes:

1. Segmentation by country or region is based on geographical proximity.
2. Major areas and countries included in each category:
   - North America: The United States and Canada
   - Europe: The United Kingdom, France, Germany, etc.
   - Asia and Others: East and South-East Asia, Latin America, etc.
3. Intersegment sales in Japan principally represent product sales, etc. from the Parent Company to overseas subsidiaries. Intersegment sales in North America, Europe, and Asia and Others are principally sales from overseas subsidiaries, which manage research and development for the Parent Company.

3) Overseas Sales

(Millions of Yen)

		July 1, 2006 – September 30, 2006	July 1, 2007 – September 30, 2007
North America	Overseas sales	75,461	90,321
	Share of overseas sales (%)	45.6	48.4
Europe	Overseas sales	17,861	18,202
	Share of overseas sales (%)	10.8	9.7
Asia and Others	Overseas sales	6,245	7,931
	Share of overseas sales (%)	3.8	4.2
Total	Overseas sales	99,568	116,455
	Share of overseas sales (%)	60.2	62.3
	Consolidated sales	165,445	186,783

Notes:

1. Segmentation of the areas is based on geographical proximity.
2. Major areas and countries included in each category:
   - -North America: The United States and Canada.
   - -Europe: The United Kingdom, France, Germany, etc.
   - -Asia and Others: East and South-East Asia, Latin America, etc.
3. Overseas sales represent the sales reported from the consolidated subsidiaries operating in countries and areas outside Japan.

5. SEMIANNUAL NON-CONSOLIDATED FINANCIAL STATEMENTS
1)-1 SEMIANNUAL NON-CONSOLIDATED BALANCE SHEETS (ASSETS)

Account Title	Note	September 30, 2006	(%)	September 30, 2007	(%)	March 31, 2007	(%)	Increase/ (Decrease) (Millions of Yen)
ASSETS								
I. Current assets:								
1. Cash and cash in bank		44,313		23,091		43,426		
2. Notes receivable-trade	5	2,776		1,966		2,952		
3. Accounts receivable-trade		117,495		130,835		124,040		
4. Short-term investments		32,465		17,922		8,114		
5. Inventories		28,389		31,817		30,975		
6. Deferred tax assets		15,658		19,036		16,650		
7. Other		16,605		18,839		19,494		
Total current assets		257,704	46.1	243,508	42.5	245,655	42.8	(2,146)
II. Fixed assets:								
1. Property, plant and equipment								
(1) Buildings	1,4	43,205		42,019		42,226		
(2) Land		10,369		11,208		11,200		
(3) Other	1,4	25,381		25,449		26,925		
Total property, plant and equipment		78,956	14.1	78,677	13.8	80,352	14.0	(1,674)
2. Intangible assets		25,016	4.5	32,610	5.7	30,253	5.3	2,357
3. Investments and other assets								
(1) Investments securities		102,532		82,970		103,424		
(2) Investment in subsidiaries and associated companies		57,634		89,279		77,228		
(3) Deferred tax assets		29,106		36,738		28,960		
(4) Other assets		11,642		12,281		11,366		
(5) Allowance for doubtful accounts		(3,600)		(3,477)		(3,539)		
Total investments and other assets		197,315	35.3	217,792	38.0	217,441	37.9	351
Total fixed assets		301,288	53.9	329,081	57.5	328,046	57.2	1,034
Total assets		558,992	100.0	572,589	100.0	573,702	100.0	(1,112)

(LIABILITIES AND EQUITY)

Account Title	Note	September. 30, 2006 (Millions of Yen)	September. 30, 2006 (%)	September. 30, 2007 (Millions of Yen)	September. 30, 2007 (%)	March 31, 2007 (Millions of Yen)	March 31, 2007 (%)	Increase/(Decrease) (Millions of Yen)
LIABILITIES								
I. Current liabilities:								
1. Notes and accounts payable-trade		67		105		62		
2. Accounts payable-trade		6,628		5,774		7,551		
3. Accounts payable-other		20,012		23,205		26,014		
4. Accrued expenses		16,907		16,342		17,667		
5. Income tax payable		16,081		20,350		15,257		
6. Reserve for sales returns		389		274		376		
7. Reserve for disposal of goods returns		262		222		245		
8. Other	3	9,185		10,476		9,688		
Total current liabilities		69,535	12.4	76,752	13.4	76,864	13.4	(112)
II. Long-term liabilities:								
1. Liability for retirement benefits		30,058		24,470		28,221		
2. Retirement allowances for directors		966		1,113		1,073		
Total long-term liabilities		31,024	5.6	25,584	4.5	29,295	5.1	(3,711)
Total liabilities		100,559	18.0	102,336	17.9	106,160	18.5	(3,824)
EQUITY								
I. Owners' Equity:								
1.Common stock		44,985	8.0	44,985	7.9	44,985	7.9	—
2.Capital surplus								
(1) Additional paid-in capital		55,222		55,222		55,222		
Total Capital surplus		55,222	9.9	55,222	9.6	55,222	9.6	—
3. Retained earnings								
(1) Legal reserve		7,899		7,899		7,899		
(2) Other								
Reserve for reduction of fixed assets		121		126		126		
General reserve		337,880		337,880		337,880		
Unappropriated retained earnings		37,060		53,732		44,026		
Total retained earnings		382,962	68.5	399,639	69.8	389,932	68.0	9,706
4. Treasury stock		(42,631)	(7.6)	(42,129)	(7.4)	(42,219)	(7.4)	90
Total owner's equity		440,540	78.8	457,718	79.9	447,921	78.1	9,797
II. Net unrealized gain and translation adjustments:								
1. Net unrealized gain on available-for-sale securities		17,598		11,887		19,325		
2. Deferred gain/loss on derivatives under hedge accounting		-		91		-		
Total net unrealized gain and translation adjustments		17,598	3.2	11,978	2.1	19,325	3.3	(7,346)
III. Stock acquisition rights		294	0.0	556	0.1	294	0.1	261
Total equity		458,433	82.0	470,253	82.1	467,541	81.5	2,711
Total liabilities and equity		558,992	100.0	572,589	100.0	573,702	100.0	(1,112)

2) SEMIANNUAL NON-CONSOLIDATED STATEMENTS OF INCOME

		April 1, 2006- September 30, 2006		April 1, 2007 - September 30, 2007		Increase/ (Decrease)	April 1, 2006- March 31, 2007	
Account Title	Note	(Millions of Yen)	(%)	(Millions of Yen)	(%)	(Millions of Yen)	(Millions of Yen)	(%)
I. Net sales		170,113	100.0	194,878	100.0	24,764	351,647	100.0
II. Cost of sales		39,942	23.5	39,183	20.1	(759)	80,149	22.8
Gross profit		130,171	76.5	155,694	79.9	25,523	271,497	77.2
Provision for sales returns-net		(48)	(0.0)	(102)	(0.0)	(54)	(61)	(0.0)
Gross profit		130,219	76.5	155,797	79.9	25,577	271,558	77.2
III. Selling, general and administrative expenses		99,868	58.7	114,057	58.5	14,189	206,532	58.7
(1) Research and development expenses		51,726	[30.4]	61,874	[31.8]		106,378	[30.3]
(2) Selling, general and administrative expenses		48,141		52,182			100,154	
Operating income		30,351	17.8	41,740	21.4	11,388	65,026	18.5
IV. Non-operating income	1	1,177	0.7	999	0.5	(177)	1,878	0.5
V. Non-operating expenses	2	786	0.4	792	0.4	5	1,230	0.3
Ordinary income		30,742	18.1	41,947	21.5	11,204	65,674	18.7
VI. Special gain	3	800	0.5	2,215	1.1	1,414	2,437	0.7
VII. Special loss	4	631	0.4	1,066	0.5	435	1,738	0.5
Income before income taxes		30,912	18.2	43,096	22.1	12,184	66,374	18.9
Income taxes-current		15,594	9.2	19,963	10.2	4,369	30,437	8.7
Income taxes-deferred		(4,819)	(2.8)	(5,044)	(2.6)	(225)	(6,866)	(2.0)
Net income		20,137	11.8	28,178	14.5	8,040	42,803	12.2

3) SEMIANNUAL NON-CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(April 1 - September 30, 2006)

(Unit : Millions of Yen)

	Owners' equity									Net unrealized loss and translation adjustments	Stock acquisition rights	Equity (Total)
		Capital surplus	Retained earnings									
				Other Retained earnings								
	Common stock	Additional paid-in capital	Legal reserve	Reserve for reduction of fixed assets	General reserve	Unappropriated retained earnings	Retained earnings Total	Treasury stock	Owners' equity (Total)	Net unrealized loss on available-for-sale securities		
Balance at the end of prior year (March 31,2006)	44,985	55,222	7,899	122	323,880	45,234	377,137	(31,913)	445,432	19,779	–	465,211
Changes in items during the period												
Dividends						(14,293)	(14,293)		(14,293)			(14,293)
Reversal of reserve for reduction of fixed assets				(0)		0	—		—			—
General reserve					14,000	(14,000)	—		—			—
Net income						20,137	20,137		20,137			20,137
Disposal of treasury stock						(18)	(18)	401	382			382
Acquisition of treasury stock								(11,119)	(11,119)			(11,119)
Changes in other items during the period (Net)										(2,180)	294	(1,886)
Changes in items during the period (Total)	—	—	—	(0)	14,000	(8,174)	5,825	(10,717)	(4,892)	(2,180)	294	(6,778)
Balance at the end of current period (Sep. 30, 2006)	44,985	55,222	7,899	121	337,880	37,060	382,962	(42,631)	440,540	17,598	294	458,433

SEMIANNUAL NON-CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (April 1 - September 30, 2007)

(Unit : Millions of Yen)

	Owners' equity								
		Capital surplus	Retained earnings						
				Other Retained earnings					
	Common stock	Additional paid-in capital	Legal reserve	Reserve for reduction of fixed assets	General reserve	Unappropriated retained earnings	Retained earnings Total	Treasury stock	Owners' equity (Total)
Balance at the end of prior year (March 31,2007)	44,985	55,222	7,899	126	337,880	44,026	389,932	(42,219)	447,921
Changes in items during the period									
Dividends						(18,468)	(18,468)		(18,468)
Net income						28,178	28,178		28,178
Disposal of treasury stock						(3)	(3)	148	145
Acquisition of treasury stock								(57)	(57)
Changes in other items during the period (Net)									
Changes in items during the period (Total)	—	—	—	—	—	9,706	9,706	90	9,797
Balance at the end of current period (Sep. 30, 2007)	44,985	55,222	7,899	126	337,880	53,732	399,639	(42,129)	457,718

	Net unrealized loss and translation adjustments				
	Net unrealized loss on available-for-sale securities	Deferred hedge gains and losses	Net unrealized loss and translation adjustments (Total)	Stock acquisition rights	Equity (Total)
Balance at the end of prior year (March 31,2007)	19,325	—	19,325	294	467,541
Changes in items during the period					
Dividends					(18,468)
Net income					28,178
Disposal of treasury stock					145
Acquisition of treasury stock					(57)
Changes in other items during the period (Net)	(7,437)	91	(7,346)	261	(7,085)
Changes in items during the period (Total)	(7,437)	91	(7,346)	261	2,711
Balance at the end of current period (Sep. 30, 2007)	11,887	91	11,978	556	470,253

SEMIANNUAL NON-CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(April 1, 2006 - March 31, 2007)

(Unit : Millions of Yen)

	Owners' equity									Net unrealized loss and translation adjustments	Stock acquisition rights	Equity (Total)
		Capital surplus	Retained earnings									
				Other Retained earnings								
	Common stock	Additional paid-in capital	Legal reserve	Reserve for reduction of fixed assets	General reserve	Unappropriated retained earnings	Retained earnings Total	Treasury stock	Owners' equity (Total)	Net unrealized loss on available-for-sale securities		
Balance at the end of prior year (March 31,2006)	44,985	55,222	7,899	122	323,880	45,234	377,137	(31,913)	445,432	19,779	–	465,211
Changes in items during the period												
Dividends (Note 1)						(14,293)	(14,293)		(14,293)			(14,293)
Dividends (Note 2)						(15,619)	(15,619)		(15,619)			(15,619)
Reversal of reserve for reduction of fixed assets (Note 1)				(0)		0	—		—			—
Reversal of reserve for reduction of fixed assets				(8)		8	—		—			—
Reserve for reduction of fixed assets				12		(12)	—		—			—
General reserve (Note 1)					14,000	(14,000)	—		—			—
Net income						42,803	42,803		42,803			42,803
Disposal of treasury stock						(94)	(94)	887	793			793
Acquisition of treasury stock								(11,194)	(11,194)			(11,194)
Changes of items other than owner's equity during the period (Net)										(453)	294	(158)
Changes in items during the period (Total)	—	—	—	3	14,000	(1,208)	12,795	(10,306)	2,488	(453)	294	2,329
Balance at the end of current year (March 31, 2007)	44,985	55,222	7,899	126	337,880	44,026	389,932	(42,219)	447,921	19,325	294	467,541

Note 1: Approved at the Board of Directors' meeting in May, 2006.
Note 2: Approved at the Board of Directors' meeting in October, 2006.

4) SEMIANNUAL NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (for reference)

	April 1, 2006 - September 30, 2006	April 1, 2007 - September 30, 2007	Increase/ (Decrease)	April 1, 2006 - March 31, 2007
Account Title	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
I. Operating activities				
1. Income before income taxes	30,912	43,096		66,374
2. Depreciation and amortization	8,497	8,513		17,916
3. Loss on impairment of long-lived assets	35	1		81
4. Increase (Decrease) in allowance for doubtful accounts	40	(7)		(4)
5. Interest income, interest on securities and dividend income	(948)	(883)		(1,496)
6. Interest expenses	27	77		65
7. Loss on sales and disposal of fixed assets	481	209		770
8. Gain on sales of securities	(183)	(2,202)		(1,651)
9. Loss on devaluation of securities	12	5		12
10. Increase in notes and accounts receivable-trade	(2,950)	(5,808)		(9,670)
11. Increase in inventories	(2,061)	(841)		(4,579)
12. Increase (Decrease) in notes and accounts payable-trade	(194)	(1,735)		723
13. Increase (Decrease) in other current liabilities	785	(381)		4,294
14. Decrease in liability for retirement benefit	(1,946)	(3,751)		(3,783)
15. Other	(2,816)	310		(6,374)
Sub-total	29,689	36,603		62,677
16. Interest and dividends received	904	880		1,507
17. Interest paid	(27)	(77)		(65)
18. Income tax paid	(17,948)	(14,969)		(33,520)
Net cash provided by operating activities	12,619	22,436	9,817	30,598
II. Investing activities				
1. Proceeds from sales and maturities of short-term investments	4,500	1,000		8,795
2. Purchases of property, plant and equipment	(6,405)	(6,895)		(11,419)
3. Proceeds from sales of property, plant and equipment	1,046	18		1,249
4. Purchases of intangible assets	(1,721)	(5,524)		(4,067)
5. Purchases of investment securities	(13,493)	(9)		(19,695)
6. Proceeds from sales and redemptions of investments	1,694	9,321		7,340
7. Investments in subsidiaries and associated companies	(34)	(12,050)		(19,627)
8. Payment of acquisition of business	—	—		(6,276)
9. Other	(1,201)	(242)		(549)
Net cash used in investing activities	(15,614)	(14,381)	1,232	(44,250)
III. Financing activities				
1. Purchase of treasury stock	(11,060)	—		(11,060)
2. Dividends paid	(14,293)	(18,468)		(29,913)
3. Other	323	87		658
Net cash used in financing activities	(25,030)	(18,381)	6,649	(40,314)
IV. Foreign currency translation adjustments on cash and cash equivalents	0	(0)	(1)	0
V. Net decrease in cash and cash equivalents	(28,025)	(10,326)	17,698	(53,966)
VI. Cash and cash equivalents at beginning of period	100,507	46,540	(53,966)	100,507
VII. Cash and cash equivalents at end of period	72,481	36,213	(36,268)	46,540

BASIS OF PRESENTING SEMIANNUAL NON-CONSOLIDATED FINANCIAL STATEMENTS

Item	April 1, 2006- September 30, 2006	**April 1, 2007- September 30, 2007**	April 1, 2006- March 31, 2007
1. Measurement and Cost Formula for Marketable and Investment Securities	(1) Marketable and investment Securities: Held-to-maturity debt securities: Stated at amortized cost (straight line method) Investment in Subsidiaries and Associated Companies: Stated at cost determined by the moving average method. Available-for-Sale Securities: Marketable securities: Stated at fair market value on the interim balance sheet date with unrealized gain and loss, net of applicable taxes, reported in a separate component of equity. The cost of securities sold is determined by the moving-average method. Non-marketable securities: Stated at cost determined by the moving-average method. (2) Derivatives: Stated at fair market value. (3) Inventories: Merchandise, finished goods, semi-finished goods, work-in-process, raw materials, and supplies are stated at cost determined by the average method.	(1) Marketable and investment Securities: Same as the left (2) Derivatives: Same as the left (3) Inventories: Same as the left	(1) Marketable and investment Securities: Held-to-maturity debt securities: Stated at amortized cost (straight line method) Investment in Subsidiaries and Associated Companies: Stated at cost determined by the moving average method. Available-for-Sale Securities: Marketable securities: Stated at fair market value on the balance sheet date of the period with unrealized gain and loss, net of applicable taxes, reported in a separate component of equity. The cost of securities sold is determined by the moving-average method. Non-marketable securities: Stated at cost determined by the moving-average method. (2) Derivatives: Same as the left (3) Inventories: Same as the left
2. Depreciation of Depreciable Assets	(1) Property, plant and equipment: Depreciation of property, plant and equipment is computed by the straight-line method. Estimated useful lives of the assets are as follows: Buildings 15 to 50 years Machinery and equipment 6 to 7 years (2) Intangible assets: Intangible assets are stated at cost less accumulated amortization, which is computed by the straight-line method. Amortization for software utilized internally is computed by straight-line method over estimated useful life in years (mainly five years).	(1) Property, plant and equipment: Same as the left (2) Intangible assets: Intangible assets are stated at cost less accumulated amortization, which is computed by the straight-line method. Sales rights 5 to 10 years Software for internal use Mainly 5 years	(1) Property, plant and equipment: Same as the left (2) Intangible assets: Same as the left
3. Accounting for Allowances and Reserves	(1) Allowance for doubtful receivables/accounts: To prepare for potential loss of trade receivable, loans receivable and others, allowance for doubtful receivables/accounts is provided at amounts determined on the basis of the Company's past credit loss experience and an evaluation of potential losses in receivables outstanding.	(1) Allowance for doubtful receivables/accounts Same as the left	(1) Allowance for doubtful receivables/accounts: Same as the left

Item	April 1, 2006- September 30, 2006	**April 1, 2007- September 30, 2007**	April 1, 2006- March 31, 2007
	(2) Reserve for sales returns: To prepare for possible sales return losses incurred after the interim balance sheet date, the reserve is provided at an amount calculated by multiplying the amount of trade receivables at the interim balance sheet date by the average return ratio over the previous 18 months and the profit ratio of the interim period. (3) Reserve for disposal of goods returns To prepare for possible losses on disposal of goods returned after the interim balance sheet date, the reserve is provided at an amount calculated by multiplying the amount of trade receivables at the interim balance sheet date by the average return ratio of goods sold and the average write-off ratio of goods returned over the previous 18 months. (4) Liability for retirement benefits: To cover retirement benefits of employees, the Company provides for liability for retirement benefits at an amount to be prepared as of the interim balance sheet date, which is derived from the projected benefit obligations and estimated plan assets at the interim balance sheet date. The unrecognized prior service cost is being amortized over five years and recognized as operating expenses in the statements of income. The unrecognized actuarial loss is being amortized over five years by the straight-line method and amortization of the unrecognized actuarial loss is recognized as operating expenses in the statements of income starting from the period following the period during which each loss occurred. (5) Retirement allowances for directors: The Company provides a reserve for retirement allowances for directors, executive officers and corporate auditors in required amounts calculated based on the bylaw.	(2) Reserve for sales returns: Same as the left (3) Reserve for disposal of goods returns: Same as the left (4) Liability for retirement benefits: Same as the left (5) Retirement allowances for directors: Same as the left	(2) Reserve for sales returns: To prepare for possible sales return losses incurred after the balance sheet date, the reserve is provided at an amount calculated by multiplying the amount of trade receivables at the balance sheet date by the average return ratio over the previous two fiscal years and the profit ratio of the interim period. (3) Reserve for disposal of goods returns: To prepare for possible losses on disposal of goods returned after the balance sheet date, the reverse is provided at an amount calculated by multiplying the amount of trade receivables at the balance sheet date by the average return ratio of goods sold and the average disposal ratio of goods returned over the previous two fiscal years. (4) Liability for retirement benefits: To cover retirement benefits of employees, the Company provides for liability for retirement benefits at an amount to be prepared as of the interim balance sheet date, which is derived from the projected benefit obligations and estimated plan assets at the balance sheet date. The unrecognized prior service cost is being amortized over five years and recognized as operating expenses in the statements of income. The unrecognized actuarial loss is being amortized over five years by the straight-line method and amortization of the unrecognized actuarial loss is recognized as operating expenses in the statements of income starting from the period following the period during which each loss occurred. (5) Retirement allowances for directors: Same as the left
4. Methods for Translation of Assets and Liabilities denominated in Foreign Currencies	Monetary receivables and payables denominated in foreign currencies are translated into yen at the current exchange rates as of the interim balance sheet date. The foreign exchange gain and loss from translation are recognized in the statements of income.	Same as the left	Monetary receivables and payables denominated in foreign currencies are translated into yen at the current exchange rates as of the balance sheet date. The foreign exchange gain and loss from translation are recognized in the statements of income.

Item	April 1, 2006- September 30, 2006	**April 1, 2007- September 30, 2007**	April 1, 2006- March 31, 2007
5. Accounting for Lease Transactions	Finance lease transactions other than those under which ownership is transferred to the lessee are accounted for in accordance with the accounting treatment of operating leases.	Same as the left	Same as the left
6. Hedge Accounting	(1) Hedge method: Derivatives used for hedging purposes are measured at fair market value and unrealized gain or loss on derivatives is deferred until maturity of the hedged transactions. If the forward contracts qualify for hedge accounting, trade receivables and payables denominated in foreign currencies are translated into yen at the contracted rates. (2) Hedging instruments and hedged items: (a)Hedging instruments: Foreign currency forward contracts (b) Hedged items: Trade receivables and payables including committed transactions denominated in foreign currencies (3) Hedging policy: The Company uses hedged transactions, in the ordinary course of business, to reduce the exposure to fluctuations in foreign currency exchange rate. Hedged transactions used by the Company have been made in accordance with internal policies. (4) Method for assessment of effectiveness of hedging: Foreign currency forward contracts assigned to the associated receivables and payables have the same terms and denominations as the corresponding receivables and payables and the contract amounts will not exceed those of the corresponding assets and liabilities. As a result, high correlation and effectiveness between the hedging instruments and the hedged items are maintained against fluctuations in foreign exchange rate so that assessment of effectiveness has not been performed.	(1) Hedge accounting method: Same as the left (2) Hedging instruments and hedged items: Same as the left (3) Hedging policy: Same as the left (4) Method for assessment of effectiveness of hedging Same as the left	(1) Hedge accounting method: Same as the left (2) Hedging instruments and hedged items: Same as the left (3) Hedging policy: Same as the left (4) Method for assessment of effectiveness of hedging: Same as the left
7. Accounting for Consumption Taxes	Consumption taxes and local consumption taxes are excluded from revenues and expenses.	Same as the left	Same as the left

ACCOUNTING CHANGES

April 1, 2006- September 30, 2006	**April 1, 2007- September 30, 2007**	April 1, 2006- March 31, 2007
(Presentation of Equity) On December 9, 2005, the Accounting Standards Board of Japan (the "ASBJ") published a new accounting standard and related guidance for presentation of equity. The new standard (the ASBJ Statement No.5) and the related guidance (the ASBJ Guidance No.8) are applied. The shareholders' equity amounted to ¥458,138 million based on the former regulation. The Equity at the interim balance sheet date is presented in accordance with the modification of the Regulations Concerning Semi-annual Consolidated Financial Statements. (Standard for stock option) On December 27, 2005, the ASBJ issued "Accounting Standard for Stock Options and Related Guidance." The new standard and guidance are applicable to stock options newly granted on and after May 31, 2006. Due to the adoption of the new standards, the amount of operating income, ordinary income and income before income taxes and minority interests decreased by ¥294 million.	―――	(Presentation of Equity) On December 9, 2005, the Accounting Standards Board of Japan (the "ASBJ") published a new accounting standard and related guidance for presentation of equity. The new standard (the ASBJ Statement No.5) and the related guidance (the ASBJ Guidance No.8) are applied. The shareholders' equity amounted to ¥467,246 million based on the former regulation. The Equity at the balance sheet date is presented in accordance with the modification of the Regulations Concerning Consolidated Financial Statements. (Standard for stock option) On December 27, 2005, the ASBJ issued "Accounting Standard for Stock Options and related guidance." The new standard and guidance are applicable to stock options newly granted on and after May 31, 2006. Due to the adoption of the new standards, the amount of operating income, ordinary income and income before income taxes and minority interests decreased by ¥294 million.

CHANGES IN REPRESENTATION

April 1, 2006- September 30, 2006	**April 1, 2007- September 30, 2007**
(Non-Consolidated Balance Sheet) As the amount of "Insurance reserve", treated and presented in an separate account title in the previous interim period, was ¥3,516 million in the interim period, accounting for less than or equal to 5% of total assets, it was included in "Other assets" of the component of "investments and other assets". (Non-Consolidated Statements of Cash Flows) Although the cash flows related to retirement benefits were included in "Retirement benefit costs" and "Others" in the component of operating cash flows in the previous period, they are represented as Increase (Decrease) in liability for retirement benefits in the current period. The amount of "Increase in liability for retirement benefits" in the operating cash flows in the previous period was ¥1,624 million.	―――

NOTES TO THE SEMIANNUAL NON-CONSOLIDATED BALANCE SHEETS

September 30, 2006	September 30, 2007	March 31, 2007
*1. Accumulated depreciation of property, plant and equipment is ¥154,784 mil. including accumulated loss on impairment of long-lived assets.	*1. Accumulated depreciation of property, plant and equipment is ¥162,568 mil. including accumulated loss on impairment of long-lived assets.	*1. Accumulatec depreciation of property, plant and equipment is $158,699 mil. Including accumulated loss on impairment of long-lived assets.
2. Contingent liabilities: The Company guarantees ¥113 mil. for employee's housing loans from financial institutions. The Company guarantees ¥1 mil. (EUR 9 thousand) for advance received and others from customers of Eisai Machinery GmbH. Notes: Among the above guarantee liabilities, those denominated in foreign currencies are translated into yen, using the exchange rate at the interim balance sheet date.	2. Contingent liabilities: The Company guarantees ¥46 mil. (EUR 287 thousand) for advance received and others from customers of Eisai Machinery GmbH. Notes: Among the above guarantee liabilities, those denominated in foreign currencies are translated into yen, using the exchange rate at the interim balance sheet date.	2. Contingent liabilities: The Company guarantees ¥110 mil. for employees' housing loans from financial institutions. The Company guarantees ¥90 mil. (EUR 574 thousand) for advance received and others from customers of Eisai Machinery GmbH. The Company guarantees ¥264 mil. (GBP 1,142 thousand) for accrued liability for purchase price of land and construction costs of Eisai Europe Ltd. Notes: Among the above guarantee liabilities, those denominated in foreign currencies are translated into yen, using the exchange rate at the balance sheet date
*3. Consumption tax Suspense consumption tax payment and consumption tax receipt are netted and the balance is presented as "Other current liabilities."	*3. Consumption tax Same as the left	*3 ――――――
*4. 412 mil. yen was deducted from acquisition costs of fixed assets at the balance sheet date by the government subsidies. Details of reduction are as follows; Buildings ¥0 mil. Structures ¥19 mil. Machinery and equipment ¥166 mil. Tools, furniture, and fixtures ¥226 mil.	*4. ――――――	*4. ――――――
*5. The notes at maturity are regarded as settled on the clearance date. Since the interim balance sheet date was a bank holiday, the notes at maturity on the interim balance sheet date was included into the balance of the related account as follows, Notes receivable-trade ¥3 mil.	*5. The notes at maturity are regarded as settled on the clearance date. Although the interim balance sheet date was a bank holiday, no note reaches maturity on the interim balance sheet date.	*5. The notes at maturity are regarded as settled on the clearance date. Since the balance sheet date was a bank holiday, the notes at maturity on the balance sheet date was included into the balance of the related account as follows, Notes receivable-trade ¥16 mil.

NOTES TO THE SEMIANNUAL NON-CONSODIDATED STATEMENTS OF INCOME

April 1, 2006- September 30, 2006

*1. Non-operating income
- Interest income ¥41 mil.
- Interest on securities ¥192 mil.
- Dividend income ¥714 mil.

*2. Non-operating expense
- Interest expenses ¥27 mil.
- Foreign exchange losses ¥624 mil.

*3. Special income
- Gain on sales of fixed assets ¥62 mil.
- Gain on sales of investment Securities ¥183 mil.
- Disposal of products incurred by subsidiaries ¥554 mil.

*4. Special loss
- Loss on disposal of fixed assets ¥543 mil.
- Loss on impairment of long-lived assets ¥35 mil.

5. Depreciation expense
- Property, plant and equipment ¥5,614 mil.
- Intangible assets ¥2,883 mil.

6. Loss on impairment of long-lived assets

The Company classifies its business property to be held and used for business operations into asset groups on the basis of business segments whose profitability are consistently monitoring. In addition, lease assets, idle assets and sales rights are grouped individually. For the interim period, the Company booked an impairment loss on the following asset groups:

Function	Asset type	Status
Idle assets	Machinery, Equipment and vehicles and others	Misato-machi, Saitama Kagamihara-shi, Gifu

As the idle assets significantly decreased in market value, a loss on impairment has been recognized by write-down of the book value to a recoverable amount as well.

The total loss on impairment of long-lived assets for the interim period amounted to ¥35 million, which was composed of the machinery, equipment and vehicles of ¥31 million and the tools, furniture, and fixtures of ¥3 million

The recoverable amount of asset group is measured by net realized value. Net realizable value is based on reasonable estimates.

April 1, 2007- September 30, 2007

*1. Non-operating income
- Interest income ¥85 mil.
- Interest on securities ¥163 mil.
- Dividend income ¥633 mil.

*2. Non-operating expense
- Interest expenses ¥77 mil.
- Foreign exchange losses ¥611 mil.

*3. Special income
- Gain on sales of fixed assets ¥2 mil.
- Gain on sales of investment Securities ¥2,202 mil.

*4. Special loss
- Loss on disposal of fixed assets ¥211 mil.
- Loss on impairment of long-lived assets ¥1 mil.
- Loss on devaluation of work-in-process inventory ¥845 mil.

5. Depreciation expense
- Property, plant and equipment ¥5,364 mil.
- Intangible assets ¥3,150 mil.

6. Loss on impairment of long-lived assets

The Company classifies its business property to be held and used for business operations into asset groups on the basis of business segments whose profitability are consistently monitoring. In addition, lease assets, idle assets and sales rights are grouped individually. For the interim period, the Company booked an impairment loss on the following asset groups:

Function	Asset type	Status
Idle assets	Machinery, Equipment and vehicles and others	Misato-machi, Saitama and others

As the idle assets significantly decreased in market value, a loss on impairment has been recognized by write-down of the book value to a recoverable amount as well.

The total loss on impairment of long-lived assets for the interim period amounted to ¥1 million, which was composed of the machinery and equipment of ¥1 million.

The recoverable amount of asset group is measured by net realized value. Net realizable value is based on reasonable estimates

April 1, 2006- March 31, 2007

*1. Non-operating income
- Interest income ¥109mil.
- Interest on securities ¥315mil.
- Dividend income ¥1,071mil.

*2. Non-operating expense
- Interest expenses ¥65 mil.
- Foreign exchange losses ¥892 mil.

*3. Special income
- Gain on sales of fixed assets ¥204 mil.
- Gain on sales of investment Securities ¥1,651 mil.
- Disposal of products Incurred by subsidiaries ¥554 mil.

*4. Special loss
- Loss on disposal of fixed assets ¥975 mil.
- Loss on impairment of long-lived assets ¥81 mil.
- Accelerated depreciation expenses ¥646 mil.

5. Depreciation expense
- Property, plant and equipment ¥12,368 mil.
- Intangible assets ¥6,194 mil.

6. Loss on impairment of long-lived assets

The Company classifies its business property to be held and used for business operations into asset groups on the basis of business segments whose profitability are consistently monitoring. In addition, lease assets, idle assets and sales rights are grouped individually. For the period, the Company booked an impairment loss on the following asset groups:

Function	Asset type	Status
Idle assets	Investments and other assets (Other)	Echizen-machi, Fukui and others
	Machinery, Equipment and vehicles and others	Misato-machi, Saitama Kagamihara-shi, Gifu

As the idle assets significantly decreased in market value, a loss on impairment has been recognized by write-down of the book value to a recoverable amount as well.

The total loss on impairment of long-lived assets for the period amounted to ¥81 million. The contents of impairment are Investments and other assets (Other) of ¥42 million, Machinery and equipment of ¥33 million, Tools, furniture, and fixtures of ¥3 million.

April 1, 2006- September 30, 2006	**April 1, 2007- September 30, 2007**	April 1, 2006- March 31, 2007
		The recoverable amount of asset group is measured by net realized value. Net realizable value s based on reasonable estimates, either real estates appraised value by a third party and others or the assessed value of property for tax purposes.

NOTES TO THE SEMIANNUAL STATEMENT OF CHANGES IN EQUITY

April 1, 2006-September 30, 2006

1. Types and number of stock issued and treasury stock

(thousand of shares)

Type of stock	Common stock
Number of shares at the end of the previous period	10,692
Increase	2,011
Decrease	134
Number of shares at the end of the interim period	12,568

(Note 1) The increase in treasury stock (common stock) is composed of the purchase of 2,000 thousand shares of treasury stock, which was resolved by the Board of Directors held on July 31, 2006, and the purchase of 11 thousand of fractional shares.

(Note 2) The decrease in treasury stock was caused by exercises of stock options.

April 1, 2007-September 30, 2007

1. Types and number of stock issued and treasury stock

(thousand of shares)

Type of stock	Common stock
Number of shares at the end of the previous period	12,437
Increase	10
Decrease	43
Number of shares at the end of the interim period	12,404

(Note 1) The increase in treasury stock (common stock) is due to the purchase of fractional shares.

(Note 2) The decrease of the treasury stock was caused by exercises of stock options.

April 1, 2006-March 31, 2007

1. Types and number of stock issued and treasury stock

(thousand of shares)

Type of stock	Common stock
Number of shares at the end of the previous period	10,692
Increase	2,023
Decrease	277
Number of shares at the end of the period	12,437

(Note 1) The increase in treasury stock (common stock) is composed of the purchase of 2,000 thousand shares of treasury stock, which was resolved by the Board of Directors held on July 31, 2006, and the purchase of 23 thousand of fractional shares.

(Note 2) The decrease of the treasury stock was caused by exercises of stock options.

5) LEASE TRANSACTIONS

April 1, 2006-September 30, 2006	**April 1, 2007-September 30, 2007**	April 1, 2006-March 31, 2007
1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee	1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee	1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee
1) Acquisition cost, Accumulated depreciation, Accumulated loss on impairment and Net leased property (Millions of Yen)	1) Acquisition cost, Accumulated depreciation, Accumulated loss on impairment and Net leased property (Millions of Yen)	1) Acquisition cost, Accumulated depreciation, Accumulated loss on impairment and Net leased property (Millions of Yen)

April 1, 2006-September 30, 2006 (Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net leased property
Vehicles and delivery equipment	68	26	42
Tools, furniture and fixtures	2,760	1,049	1,710
Software	75	60	14
Total	2,904	1,136	1,767

April 1, 2007-September 30, 2007 (Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net leased property
Vehicles and delivery equipment	71	36	35
Tools, furniture and fixtures	2,929	1,773	1,156
Software	28	24	4
Total	3,030	1,833	1,197

April 1, 2006-March 31, 2007 (Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net leased property
Vehicles and delivery equipment	68	29	38
Tools, furniture and fixtures	2,914	1,361	1,552
Software	47	39	7
Total	3,030	1,431	1,599

April 1, 2006-September 30, 2006	April 1, 2007-September 30, 2007	April 1, 2006-March 31, 2007
2) Obligation under financial leases and other Due within one year ¥825 mil. Due over one year ¥975 mil. Total ¥1,801 mil.	2) Obligation under financial leases and other Due within one year ¥667mil. Due over one year ¥555mil. Total ¥1,223mil.	2) Obligation under financial leases and other Due within one year ¥885mil. Due over one year ¥751mil. Total ¥1,636 mil.
3) Actual lease payments, reversal of impairment of leased property, depreciation, interest expenses under finance leases, and loss on impairment of leased property: Actual lease payments ¥468 mil. Depreciation ¥442 mil. Interest expense under finance lease ¥34 mil.	3) Actual lease payments, reversal of impairment of leased property, depreciation, interest expense under finance leases, and losses on impairment of leased property: Actual lease payments ¥498 mil. Depreciation ¥474 mil. Interest expense under finance lease ¥21 mil.	3) Actual lease payments, reversal of impairment of leased property, depreciation, interest expense under finance leases, and losses on leased property: Actual lease payments ¥938 mil. Depreciation ¥885 mil. Interest expense under finance lease ¥65 mil.
4) Depreciation method: Leased assets are depreciated over the lease terms by straight-line method with no salvage value.	4) Depreciation method: Same as the left	4) Depreciation method: Same as the left
5) Interest expense for leased properties: Interest expenses for leased properties is allocated every fiscal year by using the interest method based on the differences between the total lease payments and the respective acquisition costs of the assets which are considered to be interest-bearing.	5) Interest expense for leased properties: Same as the left	5) Interest expense for leased properties: Same as the left
2. Operating Leases	2. Operating Leases	2. Operating Leases
(Loss on impairment of long-lived assets) None	(Loss on impairment of long-lived assets) Same as the left	(Loss on impairment of long-lived assets) Same as the left

6) SECURITIES

Market value of investment in subsidiaries:

(Millions of Yen)

Period Ended	September 30, 2006	**September 30, 2007**	March 31, 2007
Carrying amount	4,279	-	4,279
Market value	2,786	-	2,950
Difference	(1,493)	-	(1,329)

7) PER SHARE INFORMATION

April 1, 2006 - September 30, 2006	**April 1, 2007 - September 30, 2007**	April 1, 2006 - March 31, 2007
Book value per share: ¥1,613.17	Book value per share: ¥1,652.92	Book value per share: ¥1,644.49
Earnings per share: ¥70.50	Earnings per share: ¥99.17	Earnings per share: ¥150.23
Diluted earnings per share: ¥70.40	Diluted earnings per share: ¥99.06	Diluted earnings per share: ¥150.01

Note: The basis of the report of basic earnings per share and diluted earnings per share are as follows:

	April 1, 2006-Sep.30, 2006	**April 1, 2007-Sep. 30, 2007**	April 1, 2006-March 31, 2007
Basic earnings per share			
(1) Net income (mil. yen)	¥20,137	¥28,178	¥42,803
(2) Amount not attributed to common shareholders (mil. yen)	-	-	-
(3) Net income on common shares (mil. yen)	20,137	28,178	42,803
(4) Average number of common shares outstanding (thousand shares)	285,636	284,139	284,911
Diluted earnings per share			
Increased number of common shares (thousand shares)	412	320	431
[Subscription rights] (thousand shares)	[110]	[62]	[100]
[Stock option] (thousand shares)	[302]	[257]	[331]
Dilutive securities with no dilutive effects, which were not included in fully diluted earnings per share.	————	Type of the diluting securities: Stock option Number of the diluting securities: 264 thousand	————

8) IMPORTANT SUBSEQUENT EVENTS

There were no important subsequent events during the period under review.

9) SEMIANNUAL NON-CONSOLIDATED FINANCIAL STATEMENTS for the second quarter of FY 2007

(1) STATEMENTS OF INCOME (for reference)

Account Title	July 1, 2006 - September 30 2006 (Millions of Yen)		(%)	July 1, 2007 - September 30 2007 (Millions of Yen)		(%)	Increase/ (Decrease) (Millions of Yen)
I. Net sales		87,189	100.0		96,814	100.0	9,625
II. Cost of sales		19,964	22.9		18,111	18.7	(1,853)
Gross profit		67,224	77.1		78,702	81.3	11,478
Provision for sales returns-net		(10)	(0.0)		(6)	(0.0)	4
Gross profit		67,235	77.1		78,709	81.3	11,473
III. Selling, general and administrative expenses							
1. Research and development expenses	27,323		[31.3]	31,688		[32.7]	
2. Selling, general and administrative expenses	24,843	52,166	59.8	26,119	57,807	59.7	5,641
Operating income		15,068	17.3		20,901	21.6	5,832
IV. Non-operating income		367	0.4		(86)	(0.1)	(454)
V. Non-operating expenses		332	0.4		718	0.7	385
Ordinary income		15,103	17.3		20,096	20.8	4,992
VI. Special gain		744	0.8		4	0.0	(740)
VII. Special loss		117	0.1		1,040	1.1	922
Income before income taxes		15,730	18.0		19,059	19.7	3,329
Income taxes-current	7,178			8,374			
Income taxes-deferred	(1,533)	5,644	6.4	(1,768)	6,605	6.8	961
Net income		10,086	11.6		12,454	12.9	2,368

(2) NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (for reference)

Account Title	July 1, 2006-September. 30, 2006 (Millions of Yen)	July 1, 2007-September 30, 2007 (Millions of Yen)	Increase/(Decrease) (Millions of Yen)
I. Operating activities			
1. Income before income taxes	15,730	19,059	
2. Depreciation and amortization	4,439	4,320	
3. Loss on impairment of long-lived assets	35	1	
4. Deacrease in allowance for doubtful accounts	(17)	–	
5. Interest and dividend income	(200)	(162)	
6. Interest expenses	15	52	
7. Loss on sales and disposal of fixed assets	93	188	
8. Gain on sales of short-term investment and investment securities	(183)	–	
9. Loss on devaluation of securities	–	0	
10. Increase in notes and accounts receivable-trade	(7,385)	(1,772)	
11. Increase in inventories	(1,123)	(817)	
12. Decrease in notes and accounts payable-trade	(96)	(1,558)	
13. Increase (Decrease) in other current liabilities	1,194	(3,554)	
14. Dearease in reserve for retirement benefit	(1,484)	(2,554)	
15. Other	(1,437)	3,594	
Sub-total	9,581	16,798	
16. Interest and dividends received	151	182	
17. Interest paid	(15)	(52)	
18. Income tax paid	(1,691)	37	
Net cash provided by operating activities	8,026	16,965	8,939
II. Investing activities			
1. Proceeds from sales and maturities of short-term investments	1,500	1,000	
2. Purchases of property, plant and equipment	(1,714)	(1,282)	
3. Proceeds from sales of property, plant and equipment	13	8	
4. Payments for acquisition of business	(1,196)	(1,329)	
5. Purchases of investment securities	(6,712)	(4)	
6. Proceeds from sales and redemptions of investment securities	1,569	5	
7. Investments in subsidiaries and associated companies	–	(1,145)	
8. Other	(144)	80	
Net cash used in investing activities	(6,684)	(2,668)	4,015
III. Financing activities			
1. Purchase of treasury stock	(11,060)	–	
2. Other	314	103	
Net cash provided by (used in) financial activities	(10,745)	103	10,848
IV. Foreign currency translation adjustments on cash and cash equivalents	0	(1)	(1)
V. Net (decrease) increase in cash and cash equivalents	(9,402)	14,398	23,801
VI. Cash and cash equivalents at beginning of period	81,884	21,814	(60,069)
VII. Cash and cash equivalents at end of period	72,481	36,213	(36,268)

6. Other

Subsidarization of Sanko Junyaku Co., Ltd.

Sanko Junyaku Co. Ltd. ("Sanko Junyaku") became a wholly-owned subsidiary of Eisai Co., Ltd. ("Eisai") on October 1st, 2007.

As one of Eisai's consolidated subsidiaries, Sanko Junyaku aims to meet the needs of a great variety of patients and their family, and the general public through providing information and products that are closely related to the diagnosis and treatment of diseases.

The important role of diagnosis in the prevention and control of diseases is well recognized, and the importance will be far more increased in the future. The genetic diagnosis, in particular, is expected to play a key role in personalized medicine, which is anticipated to revolutionize the medical practice by offering more effective medical treatments from the aspect of the patient's diathesis and drug response (adverse effects/efficacy) using the genomic information.
To cope with such challenging circumstances, Eisai decided to make Sanko Junyaku its wholly-owned subsidiary to utilize the Company's total management resources to reinforce its existing diagnostic business, and to promote commercializing of the Probe alternation link self-assembly reaction, gene signal amplification technology.
In consideration of the above circumstances, Eisai and Sanko Junyaku have concluded that a complete subsidiarization of Sanko Junyaku by Eisai is necessary in order to aggressively utilize the management resources of the entire group and to effectively and promptly promote the development of the existing diagnostic business and the advancement towards challenging areas such as gene signal amplification technology, which is the PALSAR Method.
Eisai established the Japan Business Headquarters to implement its integrated business strategy in the four business operations of Eisai Group in Japan consisting of the prescription pharmaceuticals, consumer healthcare products, diagnostic pharmaceuticals and generics businesses. The Company will pursue achieving far more improved patients' benefits through providing information, services and products, from all aspects of healthcare from prevention, intervention, and innovation of treatments considering further medical trends or

advances in medical technologies. Under this operational framework, Sanko Junyaku takes responsibility as the diagnostic agent which is one of Eisai's core businesses, and aims to satisfy the various needs of patients and their family, and the general public through providing clinical reagents that are intimately connected with therapeutic products.

<The Process of Subsidiarization of Sanko Junyaku>

April 26, 2007	Eisai Co., Ltd. and Sanko Junyaku agreed on share exchange agreement (announced)
June 21, 2007	Share exchange was approved at the ordinary meeting of shareholders of Sanko Junyaku
June 22, 2007	Sanko Junyaku was allocated to the adjustment post of JASDAQ
September 25, 2007	Sanko Junyaku was delisted from JASDAQ
October 1, 2007	Share exchange
November 20, 2007	Delivery of certificate (scheduled date)

Summary of the financial result of Sanko Junyaku (consolidated) for the Interim of fiscal year ending March 31, 2008 were attached for your reference.

6. FINANCIAL STATEMENTS of Sanko Junyaku Co., Ltd.
1-1) BALANCE SHEETS (ASSETS)

Account Title	September 30, 2006 (Thousands of Yen)		(%)	September 30, 2007 (Thousands of Yen)		(%)	March 31, 2007 (Thousands of Yen)		(%)
ASSETS									
I. Current assets:									
1. Cash and cash in banks		188,984			248,586			138,091	
2. Notes and accounts receivable-trade		1,599,359			1,578,742			1,551,996	
3. Short-term investments		1,560,881			836,618			1,284,638	
4. Inventories		1,470,273			1,335,981			1,418,078	
5. Deferred tax assets		180,853			252,272			171,293	
6. Deposit paid		2,243,117			3,015,976			2,662,766	
7. Other		76,669			84,642			94,706	
Allowance for doubtful receivables		(12,390)			(13,070)			(12,710)	
Total current assets		7,307,750	54.4		7,339,750	54.2		7,308,861	54.1
II. Fixed assets:									
1. Property, plant and equipment									
(1) Buildings and structures	1,033,215			949,263			987,124		
(2) Land	247,930			247,930			247,930		
(3) Other	632,394	1,913,539	14.2	660,500	1,857,693	13.7	610,082	1,845,137	13.7
2. Intangible assets		5,304	0.0		5,041	0.0		5,173	0.0
3. Investments and other assets									
(1) Investment securities	2,162,436			1,978,479			2,097,826		
(2) Deferred tax assets	884,586			789,330			889,545		
(3) Long-term deposit in banks	1,100,000			1,500,000			1,300,000		
(4) Other	66,348	4,213,371	31.4	68,827	4,336,637	32.1	66,414	4,353,786	32.2
Total fixed assets		6,132,215	45.6		6,199,372	45.8		6,204,096	45.9
Total assets		13,439,965	100.0		13,539,123	100.0		13,512,957	100.0

1-2) BALANCE SHEETS
(LIABILITIES AND EQUITY)

Account Title	September 30, 2006 (Thousands of Yen)	(%)	September 30, 2007 (Thousands of Yen)	(%)	March 31, 2007 (Thousands of Yen)	(%)
LIABILITIES						
I. Current liabilities:						
1. Accounts payable-trade	261,795		278,586		331,245	
2. Short-term borrowings	60,207		–		50,110	
3. Income taxes payable	19,935		19,619		23,229	
4. Reserve for bonuses	176,874		172,309		158,817	
5. Reserve for sales returns	4,590		3,090		4,400	
6. Other	321,055		492,101		335,442	
Total current liabilities	844,457	6.3	965,707	7.1	903,245	6.7
II. Long-term liabilities:						
1. Deferred tax liabilities	725,363		773,960		749,587	
2. Other	276,900		232,812		268,869	
Total long-term liabilities	1,002,264	7.4	1,006,773	7.5	1,018,457	7.5
Total liabilities	1,846,722	13.7	1,972,480	14.6	1,921,703	14.2
Equity						
I. Owners' Equity						
1. Common stock	5,262,480	39.2	5,262,480	38.9	5,262,480	38.9
2. Capital surplus	5,383,920	40.1	5,383,920	39.8	5,383,920	39.8
3. Retained earnings	836,178	6.2	816,101	6.0	840,661	6.2
4. Treasury stock	(7,619)	(0.1)	–	–	(8,298)	(0.0)
Total Owners' Equity	11,474,959	85.4	11,462,501	84.7	11,478,762	84.9
II. Net unrealized gain and translation adjustment:						
1. Net unrealized gain on available-for-sale securities	78,868	0.6	60,210	0.4	70,746	0.6
Total net unrealized gain and translation adjustments	78,868	0.6	60,210	0.4	70,746	0.6
III. Minority Interests	39,416	0.3	43,931	0.3	41,745	0.3
Total equity	11,593,243	86.3	11,566,643	85.4	11,591,254	85.8
Total liabilities and Equity	13,439,965	100.0	13,539,123	100.0	13,512,957	100.0

2) STATEMENTS OF INCOME

Account Title	April 1, 2006 - September 30, 2006 (Thousands of Yen)		(%)	April 1, 2007 - September 30, 2007 (Thousands of Yen)		(%)	April 1, 2006 - March 31, 2007 (Thousands of Yen)		(%)
I. Net sales		2,552,026	100.0		2,494,281	100.0		5,136,625	100.0
II. Cost of sales		1,074,077	42.1		1,047,671	42.0		2,169,207	42.2
Gross profit on sales		1,477,948	57.9		1,446,610	58.0		2,967,418	57.8
Reversal of provision for sales returns-net	8,130			4,400			8,130		
Provision for sales returns-net	4,590	(3,540)	(0.2)	3,090	(1,310)	(0.1)	4,400	(3,730)	(0.0)
Gross profit		1,481,488	58.1		1,447,920	58.1		2,971,148	57.8
III. Selling, general and administrative expenses		1,453,634	57.0		1,416,002	56.8		2,927,525	57.0
Operating income		27,854	1.1		31,917	1.3		43,622	0.8
IV. Non-operating income									
1. Interest income	23,158			42,029			62,076		
2. Dividend income	730			906			1,121		
3. Other	1,408	25,297	1.0	2,765	45,702	1.8	3,975	67,173	1.3
V. Non-operating expenses									
1. Interest expenses	1,750			2,060			4,024		
2. Loss on disposal of inventories	129			-			-		
3. Quality assurance expenses	4,450			-			4,664		
4. Foreign exhange gain	913			-			3,845		
5. Fee for a service for corporate stock affairs	-			7,691			9,000		
6. Other	319	7,562	0.3	588	10,339	0.4	1,885	23,419	0.4
Ordinary income		45,589	1.8		67,280	2.7		87,376	1.7
VI. Special gain									
1. Gain on sales of fixed assets	42			-			57		
2. Proceeds from redemptions of securities	-	42	0.0	-	-	-	20	77	0.0
VII. Special loss									
1. Loss on disposal of fixed assets	7,503			3,065			8,527		
2. Loss on impairment of long-lived assets	4,065			333			15,380		
3. Loss on cancellation of an insurance policy for prior period	-	11,569	0.5	-	3,399	0.1	7,089	30,996	0.6
Income before income taxes and minority interests		34,062	1.3		63,881	2.6		56,457	1.1
Income taxes-current	5,704			5,517			11,181		
Income taxes-deferred	14,778	20,483	0.8	26,377	31,895	1.3	24,885	36,066	0.7
Minority interests in net income		2,078	0.0		2,185	0.1		4,408	0.1
Net income		11,501	0.5		29,800	1.2		15,983	0.3

4) STATEMENT OF CASH FLOWS

	April 1, 2006 - September 30, 2006	April 1, 2007 - September 30, 2007	April 1, 2006 - March 31, 2007
Account Title	(Thousands of Yen)	(Thousands of Yen)	(Thousands of Yen)
I. Operating activities:			
1. Income before income taxes and minority interests	34,062	63,881	56,457
2. Depreciation and amortization	151,215	140,204	312,210
3. Loss on impairment of long-lived assets	4,065	333	15,380
4. Loss on cancellation of an insurance policy for prior year	-	-	7,089
5. Increase in allowance for doubtful accounts	2,960	360	3,280
6. Interest and dividend income	(23,889)	(42,936)	(63,198)
7. Interest expenses	1,750	2,060	4,024
8. Loss on disposal of inventories	18,129	10,264	31,884
9. Loss on devaluation of ivventories	3,708	329	2,615
10. Gain on sales of fixed assets	(42)	-	(57)
11. Loss on disposal of fixed assets	7,503	1,305	8,527
12. Increase in liability for retirement benefits	40,345	24,372	64,570
13. Decrease in retirement allowance for directors	(17,701)	-	(17,701)
14. Increase (decrease) in liability for bonuses	8,381	13,492	(9,675)
15. Decrease in provision for sales returns	(3,540)	(1,310)	(3,730)
16. Loss on redemption of securities	-	-	740
17. Increase in notes and accounts receivable-trade	(83,336)	(26,745)	(35,973)
18. (Decrease) Increase in inventories	(100,836)	62,400	(105,004)
19. Increase (Decrease) in other current assets	(11,312)	2,962	(22,765)
20. Decrease (Increase) in other investment	650	136	(727)
21. Increase (Decrease) in notes and accounts payable-trade	27,669	(54,920)	98,992
22. Increase (Decrease) in accrued expenses	(1,589)	(2,878)	2,907
23. Increase (Decrease) in other current liabilities	(14,537)	145,220	(3,927)
24. Other-net	(11,963)	(18,236)	(31,703)
Sub-total	31,692	320,294	314,214
25. Interest and dividends received	25,939	44,204	64,047
26. Interest paid	(1,750)	(2,060)	(4,024)
27. Income taxes paid	(7,643)	(5,622)	(14,727)
Net cash provided by operating activities	48,237	356,316	359,509
II. Investing activities:			
1. Proceeds from sales and maturities of short-term investments	300,000	300,000	649,259
2. Purchases of property, plant and equipment	(126,556)	(146,719)	(182,887)
3. Proceeds from sales of property, plant and equipment	42	-	57
4. Purchases of investment securities	(293,751)	-	(443,751)
5. Proceeds from sales and redemption of investments	-	-	100,020
6. Investments in and purchases of other assets	(700,000)	(200 000)	(900,000)
Net cash used in investing activities	(820,264)	(46,719)	(777,301)
III. Financing activities:			
1. Net decrease in short-term borrowings	41,928	(50,110)	31,832
2. Purchase of treasury stock	(37)	(1,107)	(716)
3. Dividends paid	(53,180)	(44,554)	(53,513)
Net cash used in financing activities	(11,289)	(95,773)	(22,397)
IV. Foreign currency translation adjustments on cash and cash equivalents	97	676	118
V. Net increase (decrease) in cash and cash equivalents	(783,218)	215,000	(440,071)
VI. Cash and cash equivalents at beginning of period	4,125,105	3,685,034	4,125,105
VII. Cash and cash equivalents at end of period	3,341,886	3,900,035	3,685,034

END